12/13

06019523

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coca-Cola Icecek A.S.

*CURRENT ADDRESS Esensehir Mah., Erzincan Caddesi No. 36
34776 Umraniye
Istanbul, Turkey

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

FILE NO. 82- 35049 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DATE: 12/27/06

RECEIVED

2006 DEC 13 A 11:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC MAIL RECEIVED PROCESSING
DEC 07 2006
WASH., D.C. 213 SECTION

COCA-COLA İÇECEK A.Ş.

RULE 12G3-2(B) EXEMPTION REQUEST

DOCUMENTS REFERENCED IN SCHEDULE I

(No English translation available.)

Coca-Cola İçecek

25 May 2006

RESULTS FOR THE FIRST QUARTER OF 2006

- **In the first quarter of 2006, our sales volume, net revenue, operating income, and income before tax have exceeded prior year levels.**

- **Our unit case sales volume increased by 16.7 million unit cases, or 29.9%, from 55.9 million unit cases in the first quarter of 2005 to 72.6 million unit cases in 2006.** Increase in unit case volume compared to the first quarter of the prior year was the result of the continued growth (by 10.2%) in Turkey, as well as the addition of Efes Sınai Yatırım Holding A.Ş. ("Efes Invest"). The first quarter of 2006 was the first full quarter of consolidation of international operations.

- **EBITDA increased by 8.3 million YTL, or 34.7%, from YTL23.9 million in the first quarter of 2005 to YTL32.2 million in 2006.** EBITDA margin increased from 11.3% in the first quarter of 2005 to 11.7% in the first quarter of 2006. Of the increase 3.9 million USD (YTL 5.2 million) relates to inclusion of international operations excluding Jordan, which is offset by the 1.8 million USD (YTL2.4 million) negative EBITDA of Jordan operations.

- **Net profit increased by YTL 3.4 million from YTL 0.3 million in the first quarter of 2005 to YTL3.7 million in 2006.** Turkish operations net profit increased to YTL5.0 million partially offset by the net loss of USD 1.2 million (YTL1.5 million) in the international operations primarily due to one time budgeted restructuring costs in Jordan.

Selected IFRS Financial Data (YTL million)		Q1-2006	Q1-2005
Sales Volume (million uc)		72.6	55.9
	Turkey	84.8%	100%
	International	15.2%	-
Net Sales		274.5	212.1
	Turkey	85.7%	100%
	International	14.3%	-
Gross Profit		76.6	55.7
	Turkey	86.3%	100%
	International	13.7%	-
EBIT		11.3	6.0
	Turkey	n.m.	100%
	International	n.m.	-
EBITDA		32.2	23.9
	Turkey	91.3%	100%
	International	9.7%	-
Net Profit		3.7	0.3
	Turkey	n.m.	100%
	International	n.m.	-

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Comments from the CEO, Michael A. O'Neill

Michael A. O'Neill, Chief Executive Officer of Coca Cola İçecek made the following comment:

"We are pleased to announce Coca-Cola İçecek's ("CCI") results for the first time as a public company. In the first quarter of 2006 we continued to grow in all of our markets as we met and even exceeded our budget for the quarter.

First quarter of 2006 was the first full quarter of consolidation of Efes Invest's income statement in CCI's financials. It was also a first time that Efes Invest consolidated Jordan income statement.

The acquisition of the bottling company in Jordan was finalized at the end of December and we have immediately started restructuring our business. Restructuring will mean some one time costs throughout the year but our plans are in place for a gradual turnaround of the Jordan operations.

In the first quarter of 2006 our CSD and fruit juice & nectar categories grew in Turkey. We further expanded our beverage portfolio in Turkey with the acquisition of Mahmudiye Kaynak Suyu Limited Şirketi ("mahmudiye") natural source water in March.

Turkish operation is expected to maintain high single digit and low teens growth in the mid-term whereas our international operation is expected to maintain high teens and low twenties growth rates in the mid-term, leading to a rising contribution to the consolidated results of CCI.

Now following our IPO, the merger with Efes Invest is on the way. We aim to finalize the merger as soon as possible.

About Coca-Cola İçecek

CCI's vision is to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. We also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, we are party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, we expanded our bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest which acquired a 90.0% interest in CC Jordan.

We offer a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands that we sell in all of our markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Accounting Principles

We maintain our books of account and prepare our statutory financial statements in accordance with the Turkish Commercial Code and Turkish tax legislation. We are required to calculate and pay taxes by reference to income reported in our statutory financial statements.

Our functional currency is the New Turkish Lira. The attached unaudited consolidated interim financial statements in this announcement are prepared in accordance with International Financial Reporting Standards ("IFRS") as of March 31, 2005 and 2006.

We acquired Efes Invest on November 14, 2005 and consolidated Efes Invest income statement for the period between November 15 and December 31, 2005 in December 31,2005 consolidated income statement.

The attached unaudited consolidated interim financial statements are composed of CCI and its wholly owned subsidiaries of Coca-Cola Satış Dağıtım A.Ş. ("CCSD") (sales & distribution company in Turkey) and Mahmudiye (natural source water production company in Turkey), and Efes Invest (international bottling operations). We acquired Mahmudiye on March 16, 2006 and therefore consolidated Mahmudiye income statement only for the period between March 17 and March 31, 2006 in March 31,2006 consolidated income statement.

The unaudited consolidated interim financial statements of Efes Invest as of March 31, 2005 and 2006, prepared in accordance with IFRS, are also included in this release. The functional and reporting currency of Efes Invest is U.S Dollar and unaudited consolidated interim financial statements of Efes Invest are prepared in U.S. Dollar. The narrative discussions of our international business in this announcement are all based on U.S. Dollar Efes Invest financials. Efes Invest USD financial statements are converted to New Turkish Lira amounts using the three months average exchange rate for the consolidated income statement and the period end exchange rate for the consolidated balance sheet. The New Turkish Lira Efes Invest financials have been included solely for the convenience of the reader.

Efes Invest acquired 90% of Coca-Cola Bottling Company of Jordan on December 29, 2005. Thus Jordan income statement is consolidated for the first time in Efes Invest financial statements in the first quarter of 2006.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Sales

Consolidated

- Our unit case sales volume increased by 16.7 million unit cases, or 29.9%, from 55.9 million unit cases in the first quarter of 2005 to 72.6 million unit cases in 2006. The combined effect of 10.2% increase in unit case sales volume in Turkey and the incremental unit case sales volume of 11.1 million unit case coming from international operations, has led to this significant increase on a consolidated basis.

- Net sales increased by 29.4% from YTL 212.1 million in the first quarter of 2005 to YTL274.5 million in 2006. Of the increase, USD 29.6 million (YTL39.3 million) is attributable to the inclusion of international operations.

Turkey

- Sales volume increased by 5.7 million unit cases or 10.2% from 55.9 million unit cases in the first quarter of 2005 to 61.6 million unit cases in 2006 primarily due to the continued growth in fruit juice and nectar, as a result of Cappy's flavor extensions, and CSD categories.

- Net sales increased by YTL23.1 million or 10.9%, from YTL212.1 million in the first quarter of 2005 to YTL235.2 million in 2006 due to the sales volume increase referred to above, as well as an increase in net sales per unit case owing to an increase in New Turkish Lira selling prices and a reduction in discounts.

- In the first quarter of 2006 our CSD and fruit juice & nectar categories grew. Cappy 100% Citrus Mix was launched into the market.

International

- Sales volume increased by 3.4 million unit cases or 43.2% from 7.7 million unit cases in the first quarter of 2005 to 11.1 million unit cases in 2006. However, the sales volume excluding Jordan increased by 1 million unit cases or 11.9%, from 7.7 million unit cases in the first quarter of 2005 to 8.7 million unit cases in 2006. There was volume growth in all markets we operate.

- Jordan's operations significantly contributed to our international operations' volume growth in the first quarter of 2006, as CCBCJ generated 21.9% of the total sales volume of Efes Invest in the stated period. Likewise, Kazakhstan, Azerbaijan and Kyrgyzstan operations delivered 50.5%, 20.6% and 7.0% of the consolidated sales volume, respectively.

- Net sales increased by USD 9 million, or 44.0%, from USD 20.6 million (YTL28.2 million) in the first quarter of 2005 to USD 29.6 million (YTL39.3 million) in 2006. USD 5.9 million (YTL7.9 million) of this amount was generated by Jordan operations. Efes Invest's franchises in Kazakhstan, Jordan, Azerbaijan and Kyrgyzstan provided 58.6%, 21.4%, 13.3% and 6.7% of its consolidated revenues, respectively, in the first quarter of 2006.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Cost of Sales and Gross Profit Margin

Consolidated

- Our cost of sales increased by YTL 41.5 million or 26.5%, from YTL156.4 million in the first quarter of 2005 to YTL197.9 million in 2006. Of the increase, USD 21.7 million (YTL28.7 million) is attributable to the inclusion of international operations. Cost of sales as a percentage of net sales decreased to 72.1% in the first quarter of 2006, while it was 73.7% in the same period of 2005.

- Gross profit increased by YTL 20.9 million or 37.5%, from YTL55.7 million in the first quarter of 2005 to YTL76.6 million in 2006, resulting in a gross profit margin increase from 26.3% in the first quarter of 2005, to 27.9% in 2006. The increase in gross profit margin was driven mainly by the improvement in Turkish operations.

Turkey

- Our cost of sales increased by YTL12.8 million or 8.2%, from YTL156.4 million in the first quarter of 2005 to YTL169.2 million in 2006, primarily due to increased sales volume. As stated above increase in CSD and fruit juice&nectar sales, which have relatively higher cost per unit case, further contributed to the increase in cost of sales.

- In addition, our concentrate cost increased due to the increase in USD net sales as part of the incidence pricing mechanism put in place by TCCC for the determination of our concentrate price. Our concentrate prices for most of our CSDs are determined by reference to a percentage of our U.S. dollar net sales as calculated in accordance with U.S. GAAP. This pricing mechanism enables us to effectively hedge our cost of concentrate against possible devaluations of the New Turkish Lira.

- Cost of sales as a percentage of net sales decreased from 73.7% in the first quarter of 2005 to 71.9% in 2006.

- Gross profit increased by YTL 10.4 million or 18.7%, from YTL55.7 million in the first quarter of 2005 to YTL66.1 million in 2006, resulting in a gross profit margin increase from 26.3% in the first quarter of 2005, to 28.1% in 2006 as a result of the factors discussed above.

International

- Our cost of sales increased by USD 7.7 million (YTL10.2 million) or 56.1%, from USD 13.9 million (YTL19.1 million) in the first quarter of 2005 to USD 21.7 million (YTL28.7 million) in 2006, primarily due to first time consolidation of Jordan operation, increased sales volume and increase in sugar prices. If the cost of sales of Jordan oeration amounting to USD 16.2 million (YTL21.5 million) is excluded then the cost of sales increase is 16.1% compared to the same period in 2005.

- Cost of sales as a percentage of net sales increased from 67.8% in the first quarter of 2005 to 73.1% (68.5% excluding Jordan) in 2006.

- Gross profit increased by USD 1.3 million (YTL 1.8 million) or 21.2%, from USD 6.6 million (YTL9.1 million) in the first quarter of 2005 to USD 8.0 million (YTL10.6 million)

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

in 2006, resulting in a gross profit margin decrease from 32.2% in the first quarter of 2005, to 26.9% in 2006 as a result of lower margin in Jordan. International operations, excluding Jordan, gross margin remained almost flat at 31.8% in the first quarter of 2006, compared to the same period of 2005.

<u>EBIT</u>

Consolidated

- Operating expenses increased by YTL15.6 million, or 31.4%, from YTL49.7 million in the first quarter of 2005, to YTL65.3 million in 2006.
- Our EBIT increased by YTL5.3 million or 88.3%, from YTL6.0 million in the first quarter of 2005, to YTL11.3 million in 2006. In the first quarter of 2006, international operations recorded a 1 million USD (YTL1.3 million) loss.
- EBIT margin increased from 2.8% in the first quarter of 2005 to 4.1% in 2006.

Turkey

- Operating expenses increased by YTL3.8 million, or 7.6%, from YTL49.7 million in the first quarter of 2005, to YTL53.5 million in 2006, primarily due to the increase in transportation expense as a result of increase in sales volume, as well as increased headcount as part of restructuring of our sales force in order to improve our sales execution.
- Our EBIT increased by YTL6.6 million or 10.0%, from YTL6.0 million in the first quarter of 2005, to YTL12.6 million in 2006.
- EBIT margin increased from 2.8% in the first quarter of 2005 to 5.3% in 2006.

International

- Operating expenses increased by USD 4.6 million (YTL5.9 million), or 107.0%, from USD 4.3 million (YTL5.9 million) in the first quarter of 2005, to USD 8.9 million (YTL11.8 million) in 2006, primarily due to the consolidation of Jordan operations, which included one time budgeted restructuring costs.
- Our EBIT decreased by USD 3.3 million (YTL4.4 million), from USD 2.3 million (YTL3.2 million) in the first quarter of 2005, to a loss of USD 1.0 million (YTL1.3 million) in 2006.
- EBIT margin decreased from 11.2% in the first quarter of 2005 to -3.4% in 2006.
- Our EBIT, excluding Jordan, decreased by USD 0.2 million (YTL0.3 million), from USD 2.3 million (YTL3.2 million) in the first quarter of 2005, to USD 2.1 million (YTL2.7 million), indicating an EBIT margin of 8.9%.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

EBITDA

- On a consolidated basis, EBITDA increased by YTL8.3 million or 34.7%, from YTL23.9 million in the first quarter of 2005 to YTL32.2 million in 2006 as a result of the increased depreciation expense related to the inclusion of international operations in 2006, as well as the factors discussed above. EBITDA margin increased from 11.3% in the first quarter of 2005 to 11.7% in 2006.

- Turkish operations' EBITDA increased by YTL5.5 million or 23.0%, from YTL23.9 million in the first quarter of 2005 to YTL29.4 million in 2006 as a result of the factos discussed above. EBITDA margin increased from 11.3% in the first quarter of 2005 to 12.5% in 2006.

- International operations' EBITDA decreased by USD 1.6 million (YTL2.1 million) or 43.2%, from USD 3.7 million (YTL5.1 million) in the first quarter of 2005 to USD 2.1 million (YTL2.8 million) in 2006 as a result of the factors discussed above. EBITDA margin decreased from 18.0% in the first quarter of 2005 to 7.1% in 2006. However, by eliminating the loss effect of Jordan operation, EBITDA of international operations reaches to USD 3.9 million (YTL 5.2 million), indicating an EBITDA margin of 16.5%.

Net Profit

- On a consolidated basis, net profit increased by YTL3.4 million, from YTL0.3 million in the first quarter of 2005 to YTL3.7 million in 2006. Net profit margin increased from 0.1% in the first quarter of 2005 to 1.3% in 2006.

- Turkish operations' net profit increased by YTL4.7 million, from YTL0.3 million in the first quarter of 2005 to YTL5.0 million in 2006. Net profit margin increased from 0.1% in the first quarter of 2005 to 2.1% in 2006.

- In international operations, net profit decreased by USD 2.8 million (YTL3.7 million), from USD 1.6 million (YTL2.3 million) in the first quarter of 2005 to a loss of USD 1.2 million (YTL1.5 million) in 2006. International operations excluding Jordan net profit increased by USD 0.5 million, or 31.2%, (YTL0.7 million) from USD 1.6 million (YTL2.3 million) to USD 2.1 million (YTL2.8 million). The net loss incurred in Jordan is primarily due to one time budgeted restructuring costs.

New Acquisitions

Mahmudiye

In March 2006, CCI acquired a private natural source water company, Mahmudiye Kaynak Suyu, which holds the exclusive extraction rights to a natural water source, for approximately USD 8 million. In April, the brand was renamed as "Doğazen" and introduced into the market in Turkey.

By the inclusion of HOD source water into our product portfolio, we are able to serve a broader range of customers, who prefer either source water or processed water.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Special Note Regarding Forward-Looking Statements

This press release includes forward-looking statements including, but not limited to, statements regarding CCI's plans, objectives, expectations and intentions and other statements that are not historical facts. Forward-looking statements can generally be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "target," "believe" or other words of similar meanings. These forward-looking statements reflect the current views and assumptions of management and are inherently subject to significant business, economic and other risks and uncertainties. Although management believes the expectations reflected in the forward-looking statements are reasonable at this time, you should not place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from CCI's expectations include, without limitation: changes in CCI's relationship with The Coca-Cola Company and its exercise of its rights under our bottler's agreements; CCI's ability to maintain and improve its competitive position in its markets; CCI's ability to obtain raw materials and packaging materials at reasonable prices; changes in CCI's relationship with its significant shareholders; the level of demand for its products in its markets; fluctuations in the value of the New Turkish Lira or the level of inflation in Turkey; other changes in the political or economic environment in Turkey or CCI's other markets; adverse weather conditions during the summer months; changes in the level of tourism in Turkey; CCI's ability to successfully implement its strategy; and other factors. Should any of these risks and uncertainties materialize, or should any of management's underlying assumptions prove to be incorrect, CCI's actual results of operations or financial condition could differ materially from that described herein as anticipated, believed, estimated or expected. Forward-looking statements speak only as of the date of this press release and CCI has no obligation to update those statements to reflect changes that may occur after that date.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

CCI – Consolidated IFRS Income Statement (including Efes Invest)

(YTL million)	31.03.2006	31.03.2005
Net Sales	**274.5**	**212.1**
COGS	-197.9	-156.4
Gross Profit	**76.6**	**55.7**
Operating Expenses	-65.3	-49.7
Operating Profit	**11.3**	**5.9**
Financial Expense	-5.9	-4.9
Other (Expense)/Income	1.1	2.5
Monetary (Loss)/Gain	-	0.4
Income Before Tax	**6.5**	**3.9**
Income Taxes	-3.2	-3.6
Minority Interest	0.4	-
Net Income	**3.7**	**0.3**
EBITDA	**32.2**	**23.9**
Sales Volume (million uc)	72.6	55.9

CCI – Consolidated IFRS Balance Sheet (including Efes Invest)

(YTL million)	31.03.2006	31.12.2005
Cash	23.0	44.1
Trade Receivables, net	163.1	121.4
Investments in Securities	6.4	4.4
Inventories	161.4	104.0
Prepayments and other current assets	27.7	21.3
Prepaid income taxes	9.9	20.7
Total Current Assets	**391.5**	**316.0**
Investment in Assocate	2.1	2.6
Property, Plant and Equipment	625.9	613.8
Intangible Assets	296.1	286.6
Deferred Tax Assets	-	-
Prepayments and other non-current assets	7.8	15.3
Total Current Assets	**931.9**	**918.3**
TOTAL ASSETS	**1,323.4**	**1,234.2**

(YTL million)	31.03.2006	31.12.2005
ST Borrowings	340.6	320.5
Current portion of LT Borrowings	10.4	10.8
Trade and Other Payables	229.9	107.7
Income Tax Payable	7.8	9.1
Provisions	0.8	3.0
Total Current Liab.	**589.5**	**451.1**
LT Borrowings	9.1	8.7
Deferred Tax Liability	17.2	23.9
Provisions	18.4	17.2
Total Non-Current Liab.	**44.6**	**49.8**
TOTAL EQUITY	**689.2**	**733.3**
TOTAL LIAB. AND S.HOLDER'S LIAB.	**1,323.4**	**1,234.2**

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Efes Invest – Consolidated IFRS Income Statement

(YTL million)	31.03.2006 (USD million)	31.03.2006 (YTL million)	31.03.2005 (USD million)	31.03.2005 (YTL million)
Net Sales	29.6	39.3	20.6	28.2
COGS	-21.7	-28.7	-13.9	-19.1
Gross Profit	8.0	10.6	6.6	9.1
Operating Expenses	-8.9	-11.8	-4.3	-5.9
Operating Profit	-0.9	-1.3	2.3	3.2
Other Income	0.2	0.3	0.4	0.5
Other Expense	-0.2	-0.2	-0.2	-0.2
Financial Expense	-0.7	-1.0	-0.4	-0.6
Operating Income	-1.7	-2.3	2.1	2.9
Monetary Gain/Loss	0.0	0.0	0.1	0.2
Minority Interest	0.1	0.1	-0.2	-0.3
Profit Before Tax	-1.6	-2.1	2.0	2.8
Taxes	0.4	0.6	-0.4	-0.5
Net Profit	-1.2	-1.5	1.6	2.3
EBITDA	2.1	2.8	3.7	5.1
Sales Volume (million uc)	11.1	11.1	7.7	7.7

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Efes Invest – Consolidated IFRS Balance Sheet

	31.03.2006 (USD million)	31.03.2006 (YTL million)	31.12.2005 (USD million)	31.12.2005 (YTL million)
Cash	7.7	10.3	8.3	11.1
Marketable Securities	0.4	0.5	0.4	0.5
Trade Receivables, net	9.1	12.2	5.5	7.4
Due from related parties	1.8	2.5	1.7	2.3
Other Receivables	0.1	0.2	0.1	0.2
Inventories	30.1	40.4	25.9	34.9
Other	6.0	8.1	5.8	7.8
Total Current Assets	**55.3**	**74.2**	**47.8**	**64.2**
Financial Assets	1.9	2.5	1.9	2.6
Fixed Assets	98.9	132.8	97.8	131.3
Intangible Assets	2.4	3.2	2.4	3.2
Other	2.4	3.2	0.2	0.2
Total Non-Current Assets	**105.6**	**141.8**	**102.4**	**137.4**
TOTAL ASSETS	**160.9**	**216.0**	**150.2**	**201.5**

	31.03.2006 (USD million)	31.03.2006 (YTL million)	31.12.2005 (USD million)	31.12.2005 (YTL million)
ST Borrowings	42.9	57.7	33.1	44.4
Current portion of LT Borrowings	0.3	0.4	0.3	0.4
Trade Payables	18.0	24.2	16.3	21.9
Due to Related Parties	3.1	4.2	2.5	3.4
Provisions	0.2	0.3	0.0	0.0
Other	6.6	8.8	6.3	8.5
Total Current Liab.	**71.2**	**95.6**	**58.6**	**78.6**
LT Borrowings	6.5	8.7	6.5	8.7
Provisions	0.1	0.2	0.1	0.2
Deferred Tax Liab.	4.8	6.4	5.5	7.4
Total Non-Current Liab.	**11.4**	**15.4**	**12.1**	**16.3**
Minority Interest	8.8	11.8	8.9	11.9
TOTAL EQUITY	**69.5**	**93.3**	**70.6**	**94.8**
TOTAL LIAB. AND S.HOLDER'S LIAB.	**160.9**	**216.0**	**150.2**	**201.5**

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

(No English translation available.)

Coca-Cola İçecek Anonim Şirketi

Condensed Consolidated Financial Statements As of June 30, 2006

Coca - Cola İçecek Anonim Şirketi

TABLE OF CONTENTS

CONSOLIDATED INTERIM BALANCE SHEET
As at June 30, 2006
(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Notes	Unaudited June 30, 2006	Audited December 31, 2005
Current assets			
Cash and cash equivalents	3	181,913	44,136
Trade receivables, net	4	270,836	121,424
Investments in securities		5,206	4,415
Inventories, net	5	218,608	112,185
Prepayments and other current assets		26,605	13,080
Prepaid income taxes		3,600	20,737
Total current assets		706,768	315,977
Non-current assets			
Investment in associate		2,909	2,643
Property, plant and equipment	6	689,025	613,753
Intangible assets	7	348,078	286,562
Prepayments and other non-current assets		5,448	15,261
Total non-current assets		1,045,460	918,219
Total assets		1,752,228	1,234,196
Current liabilities			
Short-term borrowings	9	412,208	320,498
Current portion of long-term borrowings	9	5,970	10,807
Trade and other payables	8	275,623	107,693
Income tax payable		8,541	9,057
Provisions		1,916	3,017
Total current liabilities		704,258	451,072
Non-current liabilities			
Long-term borrowings	9	184,424	8,722
Deferred tax liability		8,937	23,903
Provisions		19,243	17,153
Total non-current liabilities		212,604	49,778
Equity			
Issued capital		250,752	250,752
Share premium		169,882	169,882
Treasury shares		-	(58,556)
Currency translation adjustment		63,580	-
Legal reserves and retained earnings		284,366	316,921
Minority interest		66,786	54,347
Total equity		835,366	733,346
Total liabilities and equity		1,752,228	1,234,196

The accompanying policies and explanatory notes on pages 5 through 21 form an integral part of the interim financial statements.

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED INTERIM INCOME STATEMENT
For the six months period ended June 30, 2006
Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Unaudited June 30, 2006	Unaudited June 30, 2005
Sales	769,824	551,028
Cost of sales	(520,849)	(386,917)
Gross profit	248,975	164,111
Distribution, selling and marketing expenses	(136,732)	(99,197)
General and administration expenses	(31,277)	(16,538)
Other operating income (expense)	(743)	3,648
Income from operations	80,223	52,024
Financial (expenses) income, net	(89,560)	(6,323)
Other (expense) income, net	(2,234)	297
Net gain / (loss) on monetary position	-	2,255
Income / (loss) before tax	(11,571)	48,253
Current income tax	(12,571)	(16,896)
Deferred income tax	16,576	5,445
Net income / (loss)	(7,566)	36,802
Attributable to:		
Equity holders of the parent	(8,612)	36,802
Minority interest	1,046	-
	(7,566)	36,802
Weighted average number of shares with 1 YKr par value each	22,649,439,955	22,378,690,193
Earnings per share	(0.0003)	0.0016

The accompanying policies and explanatory notes on pages 5 through 21 form an integral part of the interim financial statements.

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the six months period ended June 30, 2006
Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Available to Equity Holders of the parent							
	Issued Capital	Share Premium	Treasury Shares	Currency Translation Adjustment	Legal Reserves and Retained Earnings	Total	Minority Interest	Total
At December 31, 2004	224,889	-	-	-	317,812	542,701	-	542,701
Transfer from accumulated profits	127	-	-	-	(127)	-	-	-
Purchase of treasury shares			(58,556)	-	-	(58,556)	-	(58,556)
Dividends paid	-	-	-	-	(79,644)	(79,644)	-	(79,644)
Net profit for the period	-	-	-	-	36,802	36,802	-	36,802
At June 30, 2005	225,016	-	(58,556)	-	274,843	441,303	-	441,303
Issue of share capital	25,736	169,882				195,618		195,618
Transfer from accumulated profits	127	-	-	-	(127)	-	-	-
Purchase of treasury shares	-	-	(58,556)	-	-	(58,556)	-	(58,556)
Dividends paid	-	-	-	-	(79,644)	(79,644)	-	(79,644)
Minority portion of net fair value of subsidiary acquired	-	-	-	-	-	-	53,579	53,579
Net profit for the period	-	-	-	-	78,880	78,880	768	79,648
At December 31, 2005	250,752	169,882	(58,556)	-	316,921	678,999	54,347	733,346
Dividends paid	-	-	-	-	(47,501)	(47,501)	-	(47,501)
Currency translation adjustment	-	-	-	63,580	-	63,580	11,393	74,973
Treasury Shares	-	-	58,556	-	-	58,556	-	58,556
Income from sale of Company shares held by a subsidiary	-	-	-		23,558	23,558	-	23,558
Net loss for the period	-	-	-	-	(8,612)	(8,612)	1,046	(7,566)
At June 30, 2006	250,752	169,882	-	63,580	284,366	768,580	66,786	835,366

The accompanying policies and explanatory notes on pages 5 through 21 form an integral part of the interim financial statements.

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
For the six months period ended June 30, 2006
(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

	June 30, 2006	June 30, 2005
Cash flows from operating activities		
Net profit / (loss) before income tax, net gain on monetary position and minority interest	(11,571)	45,998
Adjustments to reconcile net profit to net cash provided by operating activities		
(Gain) / loss on disposal of property, plant and equipment	(3,849)	(4,200)
Impairment loss on property, plant and equipment	3,106	552
Depreciation and amortization (including amortization of goodwill and other intangible assets)	41,930	37,066
Provision for employee termination benefits, management bonus, vacation payments	5,563	3,946
Provision for inventories, net	633	(298)
Provision for doubtful receivables	1,371	262
Equity loss	215	-
Interest expense	15,152	5,995
Unrealized foreign exchange (income) / loss	78,237	(381)
Operating income before working capital changes	130,787	88,940
(Increase) / decrease in trade receivables	(151,834)	(99,623)
(Increase) / decrease in inventories	(98,970)	(2,834)
(Increase) decrease in other current assets	(23,864)	(1,516)
Increase / (decrease) in trade and other payables	180,129	25,574
Interest paid	(1,814)	(1,974)
Taxes paid	(10,335)	(10,149)
(Increase) / decrease in other non-current assets	9,814	8,293
Employee termination benefits, vacation pay, management bonus payments	(4,606)	(3,569)
Net cash generated from / (used in) operating activities	29,307	3,142
Cash flows from investing activities		
Purchase of property, plant and equipment and intangibles	(91,697)	(48,479)
Proceeds from disposal of property, plant and equipment	6,385	5,810
Subsidiaries acquired, net of cash	(10,940)	-
Net proceeds from disposal of investments in securities	(791)	(2,715)
Net cash used in investing activities	(97,043)	(45,384)
Cash flows from financing activities		
Proceeds from short term bank borrowings	206,586	2,500,410
Repayments of short term bank borrowings	(36,175)	(2,343,710)
Dividends paid	(47,501)	(79,644)
Treasury shares	-	(58,556)
Sale of treasury shares held by a subsidiary	88,191	-
Net cash generated from financing activities	204,689	18,500
Monetary gain on cash transactions	-	(1,782)
Currency translation adjustment	(5,587)	-
Net increase / (decrease) in cash and cash equivalents	131,366	(25,524)
Cash and cash equivalents at beginning of year	44,136	45,764
Cash and cash equivalents, period end	181,913	20,240

The accompanying policies and explanatory notes on pages 5 through 21 form an integral part of the interim financial statements.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION

General

Coca-Cola İçecek Anonim Şirketi ("CCI" or "the Company") was formed in June 2000 through the merger of two manufacturing companies, İmbat Meşrubat Sanayi Anonim Şirketi and Ansan Ankara Gıda Meşrubat ve Meyve Suları Sanayi ve Ticaret Anonim Şirketi into Maksan Manisa Meşrubat Kutulama Sanayi Anonim Şirketi ("Maksan") under the trade name of "Coca-Cola İçecek Üretim Anonim Şirketi". In December 2002, Coca-Cola İçecek Üretim Anonim Şirketi's trade name was amended as "Coca-Cola İçecek Anonim Şirketi". The registered office address of CCI is Esentepe Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul.

The Group consists of the Company and its subsidiaries.

The subsidiaries of the Company included in the consolidated financial statements and its effective participation percentages as of June 30, 2006 and December 31, 2005 respectively are as follows:

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % June 30, 2006	December 31, 2005
Coca-Cola Satış ve Dağıtım Anonim Şirketi ("CCSD")	Turkey	Sales and distribution of CCI products in Turkey	99.96%	99.96%
Mahmudiye Kaynak Suyu Limited Şirketi ("Mahmudiye")	Turkey	Filling and sales of natural source water in Turkey	99.99%	-
Efes Sınai Yatırım Holding A.Ş. ("Efes Sınai")	Turkey	Directly and indirectly through its majority owned subsidiaries does production, sales and distribution of brands of The Coca-Cola Company and distribution of Efes products outside of Turkey	87.63%	87.63%

CCI's indirect subsidiaries and joint venture are included in the consolidated financial statements through Efes Sınai with its effective participation percentages as of June 30, 2006 and December 31, 2005 are as follows:

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % June 30, 2006	December 31, 2005
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, sales and distribution of brands of The Coca-Cola Company and distribution of Efes products	76.71%	76.71%
Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, sales and distribution of brands of The Coca-Cola Company	78.78%	78.78%
Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, sales and distribution of brands of The Coca-Cola Company and distribution of Efes products	78.87%	78.87%
Efes Invest Holland BV ("Efes Invest Holland")	Holland	Holding company	87.63%	87.63%
Tonus Closed Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	81.45%	81.45%
The Coca-Cola Bottling Company of Jordan Ltd. ("CCBCJ")	Jordan	Production, sales and distribution of brands of The Coca-Cola Company	78.87%	78.87%
Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located in İstanbul-Tuzla Free Zone	86.75%	86.75%

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION (continued)

Joint Venture

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
			June 30, 2006	December 31, 2005
The Coca-Cola Bottling of Iraq FZCO (J.V. Dubai)	Dubai	Holding Company	43.82%	43.82%

Nature of Activities of the Group

Through The Coca-Cola Company's ("TCCC"), shareholders of the Company, standard international bottler's and distribution agreements, the Company has the right to prepare and package, exclusively distribute and sell, subject to certain exceptions, specified TCCC beverages in authorized containers bearing TCCC's trademarks, including Coca-Cola, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn and Turkuaz throughout Turkey. The Bottler's and Distribution Agreements between the Company, TCCC and The Coca-Cola Export Corporation ("TCCEC") are renewed in 2006 and extended until June 30, 2016. In addition, under Bottler's and Distribution Agreements signed between Schweppes Holdings Limited and the Company that are valid until June 30, 2016, the Company has the exclusive right in Turkey, to prepare and distribute for sale beverages under the Schweppes trademark. Under Bottler's and Distribution Agreements signed between Beverage Partners Worldwide (Europe) A.G. and the Company, expiring on June 30, 2009, the Company has the exclusive right in Turkey, to prepare, package and distribute for sale, beverages bearing the Nestea and Nescafe Xpress trademark.

CCI's other subsidiary, Efes Sınai's operations consist of production, bottling, distribution and selling of specified TCCC beverages in authorized containers bearing TCCC's trademarks and distribution of Efes products in Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. The Group also has a 28.9% interest in the Coca-Cola bottler in Turkmenistan and is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

CCI and Efes Sınai's Board of Directors have declared their intention to merge the companies subsequent to the initial public offering of CCI. IPO process of CCI has already been completed in May 2006 and it was also mutually decided that the preparatory work related with the merger will be completed before the end of 2006.

Mahmudiye, a subsidiary of CCI acquired on March 16, 2006, is a bottler and seller of natural source water under the trade mark of "Doğazen".

Subsidiaries and Joint Ventures

CCSD was formed in June 2000 through the merger of three sales and distribution companies, Meda Meşrubat Dağıtım ve Ticaret Anonim Şirketi ("Meda"), Özdağ Dağıtım Pazarlama İthalat İhracat Anonim Şirketi ("Özdağ") and Öz-Pa Pazarlama ve Ticaret Anonim Şirketi'nin ("Öz-pa"), under the trade name of "Mepa Meşrubat Pazarlama Dağıtım ve Ticaret Anonim Şirketi ("Mepa")", which was changed then to "Coca-Cola Satış ve Dağıtım Anonim Şirketi".

CCI purchased 51.87% of Efes Sınai's shares owned by Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (Anadolu Efes) for a cash consideration of YTL 196,045 on November 14, 2005. Following this acquisition, CCI made an announcement for a mandatory call for the publicly traded shares representing 48.13% of Efes Sınai's shares with the permission of the Capital Markets Board. Through the mandatory call, CCI purchased an additional 35.76% of the shares of Efes Sınai for a cash consideration of YTL 135,185. As a result of these transactions, CCI has become the ultimate parent of Efes Sınai by purchasing a total of 87.63% of Efes Sınai's shares for total consideration of YTL 330,796. Efes Sınai was formed on December 13, 1993 and its shares are currently being traded in İstanbul and London Stock Exchanges.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION (continued)

Subsidiaries and Joint Ventures (continued)

The subsidiary of CCI, Mahmudiye, began its operations on June 16, 2004. In March 16, 2006, CCI acquired 99.99% of the shares of Mahmudiye for YTL 10,940.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Group's interim condensed consolidated financial statements as of June 30, 2006, have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The Group did not substantially change its accounting policies, principles in representation of financial statements and accounting estimates, which were used in preparation of its interim consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as of June 30, 2006, compared to ones used for the year ended December 31, 2005.

In the preparation of interim consolidated financial statements, the same accounting policies and methods of computation are followed, as compared with the most recent annual financial statements, except for the adoption of non-applying IAS 29 ("Financial Reporting in Hyperinflationary Economies") as explained in details below.

Measurement and Reporting Currency for the Company

The measurement and reporting currency of the Group is YTL.

The restatement for the changes in the general purchasing power of YTL as of December 31, 2005 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy to be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous period/year to be restated in the same terms. Determining whether an economy is hyperinflationary in accordance with IAS 29 requires judgment as the standard does not establish an absolute rate, instead it considers the following characteristics of the economic environment of a country to be strong indicators of the existence of hyperinflation : (a) the general population prefers to keep its wealth in non monetary assets or in a relatively stable currency; amounts of local currency held are immediately invested to maintain purchasing power, (b) the general population regards monetary amounts not in terms of local currency but in terms of a relatively stable currency; prices may be quoted in that currency, (c) sales and purchases on credit are accounted at prices that compensate for the expected loss of purchasing power during the respective period, (d) interest rates, wages and prices are linked to a price index and (e) the cumulative inflation rate over three years is approaching, or exceeds 100%. As of June 30, 2006, the three-year cumulative rate has been 35.9% (December 31, 2005 – 35.6%) based on the Turkish countrywide wholesale price index published by the State Institute of Statistics. Based on the current trends and developments and since the positive trends are confirmed as "other than temporary", Turkey is no longer classified as hyperinflationary effective from January 1, 2006. Therefore, application of the inflation accounting have been ceased effective from January 1, 2006.

Index and conversion factors for the three-year period ended December 31, 2005 and for the six months period ended June 30, 2005 as they are applied for IAS 29 restatement until December 31, 2005 (based on the Turkish Countrywide Wholesale Price Index - WPI - published by the SIS) are provided below:

Dates	Index	Conversion Factors
December 31, 2005	8,785.7	1,0000
June 30, 2005	8,677.2	1,0125
December 31, 2004	8,403.8	1,0454
December 31, 2003	7,382.1	1,1901

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement and Reporting Currency (continued)

The main guidelines for the above mentioned restatement are as follows:

- all items of income statement for the period ended June 30, 2005, which were previously reported in terms of the measuring unit current at the end of that period are restated in their entirety to the measuring unit current at December 31, 2005.

- the inflation adjusted share capital was derived by indexing cash contributions from the date they were contributed through December 31, 2005.

- non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of equity are restated by applying the relevant conversion factors through December 31, 2005.

- all items in the income statement for the period ended June 30, 2006 are presented with their historical values with the exception of depreciation, amortization, gain or loss an disposal of non-monetary assets which have been calculated based on the restated gross book values and accumulated depreciation / amortization until December 31, 2005.

- the amount of non-monetary assets, liabilities and components of equity expressed in the measuring unit current at the end of December 31, 2005 are treated as the basis for the carrying amounts of these items in the financial statements as of June 30, 2006 without further restatement in 2006.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Company could realize or settle the same values of assets and liabilities as indicated in the balance sheets. Similarly, it does not necessarily mean that the Company could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of CCI and its subsidiaries prepared as of June 30, 2006 and December 31, 2005. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements include CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

In the consolidated financial statements, 0.04% of minority interest shares of CCSD, which is a subsidiary of the Group by a shareholding percentage of 99.96% and 0.01% of minority interest shares of Mahmudiye, which is another subsidiary of the Group by a 99.99% shareholding percentage, were not accounted under minority interest due to immateriality.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Consolidation (continued)

The Group's investments in associates are accounted for under the equity method of accounting. The investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

Business Combination

The acquisitions of subsidiaries are accounted for using the purchase method of accounting. The subsidiaries acquired or sold during the year were included in the consolidated financial statements from the date of acquisition or until the date of disposal. For the consolidation of Mahmudiye, which was acquired in March 2006, fair value financial statements was prepared for the related subsidiary and the difference between the net asset value calculated from these financial statements and the acquisition price was recorded as goodwill in the consolidated financials in the scope of IFRS 3 Business Combinations. For this purpose, fair values of tangible assets existing in Mahmudiye financial statements were determined, however, the fair value determination report for the intangible assets representing the sources of natural water subject to license could not be completed as of the balance sheet date. Therefore, according to IFRS, Group recorded the YTL 6,619 difference between the net asset value calculated from the provisional financial statements based on fair value accounting and the acquisition price as goodwill in the consolidated balance sheet. The consolidated income statement reflects the results of Mahmudiye only for the period between March 17, 2006 and March 31, 2006, since the acquisition realized on March 16, 2006. Net loss of Mahmudiye for this period was YTL 369.

The fair values of net assets of Mahmudiye as of acquisition date, the 99.99% of which was acquired by the Group in March 2006 are as follows:

	Fair Value	Carrying Value
Trade receivables	60	60
Other current assets	236	236
Tangible assets	5,937	2,969
Intangible assets	1	1
Financial liabilities	(589)	(589)
Trade payables	(99)	(99)
Other liabilities	(1,225)	(1,225)
Fair value of net assets	**4,321**	**1,353**
Shareholding percentage acquired	99.99%	
Fair value of net assets acquired by the Group	**4,321**	
Total cash consideration	10,940	
Positive goodwill	**6,619**	
Total cash consideration	10,940	
Net cash acquired with the subsidiary	-	
Net cash consideration	**10,940**	

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combination (continued)

The acquisition of Efes Sınai on November 14, 2005 was accounted for using the purchase method of accounting in accordance with IFRS 3. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and liabilities and contingent liabilities assumed at the date of the acquisition. The positive difference amounting to YTL 36,494 between the net asset value of Efes Sınai according to fair value accounting and the acquisition price is recorded as goodwill in the consolidated financial statements. Intangible assets amounting to YTL 243,268 which have been recognized on acquisition of Efes Sınai during the consolidation represent the Bottlers Agreements and Distribution Agreements signed between subsidiaries of Efes Sınai and TCCC. CCI considers that based on the relevant facts there is no foreseeable limit to the period over which such assets are expected to generate cash inflows for the Group and that the agreements will be renewed with no significant cost. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized but will be tested for impairment annually. Since the functional and reporting currency of Efes Sınai is USD, above mentioned goodwill and intangible assets were revalued by the period-end exchange rate and reflected in the consolidated financial statements as of June 30, 2006 as YTL 43,113 and YTL 290,606 respectively. In this scope, YTL 54,439 generated due to revaluation was accounted in currency translation adjustment balance under shareholders' equity. Since CCI purchased 87.63% of the Efes Sınai's shares in November 14, 2005, the consolidated 2005 income statement of CCI for the financial year 2005 reflects the operating results of Efes Sınai between November 15, 2005 and December 31, 2005. Net Income of Efes Sınai for this period is 7,241 YTL.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combination (continued)

The fair values of net assets of Efes Sınai, 87.63% of the shares of which was acquired by the Company in the last quarter of 2005, determined using the exchange rate for purchases prevailing at the date of acquisition (November 2005) are as follows:

	Fair Value	Carrying Value
Cash and cash equivalents	18,984	18,984
Investment in securities	450	450
Trade receivables – net	4,441	4,441
Due from related parties	2,995	2,995
Inventories – net	12,198	12,198
Other current assets	6,259	6,259
Investment in associate	2,749	2,749
Property, plant and equipment – net	106,921	112,516
Intangibles	245,610	1,075
Goodwill	2,057	2,057
Other non-current assets	295	295
Deferred tax asset / (liabilities)	3,892	(5,489)
Borrowings	(37,581)	(37,581)
Trade payables – net	(12,781)	(12,781)
Due to related parties	(4,716)	(4,716)
Other accruals and liabilities	(5,771)	(5,771)
Minority interest	(10,156)	(10,156)
Fair value of identifiable net assets	335,846	87,525
Shareholding percentage acquired	87.63%	
Fair value of identifiable net assets acquired by the Group	294,302	
Total cash consideration	330,796	
Fair value of identifiable net assets acquired by the Group	(294,302)	
Goodwill	36,494	
Total cash consideration	330,796	
Net cash acquired with the subsidiary	(18,984)	
Net cash consideration	311,812	

On November 18, 2005, a "Share Purchase Agreement" was signed between Efes Invest Holland, a subsidiary of Efes Sınai, and Atlantic Industries, Inc., an indirect subsidiary of TCCC, regarding the sale of 90% of the shares of CCBCJ which is 100% owned by Atlantic Industries and exclusively conducts the Coca-Cola bottling operations in Jordan, for an amount of YTL 8,534 to Efes Invest Holland. Since this acquisition occurred on November 29, 2005, the consolidated income statement of CCI for the financial year 2005 does not reflect the acquisition of CCBCJ, but the consolidated balance sheet as of December 31, 2005 reflects the acquisition of CCBCJ.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The consolidated financial statements are presented in YTL, which is the Company's functional and reporting currency. Items included in the financial statements of each entity are translated into that functional currency.

Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Since the local and functional currency of Efes Sınai is determined as U.S. dollars in the consolidated financial statements, U.S. Dollar amounts presented in the balance sheet as of June 30, 2006 are translated into New Turkish Lira at the official YTL exchange rate for purchases of U.S. Dollars announced by the Central Bank of the Republic of Turkey on June 30, 2006 of YTL 1.6029 = USD1.00 (full) (December 31, 2005; 1.3418=USD 1.00). Furthermore, U.S.Dollar amounts in the income statement for the period ended June 30, 2006 have been translated into YTL, at the average YTL exchange rate for purchases of U.S. Dollars for the six month period of YTL 1.3865 = USD 1.00 (full) (January 1 - June 30, 2005; 1.3388=USD 1.00).

3. CASH AND CASH EQUIVALENTS

	June 30, 2006	December 31, 2005
Cash in banks		
-Time	147,317	32,942
-Demand	29,981	8,789
Cheques	3,170	1,685
Cash on hand	1,445	720
Total	**181,913**	**44,136**

As of June 30, 2006 time deposits in foreign currencies equivalent to YTL 13,507 (December 31, 2005- YTL 6,145) existed for periods varying between two weeks to eight months (December 31, 2005- three days to three weeks) and earned interest between 5.00% and 5.57% (December 31, 2005-2.00%-4.5%). As of June 30, 2006 time deposits in local currency amounting to YTL 133,810 (December 31, 2005- YTL 26,797) were made for periods varying between three days to seven days (December 31, 2005 - three days) and earned interest between 14.87% and 18.50% (December 31, 2005 – 14.50%). As of June 30, 2006 time deposits in foreign currencies (having a maturity of eight months) equivalent to YTL 6,412 are kept in a reserve account which was held as collateral by a bank for a short-term loan.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

4. TRADE RECEIVABLES

	June 30, 2006	December 31, 2005
Accounts receivable	257,041	119,303
Receivables from related parties (Note 11)	9,962	4.436
Notes receivable and post-dated checks	11,862	4,364
Other	92	395
Less: Allowance for doubtful receivables	(8,121)	(7,074)
Total	**270,836**	**121,424**

5. INVENTORIES

	June 30, 2006	December 31, 2005
Finished goods	39,570	35,025
Raw materials	94,036	50,162
Spare parts	10,780	9,799
Packaging materials	13,308	6,333
Advertising and sales promotion materials	7,260	8,200
Goods in transit	55,720	4,099
Less: reserve for obsolescence (-)	(2,066)	(1,433)
Total	**218,608**	**112,185**

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
At December 31, 2004, net of accumulated depreciation and impairment	175,841	199,601	5,833	6,775	81,216	973	5,474	5,371	481,084
Additions	12,831	15,488	5,212	458	38,205	47	31,476	-	103,717
Disposals, net	(36)	-	(1,223)	(605)	(1,174)	-	-	-	(3,038)
Transfers	6,125	24,693	1,110	-	3,871	-	(34,950)	(849)	-
Additions through acquisition of subsidiary	39,028	50,705	5,001	168	12,083	-	(23)	-	106,962
Provision for impairment	-	(2,668)	-	-	(443)	-	-	-	(3,111)
Depreciation charge for the current year	(5,793)	(36,253)	(1,484)	(1,922)	(26,305)	(104)	-	-	(71,861)
At December 31, 2005, net of accumulated depreciation and impairment	227,996	251,566	14,449	4,874	107,453	916	1,977	4,522	613,753
Additions	3,522	11,220	5,568	232	30,911	-	36,446	3,798	91,697
Disposals, net	(93)	(1,330)	(74)	(408)	(657)	-	-	-	(2,562)
Transfers	1,218	10,162	-	-	3,227	-	(11,422)	(3,185)	-
Additions through acquisition of subsidiary	1,892	2,450	36	33	153	-	1,373	-	5,937
Provision for impairment	-	(3,106)	-	-	-	-	-	-	(3,106)
Currency translation adjustment	11,060	9,401	1,026	203	3,146	-	-	-	24,836
Depreciation charge for the current year	(3,447)	(18,737)	(1,664)	(914)	(16,716)	(52)	-	-	(41,530)
At June 30, 2006, net of accumulated depreciation and impairment	242,148	261,626	19,341	4,020	127,517	864	28,374	5,135	689,025

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
At December 31, 2004, net book value	175,841	199,601	5,833	6,775	81,216	973	5,474	5,371	481,084
December 31, 2005									
Cost	245,329	776,597	37,309	25,436	314,172	1,626	2,000	4,522	1,406,991
Accumulated Depreciation	(48,238)	(535,984)	(27,861)	(20,730)	(211,784)	(710)		-	(845,307)
Additions through acquisition of subsidiary	39,028	50,705	5,001	168	12,083	-	(23)	-	106,962
Accumulated Impairment	(8,123)	(39,752)	-	-	(7,018)	-	-	-	(54,893)
At December 31, 2005, net book value	227,996	251,566	14,449	4,874	107,453	916	1,977	4,522	613,753
June 30, 2006									
Cost	288,892	837,743	52,782	21,292	369,943	1,555	27,001	5,135	1,604,343
Accumulated Depreciation	(51,573)	(545,110)	(34,503)	(17,508)	(238,707)	(691)	-	-	(888,092)
Additions through acquisition of subsidiary	1,892	2,450	36	33	153	-	1,373	-	5,937
Accumulated Impairment	(8,123)	(42,858)	-	-	(7,018)	-	-	-	(57,999)
Currency translation adjustment	11,060	9,401	1,026	203	3,146	-	-	-	24,836
At June 30, 2006, net book value	242,148	261,626	19,341	4,020	127,517	864	28,374	5,135	689,025

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

7. INTANGIBLE ASSETS

	January 31, 2004	Additions	Additions through acquisition of subsidiary	December 31, 2005	Additions	Currency translation adjustment	June 30, 2006
Cost							
Goodwill	12,563	36,494	-	49,057	6,619	7,101	62,777
Rights and Agreements	4,759	628	248,110	253,497	-	48,196	301,693
Less: Accumulated amortization							
Goodwill	(12,563)	-	-	(12,563)	-		(12,563)
Rights and Agreements	(2,264)	(809)	(356)	(3,429)	(400)		(3,829)
Net carrying amount	2,495			286,562		55,297	348,078

8. TRADE AND OTHER PAYABLES

	June 30, 2006	December 31, 2005
Trade payables - third parties	161,701	45,855
- related parties and shareholders (Note 11)	45,407	32,739
Taxes other than on income	29,510	16,022
Deposits payable for bottles and cases	19,198	10,150
Due to personnel	7,002	1,458
Accrued expenses and liabilities	6,836	1,348
Payable due to share purchase agreement of Mahmudiye	5,612	
Other payables	357	121
Total	275,623	107,693

9. BORROWINGS

	June 30, 2006	December 31, 2005
Short-term borrowings	412,208	320,498
Current portion of long-term debt	5,821	9,576
Current portion of obligations under finance leases	149	1,231
Total borrowings falling due within one year	418,178	331,305
Borrowings falling due after one year	183,992	8,722
Obligations under finance leases falling due in more than one year	432	-
Total borrowings falling due after one year	184,424	8,722
Total borrowings	602,602	340,027

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

9. BORROWINGS (continued)

Short and long-term borrowings denominated in YTL and foreign currencies as of June 30, 2006 and December 31, 2005 are as follows:

	June 30, 2006		December 31, 2005	
	Short-term	Long-term	Short-term	Long-term
U.S. Dollar	260,924	100,901	196,688	8,722
Euro	105,444	83,523	82,398	-
YTL	50,456	-	45,484	-
Kazakh Tenge	1,354	-	-	-
Jordanian Dinar	-	-	6,735	-
Total	418,178	184,424	331,305	8,722

The effective interest rates at the balance sheet date are as follows:

	June 30, 2006	December 31, 2005
Short-term		
U.S. Dollar denominated borrowings	Libor+(0.45%)- 8%	Libor+(0.45%)- 8%
EUR denominated borrowings	Euribor+(0.85%)- 5.67%	Euribor+(0.85%)- 5.67%
YTL denominated borrowings	14.8%	14.8%
Jordanian Dinar denominated borrowings	-	7%- 8%
Kazakh Tenge denominated borrowings	8%	-
Long-term		
USD denominated borrowings	Libor+(0.55%)- 10.61%	4% - 10.61%
EUR denominated borrowings	Euribor+(0.55%)	-

10. COMMITMENTS AND CONTINGENCIES

Litigations against the Group

The Group is involved on an ongoing basis in litigation arising in the ordinary course of business as of June 30, 2006 with an amount of YTL 1,139 (December 31, 2005- YTL 985). As of June 30, 2006, the results of these cases are not certain yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operations, financial condition or liquidity.

CCI and CCSD

Provisions and Contingent Liabilites

As of June 30, 2006 the aggregate amount of letters of guarantee given is YTL 4,687 (December 31, 2005- YTL 4.492).

The Company has not undergone a tax inspection for any type of tax for any open years; such as any additional tax relating to open years cannot be estimated with any degree of certainty. Management does not anticipate any additional liabilities to arise.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

10. COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases

The Company has signed various operating lease agreements for vehicles.

YTL 71 of rent expense were reflected for the six month period ended June 30, 2006 (June 30, 2005- YTL 75) in the consolidated income statements due to the non-cancellable operating lease agreement for vehicles.

As of June 30, 2006 and December 31, 2005, future minimum lease payments under non-cancelable operating lease agreements are as follows:

	June 30, 2006	December 31, 2005
Next 1 year	64	135

Efes Sınai and its Subsidiaries

Pledges

As of June 30, 2006, related with the credit line obtained from a local bank, there is a pledge agreement on Almaty CC's inventories amounting to YTL 2,885 (December 31, 2005- YTL 2,415).

As of June 30, 2006, certain items of property, plant and equipment of Azerbaijan CC amounting to YTL 1,103 were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A. (related party) (December 31, 2005- YTL 1,594)

Mortgage

As of June 30, 2006, there is a mortgage on the buildings and land amounted to YTL 3,950 for the loan obtained from Arab Bank by CCBCJ (December 31, 2005- YTL 3,306).

Guarantee Letters

As of June 30, 2006, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 622 (December 31, 2005- YTL 46).

Tax Matters Related to the Subsidiary in the Republic of Kazakhstan

The taxation system in Kazakhstan is evolving as the government transforms itself from a command to a market oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, National Bank officials, and the Ministry of Finance. Instances of inconsistent opinions between local, regional and national tax authorities and between the National Bank and the Ministry of Finance are usual.

(Currency – Thousands of New Turkish Lira unless otherwise Indicated (YTL))

10. COMMITMENTS AND CONTINGENCIES (continued)

Tax Matters Related to the Subsidiary in the Republic of Kyrgyzstan

In accordance with local tax regulation, companies are subject to a 10% income tax rate starting from 2006 in Kyrgyzstan (December 31, 2005- 20%). However, by the resolution of the central Government dated May 10, 2006 Bishkek CC is included in the list of natural and allowed monopolies that shall pay corporate income tax at a rate of 20% for 2006.

Tax Matters Related to the Subsidiary in Azerbaijan

In accordance with local tax regulation, Azerbaijan CC is subject to a 22% income tax rate. (December 31, 2005- 24%).

Tax Matters Related to the Subsidiary in Jordan

CCBCJ is subject to corporate income tax of 15% on taxable profit as determined under the laws of Jordan. As of June 30, 2006, the accumulated losses of CCBCJ are amounting to YTL 67,004 (December 31, 2005- YTL 48,313).

11. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheets and the most significant transactions with related parties are as follows:

	June 30, 2006			
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Shareholders				
Efes Pazarlama Dağıtım Ticaret A.Ş.	-	-	-	48
	-	-	-	48
Other				
Anadolu Endüstri Holding A.Ş.	-	231	-	220
Beverage Partners Worldwide	-	1,985	-	-
The Coca-Cola Company	12,993	189,511	7,555	40,007
Etap Grubu	-	7,797	915	1,404
Rostov Beverage C.J.S.C. (Rostov)	-	-	814	-
Beverage J.S.C.	-	-	202	-
Turkmenistan CC	-	-	276	-
Efes Breweries International B.V.	-	-	160	-
Efes Karaganda Brewery J.S.C.	973	8,710	4	3,300
Other	-	4	36	428
	13,966	208,238	9,962	45,359
Total	13,966	208,238	9,962	45,407

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

11. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

	June 30, 2005		December 31, 2005	
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Anadolu Endüstri Holding A.Ş.	-	5	886	1
Beverage Partners Worldwide	-	1,720	1,529	-
Coca-Cola Georgia	-	-	59	-
Etap Grubu	31	6,706	-	1,015
The Coca-Cola Company	13,230	141,679	914	30,618
Beverage J.S.C.	-	-	682	-
Turkmenistan CC	-	-	231	-
Efes Breweries International B.V.	-	-	135	-
Efes Karaganda Brewery J.S.C.	-	-	-	955
Other	-	-	-	150
Total	13,261	150,110	4,436	32,739

As of June 30, 2006 and 2005 purchases from related parties and significant portion of other charges consist of fixed asset and raw material purchases and toll filling.

As of June 30, 2006 and 2005 sales to related parties and other charges consist of sale of finished goods, scrap sales and rent income.

As of June 30, 2006, the executive members of the Board of Directors, Chief Executive Officer, Chief Operating Officers, general director and coordinators received remuneration totaling to YTL 3,218 (June 30, 2005 – YTL 2,176).

12. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENT

a. As of June 30, 2006 the accumulated loss of CCBCJ, subsidiary of Efes Sınai, in the amount of USD 41,802,481 represents 79% of its share capital amounting to USD 53,200,000. Under Article 75 of Jordanian Companies' Law, the Company's General Assembly has to meet and determine either to increase its paid-in-capital or to liquidate the entity since its accumulated deficit is greater than 50% of the share capital. Efes Sınai decided to increase the share capital of CCBCJ for an amount of USD 15,000,000.

b. Turkmenistan CC has an accumulated deficit amounting to USD 12,261,326 as of June 30, 2006, (including the current period loss of USD 465,272) and its current liabilities exceed its current assets as of the same date.

13. COMMENTS ON INTERIM FINANCIAL REPORTING

General Comments

An interim financial report may contain either a complete set of financial statements (as described in IAS 1 – *Presentation Of Financial Statements)* or a condensed set of financial statements as described in IAS 34.

These interim condensed consolidated financial statements assume that the Group only publishes half-year interim financial statements for year 2006, in accordance with IAS 34 (*Interim Financial Reporting*). If the Group published interim financial reports quarterly, the second quarter information would include, in addition to the information included in this publication, income statements for the three months ending 30 June 2006 and 2005, irrespective of whether the Group presents a condensed or a complete set of interim financial statements.

These interim condensed consolidated financial statements include disclosures not specifically required by IAS 34 (such as the Pension plans, Financial instruments, Share based payment, Cash and cash equivalents and Income tax notes). This disclosure has been included as it was felt to be material and important for an understanding of the Group's financial position and performance during the interim period.

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Financial Statements
As of June 30, 2006
With Special Report of Independent Auditors

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish)

Coca - Cola İçecek Anonim Şirketi

TABLE OF CONTENTS

(Convenience Translation of Auditors' Report Originally Issued in Turkish)

SPECIAL AUDIT REPORT OF INDEPENDENT AUDITORS ON THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF COCA-COLA İÇECEK ANONİM ŞİRKETİ FOR THE INTERIM PERIOD JANUARY 1, 2006 – JUNE 30, 2006

To the Board of Directors of
Coca-Cola İçecek A.Ş.

We have audited the accompanying financial statements of Coca-Cola İçecek Anonim Şirketi and its subsidiaries (collectively referred to as "the Group") which comprise the consolidated interim balance sheet as of June 30 2006 and the consolidated interim statements of income, changes in equity and cash flow for the six month period then ended. Our examination was made in accordance with the auditing principles, bases and standards issued by the Capital Market Board (CMB) and, accordingly included, in connection with the accounts and transactions, tests of accounting records and other auditing techniques as we considered necessary.

In our opinion, the consolidated interim financial statements referred to above, present fairly, the financial position of the Group as of June 30, 2006 and the results of its operations for the interim period then ended, in accordance with the generally accepted accounting principles in Turkey issued by the CMB (Note 2).

Without qualifying our opinion, we draw attention to the following matters :

As explained in Note 1, the Managements of the Company and its subsidiary Efes Sınai Yatırım Holding Anonim Şirketi (Efes Sınai) have announced the merger of the companies subsequent to the initial public offering of CCI shares. The public offering of CCI shares has already completed in May 2006 and the merger of the companies is planned to be completed by the end of 2006. In accordance with the CMB communiqué No:1/31 "Communique Basis to Merge Transactions", accompanying consolidated financial statements are specially audited with a full scope for the merger of the Company and it's subsidiary Efes Sınai.

Additional paragraph for convenience translation to English:

As of June 30, 2006 , the accounting principles described in Note 2 (defined as CMB Accounting Standards) to the accompanying financial statements differ from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board ,with respect to the lack of application of inflation accounting in 2005 and the presentation format of the basic financial statements and the notes to them. Accordingly, the accompanying financial statements are not intended to present the financial position and result of operations in accordance with IFRS.

Guney Serbest Muhasebeci Mali Musavirlik Anonim Sirketi
An Affiliated Firm of Ernst & Young International

Ethem Kutucular, SMMM
Partner

August 18, 2006
Istanbul, Turkey

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Balance Sheet
As at June 30, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

ASSETS	Notes	Audited June 30, 2006	Audited December 31, 2005
Current Assets		**706.519**	316.609
Cash and Cash Equivalents	4	**181.913**	44.136
Investments in Securities (net)	5	**5.206**	4.415
Trade Receivables (net)	7	**260.874**	116.988
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	**10.160**	4.436
Other Receivables (net)	10	**10.508**	30.332
Biological Assets (net)	11	-	-
Inventories (net)	12	**218.478**	112.835
Receivables from Continuing Construction Contracts (net)	13	-	-
Deferred Tax Asset	14	-	-
Other Current Assets	15	**19.380**	3.467
Non-current Assets		**1.028.263**	899.285
Trade Receivables (net)	7	-	-
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	-	-
Other Receivables (net)	10	-	-
Investments (net)	16	**2.909**	2.643
Positive/Negative Goodwill (net)	17	**50.734**	36.928
Investment Property (net)	18	-	-
Property, Plant and Equipment (net)	19	**671.481**	594.730
Intangible Assets (net)	20	**297.794**	249.983
Deferred Tax Asset	14	-	-
Other Non Current Assets	15	**5.345**	15.001
Total Assets		**1.734.782**	1.215.894

The explanatory notes on pages 6 through 49 form an integral part of the consolidated interim financial statements.

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Balance Sheet
As at June 30, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

LIABILITIES	Notes	Audited June 30, 2006	Audited December 31, 2005
Current Liabilities		704.263	451.073
Short-term Borrowings (net)	6	412.208	320.498
Current Portion of Long-Term Borrowings (net)	6	5.821	9.576
Finance Lease Payables (net)	8	149	1.231
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	161.701	45.855
Due to Related Parties (net)	9	52.409	34.197
Advances Taken	21	-	-
Payable from Continuing Construction Contracts (net)	13	-	-
Provisions	23	17.293	13.475
Deferred Tax Liability	14	-	-
Other Liabilities (net)	10	54.682	26.241
Non-current Liabilities		207.647	44.226
Long-term Borrowings (net)	6	183.992	8.722
Finance Lease Payables (net)	8	432	-
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	-	-
Due to Related Parties (net)	9	-	-
Advances Taken	21	-	-
Provisions	23	19.243	17.153
Deferred Tax Liability	14	3.980	18.351
Other Liabilities (net)	10	-	-
MINORITY INTEREST	24	66.796	54.347
EQUITY		756.076	666.248
Share Capital	25	249.589	249.589
Share Capital Subsidiaries Elimination	25	-	(57.821)
Capital Reserves		161.698	161.698
Share Premium	25	170.257	170.257
Income on common stock disposals		-	-
Revaluation fund		-	-
Financial assets value increment fund		-	-
Equity inflation adjustment differences	26-27-28	(8.559)	(8.559)
Profit Reserves	26-27-28	100.944	51.741
Legal Reserves		63.844	46.930
Statutory Reserves		-	-
Extraordinary Reserves		37.100	4.811
Special Reserves		-	-
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Share Capital		-	-
Currency Translation Adjustment	2	63.654	-
Net Income / (Loss)		(8.442)	87.282
Accumulated Profits	26-27-28	188.633	173.759
Total Liabilities and Equity		1.734.782	1.215.894

The explanatory notes on pages 6 through 49 form an integral part of the consolidated interim financial statements.

(Convenience Translation of Financial Statements and Footnotes Originally Issued In Turkish)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Income Statement
For the six-months period ended June 30, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Notes	Audited January 1-June 30, 2006	Unaudited April 1-June 30, 2006	Reviewed January 1-June 30, 2005	Not Reviewed April 1-June 30, 2005
Operating Income					
Net Sales	36	769.826	495.367	540.202	336.142
Cost of Sales (-)	36	(520.970)	(322.702)	(376.370)	(225.623)
Service Income (net)		-	-	-	-
Other Operating Income (net)		-	-	-	-
Gross Profit		248.856	172.665	163.832	110.519
Operating Expense (-)	37	(167.244)	(100.678)	(112.659)	(65.406)
Profit From Operations, net		81.612	71.987	51.173	45.113
Other Income from Operations	38	34.418	25.494	11.574	5.154
Other Expense from Operations (-)	38	(32.605)	(27.378)	(7.874)	(4.230)
Financial Expense (-)	39	(94.230)	(87.244)	(6.791)	(1.537)
Operating Profit / (Loss)		(10.805)	(17.141)	48.082	44.500
Net Monetary Gain		-	-	-	-
Minority Interest	24	(1.047)	(1.379)	-	-
Income / (Loss) Before Tax		(11.852)	(18.520)	48.082	44.500
Tax charge	40	3.410	6.540	(6.492)	(4.957)
Net Income / (Loss)		(8.442)	(11.980)	41.590	39.543
Earnings / (Losses) Per Share (full YTL)	41	(0,0003)	(0,0005)	0,002	0,0018

The explanatory notes on pages 6 through 49 form an integral part of the consolidated interim financial statements.

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Statement of Shareholders' Equity
For the six-months period ended June 30, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Share Capital	Share Capital Inflation Adjustment Differences	Share Premium	Currency Translation Adjustment	Treasury Shares	Accumulated Profit and Current Period Net Income / (Loss)	Total
Balance at December 31, 2004	223.681	(8.559)	-	-	-	304.010	519.132
Share capital increase							
-Accumulated profit	120	-	-	-	-	(120)	-
Dividends paid	-	-	-	-	-	(78.390)	(78.390)
Purchase of treasury shares	-	-	-	-	(57.821)	-	(57.821)
Net income for the period	-	-	-	-	-	41.590	41.590
Balance at June 30, 2005	223.801	(8.559)	-	-	(57.821)	267.090	424.511
Balance at December 31, 2005	249.589	(8.559)	170.257	-	(57.821)	312.782	666.248
Dividends paid	-	-	-	-	-	(47.501)	(47.501)
Currency translation adjustment	-	-	-	63.654	-	-	63.654
Treasury Shares	-	-	-	-	57.821	-	57.821
Income from sale of Company shares held by a subsidiary	-	-	-	-	-	24.296	24.296
Net loss for the period	-	-	-	-	-	(8.442)	(8.442)
Balance at June 30, 2006	249.589	(8.559)	170.257	63.654	-	281.135	756.076

The explanatory notes on pages 6 through 49 form an integral part of the consolidated interim financial statements.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES

General

CCI was formed in June 2000 through the merger of two manufacturing companies, İmbat Meşrubat Sanayi Anonim Şirketi and Ansan Ankara Gıda Meşrubat ve Meyve Suları Sanayi ve Ticaret Anonim Şirketi into Maksan Manisa Meşrubat Kutulama Sanayi Anonim Şirketi ("Maksan") under the trade name of "Coca-Cola İçecek Üretim Anonim Şirketi". In December 2002, Coca-Cola İçecek Üretim Anonim Şirketi's trade name was amended to "Coca-Cola İçecek Anonim Şirketi". The registered office address of CCI is Esentepe Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul.

The Group consists of the Company and its subsidiaries.

The consolidated financial statements of the Group are approved by Finance Director as to be presented on August 18, 2006. General Assembly has the right to make amendments on statutory financial statements after the issuance.

Shareholders of the Company

As at June 30, 2006 and December 31, 2005 the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	June 30, 2006		December 31, 2005	
	Nominal Amount	Percentage	Nominal Amount	Percentage
Anadolu Efes Biracılık ve Malt Sanayi A.Ş.	102.047	40,89%	102.047	40,89%
The Coca-Cola Export Corporation	51.114	20,48%	89.514	35,86%
Efes Pazarlama Dağıtım Ticaret A.Ş.	25.788	10,33%	25.788	10,33%
Özgörkey Holding A.Ş.	12.771	5,12%	19.695	7,89%
Coca-Cola Satış ve Dağıtım A.Ş.	-	-	12.534	5,01%
Other	11	0,00%	11	0,00%
Publicly Traded	57.858	23,18%	-	-
	249.589	100,00%	249.589	100,00%
Restatement Effect	(8.559)	-	(8.559)	-
	241.030		241.030	

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

The subsidiaries of the Company included in the consolidated financial statements and its effective participation percentages at June 30, 2006 and December 31, 2005 respectively are as follows:

			Effective Shareholding and Voting Rights %	
	Place of Incorporation	Principal Activities	June 30, 2006	December 31, 2005
Coca-Cola Satış ve Dağıtım Anonim Şirketi ("CCSD")	Turkey	Distribution and sales of CCI products in Turkey	99,96%	99,96%
Mahmudiye Kaynak Suyu Limited Şirketi ("Mahmudiye")	Turkey	Filling, distribution and sales of natural source water	99,99%	-
Efes Sınai Yatırım Holding A.Ş. ("Efes Sınai")	Turkey	Production, bottling, distribution and selling of Coca-Cola products and distribution of Efes products outside of Turkey	87,63%	87,63%

Nature of Activities of the Group

The Company and its consolidated subsidiary, CCSD, is one of the leading bottler and distributor of carbonated soft drinks and non-carbonated beverages in Turkey. The Company has one business, being the production, sales and distribution of alcohol-free ready-to-drink beverages, and operates exclusively in Turkey. Through The Coca-Cola Company's ("TCCC"), shareholders of the Company, standard international bottler's and distribution agreements, the Company has the right to prepare and package, exclusively distribute and sell, subject to certain exceptions, specified TCCC beverages in authorized containers bearing TCCC's trademarks, including Coca-Cola, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn and Turkuaz throughout Turkey. The Bottler's and Distribution Agreements between the Company, TCCC and The Coca-Cola Export Corporation ("TCCEC") are renewed in 2006 and extended until June 30, 2016. In addition, under Bottler's and Distribution Agreements signed between Schweppes Holdings Limited and the Company that are valid until June 30, 2016, the Company has the exclusive right in Turkey, to prepare and distribute for sale beverages under the Schweppes trademark. Under Bottler's and Distribution Agreements signed between Beverage Partners Worldwide (Europe) A.G. and the Company, expiring on June 30, 2009, the Company has the exclusive right in Turkey, to prepare, package and distribute for sale, beverages bearing the Nestea and Nescafe Xpress trademark.

CCI's other subsidiary, Efes Sınai's operations consist of production, bottling, distribution and selling of specified TCCC beverages in authorized containers bearing TCCC's trademarks and distribution of Efes products in Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI and Efes Sınai managements have declared their intention to merge the companies subsequent to the initial public offer of CCI. IPO process of CCI has already been completed in May 2006 and it was also mutually decided that the merger will be completed at the end of 2006.

Mahmudiye, the subsidiary of CCI acquired on March 16, 2006, is a bottler and seller of natural source water under the trade mark of "Doğazen".

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Subsidiaries and Joint Ventures

CCSD was formed in June 2000 through the merger of three sales and distribution companies, Meda Meşrubat Dağıtım ve Ticaret Anonim Şirketi ("Meda"), Özdağ Dağıtım Pazarlama İthalat İhracat Anonim Şirketi ("Özdağ") and Öz-Pa Pazarlama ve Ticaret Anonim Şirketi'nin ("Öz-pa"), under the trade name of "Mepa Meşrubat Pazarlama Dağıtım ve Ticaret Anonim Şirketi ("Mepa")", which was changed then to "Coca-Cola Satış ve Dağıtım Anonim Şirketi".

CCI purchased the 51,87% of Efes Sınai's shares owned by Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (Anadolu Efes) for a cash consideration of YTL 196.045 on November 14, 2005. Following this acquisition, CCI made an announcement for a mandatory call for the publicly traded shares representing 48.13% of Efes Sınai's shares with the permission of the Capital Markets Board. Through the mandatory call, CCI purchased an additional 35,76% of the shares of Efes Sınai for a cash consideration of YTL 135.185. As a result of these transactions, CCI has become the ultimate parent of Efes Sınai by purchasing a total of 87,63% of Efes Sınai's shares for total consideration of YTL 331.230. Efes Sınai was formed on December 13, 1993 and its shares are currently being traded in İstanbul and London Stock Exchange.

The subsidiary of CCI, Mahmudiye, began its operations on June 16, 2004. In March 16, 2006, Group acquired 99,99% of the shares of Mahmudiye for an amount of YTL 10.940.

The list of CCI's indirect subsidiaries and joint venture included in the consolidated financial statements through Efes Sınai, which is 87,63% owned by CCI, and its effective participation percentages are as follows:

Subsidiaries

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % June 30, 2006	Effective Shareholding and Voting Rights % December 31, 2005
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	76,71%	76,71%
Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	78,78%	78.78%
Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	78,87%	78.87%
Efes Invest Holland BV ("Efes Invest Holland")	Holland	Holding company	87,63%	87.63%
Tonus Closed Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	81,45%	81.45%
The Coca-Cola Bottling Company of Jordan Ltd. ("TCCBCJ")	Jordan	Production, bottling, distribution and selling of Coca-Cola products	78,87%	78.87%
Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located in Tuzla Free Zone	86,75%	86.75%

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Joint Venture

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % June 30, 2006	Effective Shareholding and Voting Rights % December 31, 2005
The Coca-Cola Bottling of Iraq FZCO (J.V. Dubai)	Dubai	Holding Company	43.82%	43.82%

Environments and Economic Conditions of Subsidiaries

The countries, in which certain subsidiaries are operating, have undergone substantial political and economical changes in the recent years. These countries do not possess well-developed business infrastructures and accordingly the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

Average Number of Employees

Category-based number of employees working during the period is as follows:

	June 30, 2006	December 31, 2005
Blue-collar	2.070	1.826
White-collar	2.186	2.083
Average number of employees	4.256	3.909

2. BASIS OF PRESENTATION

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with reporting and accounting standards (CMB Accounting Standards) issued by Capital Markets Board (CMB). CMB has issued a comprehensive set of accounting standards in CMB Communiqué Serial XI, No: 25 "Communiqué for the Accounting Standards in Capital Markets". In this Communiqué, CMB stated that the application of accounting standards prescribed by the International Accounting Standards Board (IASB) and International Accounting Standards Committee (IASC) will also be considered to be compliant with CMB Accounting Standards as an alternative. With a resolution taken on March 17, 2005, CMB has declared that the application of inflation accounting is no longer required for the companies operating in Turkey which are preparing financial statements in accordance with CMB Accounting Standards effective from January 1, 2005. The consolidated financial statements and footnotes are presented using the compulsory standard formats prescribed by CMB.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

CCI and its subsidiaries incorporated in Turkey maintain their books of account and prepare their statutory financial statements on a stand-alone basis in New Turkish Lira ("YTL") in accordance with the Turkish Commercial Code, Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The subsidiaries incorporated outside of Turkey maintain their books of account and prepare their financial statements in accordance with the regulations of the countries in which they operate.

Functional and Reporting Currency

The functional and reporting currency of the Company is YTL.

Based on the Turkish countrywide wholesale price index published by the State Institute of Statistics, as of December 31, 2004, the three-year cumulative inflation rate was 69,7% and the yearly inflation rate was 13,8%. Consequently, in accordance with CMB announcement No. 7642 dated March 17, 2005; since the objective conditions for the restatement in hyperinflationary economies is no longer available, the financial statements are restated until December 31, 2004.

The restatement for the changes in the general purchasing power of YTL as of December 31, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies").

The main principles of the restatement mentioned above is as follows:

- Non-monetary assets, liabilities and shareholders' equity including share capital in the consolidated balance sheet as of June 30, 2006, are presented with the additions until December 31, 2004 expressed in terms of the purchasing power at December 31, 2004 and carrying the additions after this date with their nominal amounts.

- All items in the interim income statement for the period ended June 30, 2006 are stated with their historical values excluding depreciation and amortization charges that are calculated over the restated gross book values of property, plant and equipment and intangible assets expressed in terms of the purchasing power of December 31, 2004 and nominal values of additions after January 1, 2005; and gain / loss on disposal of those assets.

Restatement of consolidated balance sheet and consolidated income statement items through the use of the general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Functional Currencies of the Subsidiaries and Joint Venture

	June 30, 2006		December 31, 2005	
	Local Currency	Functional Currency	Local Currency	Functional Currency
CCSD	New Turkish Lira	New Turkish Lira	New Turkish Lira	New Turkish Lira
Mahmudiye	New Turkish Lira	New Turkish Lira	-	-
Efes Sınai	New Turkish Lira	U.S. Dollars	New Turkish Lira	U.S. Dollars
Azerbaijan CC	Manat	U.S. Dollars	Manat	U.S. Dollars
Almaty CC	Kazakh Tenge	U.S. Dollars	Kazakh Tenge	U.S. Dollars
Bishkek CC	Som	U.S. Dollars	Som	U.S. Dollars
Efes Invest Holland	Euro	U.S. Dollars	Euro	U.S. Dollars
Tonus	Kazakh Tenge	U.S. Dollars	Kazakh Tenge	U.S. Dollars
Efes Sınai Dış Ticaret	New Turkish Lira	U.S. Dollars	New Turkish Lira	U.S. Dollars
Jordan CC	Jordanian Dinar	U.S. Dollars	Jordanian Dinar	U.S. Dollars
J.V. Dubai	Emirian Dirham	U.S. Dollars	Emirian Dirham	U.S. Dollars

The multinational structure of foreign entities and realization of most of their operations in terms of U.S. Dollars ("USD") resulted in determination of these companies' functional currency as USD. The majority of the foreign consolidated subsidiaries and joint venture are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Since the local and functional currency of Efes Sınai is determined as USD in the consolidated financial statements, USD amounts presented in the balance sheet as of June 30, 2006 are translated into New Turkish Lira at the official YTL exchange rate for purchases of U.S. Dollars announced by the Central Bank of the Republic of Turkey on June 30, 2006 of YTL 1,6029 = USD 1,00 (full) (December 31, 2005; 1,3418=USD 1,00). Furthermore, U.S.Dollar amounts in the income statement for the period ended June 30, 2006 have been translated into YTL, at the average YTL exchange rate for purchases of U.S. Dollars for the six month period of YTL 1,3865 = USD 1,00 (full) (January 1 - June 30, 2005; 1,3388=USD 1,00).

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Reclassifications on Financial Statements as of December 31, 2005

The Group has made certain reclassifications in the consolidated balance sheet as of December 31, 2005 to be consistent with the current period presentation. Deposits and advances received amounting to YTL 10.150 was reclassified to other liabilities from trade payables to be comparable with the current period. Furthermore, YTL 1.458 of payables to personnel was reclassified from other liabilities to due to related parties. Promotion materials amounting to YTL 8.086 shown under prepaid expenses in the consolidated balance sheet as of December 31, 2005 were reclassified to inventories in the current period.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Basis of Consolidation

The consolidated financial statements comprise the financial statements of CCI and its subsidiaries prepared as of June 30, 2006 and December 31, 2005. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements cover CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

In the consolidated financial statements, 0,04% of minority interest shares of CCSD, which is a subsidiary of the Group by a shareholding percentage of 99,96% and 0,01% of minority interest shares of Mahmudiye, which is another subsidiary of the Group by a 99,99% shareholding percentage, were not accounted under minority interest due to immateriality.

The Group's investments in associates are accounted for under the equity method of accounting. The investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

Changes in Group Structure

The acquisitions of subsidiaries are accounted for using the purchase method of accounting. The subsidiaries acquired or sold during the year were included in the consolidated financial statements from the date of acquisition or until the date of disposal. As mentioned in detail in Note 1, for the consolidation of Mahmudiye, which was acquired in March 2006, fair value financial statements should be prepared for the related subsidiary and the difference between the net asset value derived from these financial statements and the acquisition amount should be recorded as goodwill in the consolidated financials in the scope of International Financial Reporting Standards ("IFRS") 3 *Business Combinations*. For this purpose, fair values of tangible assets in Mahmudiye financial statements were determined, however, the fair valuation for the intangible assets representing the sources of natural water subject to license could not be completed as of the report date. Therefore, according to IFRS, Group recorded the YTL 6.619 difference between the net asset value calculated from the provisional financial statements based on fair value accounting and the acquisition amount as goodwill in the consolidated balance sheet. The consolidated income statement reflects the results of Mahmudiye only for the period between March 17, 2006 and March 31, 2006, since the acquisition realized on March 16, 2006. Net loss of Mahmudiye for this period was YTL 369.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

The fair values of net assets of Mahmudiye as of acquisition date, 99,99% of the shares of which was acquired by the Group in March 2006 are as follows:

	Fair Value	Carrying Value
Trade receivables	60	60
Other current assets	236	236
Tangible assets	5.937	2.969
Intangible assets	1	1
Financial liabilities	(589)	(589)
Trade payables	(99)	(99)
Other liabilities	(1.225)	(1.225)
Fair value of identifiable net assets	4.321	1.353
Shareholding percentage acquired	99,99%	
Fair value of identifiable net assets acquired by the Group	4.321	
Total cash consideration	10.940	
Goodwill	6.619	
Total cash consideration	10.940	
Net cash acquired with the subsidiary	-	
Net cash consideration	10.940	

The acquisition of Efes Sınai in 2005 was accounted for using the purchase method of accounting in accordance with IFRS 3. The positive difference amounting to YTL 36.928 between the net asset value of Efes Sınai according to fair value accounting and the acquisition price was recorded as goodwill in December 31, 2005 consolidated financial statements. Intangible assets amounting to YTL 243.268 which have been recognized on acquisition of Efes Sınai during the consolidation represent the Bottlers Agreements and Distribution Agreements signed between subsidiaries of Efes Sınai and TCCC. The Company considers that based on the relevant facts there is no foreseeable limit to the period over which such assets are expected to generate cash inflows for the Group and that the agreements will be renewed with no significant cost. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized but will be tested for impairment annually. Since the functional and reporting currency of Efes Sınai is USD, above mentioned goodwill and intangible assets were revalued by the period-end exchange rate and reflected in the consolidated financial statements as of June 30, 2006 as YTL 44.115 and YTL 290.606, respectively. Accordingly, YTL 54.525 generated due to revaluation was accounted in currency translation adjustment balance under shareholders' equity. Since CCI purchased 87,63% of the Efes Sınai's shares in November 14, 2005, the consolidated income statement of CCI for the financial year 2005 reflects the operating results of Efes Sınai between November 15, 2005 and December 31, 2005. Net Income of Efes Sınai for this period is YTL 7.241.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

The fair values of net assets of Efes Sınai, 87,63% of the shares of which was acquired by the Company in the last quarter of 2005, determined using the exchange rate for purchases prevailing at the date of acquisition (November 2005) are as follows:

	Fair Value	Carrying Value
Cash and cash equivalents	18.984	18.984
Investment in securities	450	450
Trade receivables – net	4.441	4.441
Due from related parties	2.995	2.995
Inventories – net	12.198	12.198
Other current assets	6.259	6.259
Investment in associate	2.749	2.749
Property, plant and equipment - net	106.921	112.516
Intangibles	245.610	1.075
Goodwill	2.057	2.057
Other non-current assets	295	295
Deferred tax asset / (liabilities)	3.892	(5.489)
Borrowings	(37.581)	(37.581)
Trade payables – net	(12.781)	(12.781)
Due to related parties	(4.716)	(4.716)
Other accruals and liabilities	(5.771)	(5.771)
Minority interest	(10.156)	(10.156)
Fair value of identifiable net assets	335.846	87.525
Shareholding percentage acquired	87,63%	
Fair value of identifiable net assets acquired by the Group	294.302	
Total cash consideration	331.230	
Fair value of identifiable net assets acquired by the Group	(294.302)	
Goodwill	36.928	
Total cash consideration	331.230	
Net cash acquired with the subsidiary	(18.984)	
Net cash consideration	311.246	

On November 18, 2005, a "Share Purchase Agreement" was signed between Efes Invest Holland, a subsidiary of Efes Sınai, and Atlantic Industries, Inc., an indirect subsidiary of TCCC, regarding the sale of 90% of the shares of TCCBCJ which is 100% owned by Atlantic Industries and exclusively conducts the Coca-Cola bottling operations in Jordan, for an amount of YTL 8.534 to Efes Invest Holland. Since this acquisition occurred on November 29, 2005, the consolidated income statement of CCI for the financial year 2005 does not reflect the acquisition of TCCBCJ, but the consolidated balance sheet as of December 31, 2005 reflects the acquisition of TCCBCJ.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Coca-Cola Kuban Bottlers A.O. (Kuban) which was 100% owned by the Group and carried at cost with a full provision for the carrying value as of December 31, 2005 was liquidated on April 25, 2006 with a legal resolution.

In 2005 the Group and a local partner in Iraq established a company called "The Coca-Cola Bottling of Iraq FZCO"(CCBI) in the form of 50% - 50% joint venture with a share capital of YTL 6,676.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances, short-term deposits and checks dated on or before the relevant period end which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Investments in Securities

All investments in securities are measured at cost value that was paid to acquire the asset plus the expenses incurred during the acquisition and considered to reflect the fair value of the related investment.

After initial recognition, investments that are classified as available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest calculated on available-for-sale investments calculated using the effective interest rate is reported as interest income. Dividends collected are collected as dividend income on the date of collection. For available-for-sale investments that are actively traded in organized financial markets, fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

Investments that are intended to be held to maturity, such as Turkish government bonds, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity.

All financial asset way purchases and sales are recognized on the commitment dates to purchase or to sell the asset.

Trade Receivables

Trade receivables, which generally have payment terms of 15-65 days, are recognized at original invoice amount less doubtful receivable and are discounted. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Provision for doubtful receivables is reflected as expense in the income statement. The provision is the amount that is proposed to compensate the losses that possibly occur due to economic conditions expected by the Group or the risks carried as a part of the nature of the account.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are valued at the lower of cost or net realizable value, less provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost includes all costs incurred in bringing the product to its present location and condition, and is determined primarily on the basis of weighted average cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Buildings and Leasehold Improvements	25 - 40 years
Machinery and Equipment	6 - 15 years
Furniture and Fixtures	5 - 10 years
Vehicles	5 - 10 years
Other Tangible Assets	5-9 - 12 years

Other tangible assets mainly consist of premix and carbon dioxide tanks, coolers, vending machines and dispensing equipment having estimated useful life between 9 and 12 years and also include pallets, returnable bottles and cases, which are depreciated over 5 years. The deposit liabilities related to returnable bottles are reflected in related accounts. The Group also sells products in non-returnable bottles for which there is no deposit obligation.

Repair and maintenance costs are expensed as incurred. There are no repair and maintenance costs capitalized as part of property, plant and equipment.

All costs incurred for the construction of property, plant and equipment are capitalized and are not depreciated until the asset is ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount (net realizable value) of property, plant and equipment is the greater of net selling price and value in use. Value in use is assessed by discounting future cash flows to their present value using a pre-tax discount rate that reflects current market conditions and the risks specific to the asset. If the related asset is not a unit that generates cash inflows by itself, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets acquired separately are measured on initial acquisition at cost. The cost of an intangible asset acquired in a business combination is recognized at fair value, if its fair value can be reliably measured. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

In the scope of consolidation, intangible assets in the financial statements of Efes Sınai prepared at fair value represent the "Bottling and Distribution Agreements" signed between the subsidiaries of Efes Sınai and TCCC. Since the management expects to renew these agreements without any additional costs after expiration, they have decided there is no need to set a time constraint. Since the useful lives of such agreements are not identifiable, useful lives are determined as indefinite and not subject to amortization.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the acquired business, at the date of acquisition. Goodwill which arose from the acquisition before March 31, 2004 was amortized on a straight-line basis over its useful economic life up to a presumed maximum of 10 years until December 31, 2004.

In accordance with IFRS 3, the Group ceased to amortize goodwill arising from the business combinations before March 31, 2004, starting from the beginning of the annual accounting period beginning on or after March 31, 2004 (January 1, 2005) and reviewed for impairment. Goodwill arising from acquisitions on or after March 31, 2004 is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its consolidated balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of a financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of a financial asset. The Group derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

All borrowings are initially recognized at cost.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized, as well as through the amortization process.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing Costs

Borrowing costs are generally expensed as incurred.

Leases (Group as a lessee)

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Trade Payables

Trade payables are reflected over the amounts representing the fair values of trade and notes payables, which generally have payment terms of 7-30 days, the amounts that will be paid in the future for the goods purchased or services rendered that have been invoiced or uninvoiced.

Employee Benefits

Turkish Entities

(a) Defined Benefit Plans

The reserve for employee termination benefits is provided for in accordance with IAS 19 "Employee Benefits" and is based on independent actuarial study.

In the consolidated financial statements, the Group has reflected a liability calculated using the "Projected Unit Credit Method". According to the valuations made by qualified actuaries, all actuarial gains and losses that were not booked yet are recognized in the income statement in the case that they are above 10% of the retirement pay liability. The employee termination benefits are discounted to the present value of the estimated future cash outflows using the interest rate estimate of qualified actuaries. Actuarial gains or losses were recognized considering the average number of years remaining to employees' completing their services.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Actuarial assumptions used to determine net periodic pension costs are as follows as of balance sheet dates:

	June30, 2006	December 31, 2005
Weighted average discount rate	12%	16%
Weighted average rate of compensation increases	6,175%	10%

a) **Defined Contribution Plan**

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

Foreign Subsidiaries

There are no accumulated obligations related to employee termination benefits for the subsidiaries of the Company operating outside Turkey. Azerbaijan CC contributes to the Azerbaijan Republic state pension and social insurance funds. These contributions are expensed as incurred. Bishkek CC contributes to the Kyrgyz state pension, social insurance, medical insurance, and unemployment funds on behalf of its employees. Bishkek CC's contributions amount to approximately 33% of employees' salaries and are expensed as incurred. Bishkek CC has no other program or obligation for payment of post retirement benefits to its employees.

Almaty CC pays 21% of gross income as social insurance taxes to the Government of Republic of Kazakhstan, which represents its contribution to the post retirement benefits of its employees. Almaty CC also withholds and contributes 10% of the salary of its employees as the employees' contribution to their designated pension funds. Under the legislation, employees are responsible for their retirement benefits and Almaty CC has no present or future obligation to pay its employees upon their retirement. Almaty CC has no other program or obligation for payment of post retirement benefits to its employees.

TCCBCJ pays 16,5% of employees' gross salaries as contribution to Jordan Social Security Department. This amount will be paid to employee by the social security department, after their retirements. TCCBCJ has no other program or obligation for payment of post retirement benefits to its employees.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Sale of Goods

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. In the consolidated financial statements, net sales are reflected after deducting sales discounts, VAT and sales taxes. Sales discounts consist of deductions from sales and the cost of free promotional materials.

Interest Income

Income is recognized as the interest accrues.

Income Taxes

Tax expense (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred taxes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Translation

Each entity within the Group translates its foreign currency transactions and balances into its functional currency by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized in the income statement in the period in which they arise.

Estimation uncertainty

Group management have to make key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities in the preparation of consolidated financial statements. Actual results may be different from estimations. These estimations are reviewed at each balance sheet date; required corrections are made and reflected in the results of operations of the related period.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Seasonality of Operations

Soft drink business is seasonal, typically resulting in higher demand during the summer season. Therefore, in the first half of the year, fixed costs such as interest expense and depreciation and amortization leads to less profitability and lower turnover rates. The results of operations for the six month period ended June 30, 2006 do not automatically constitute an indicator for the results to be expected for the overall fiscal year

Geographical and Business Segments

For management purposes, the Group is organized into two major geographical areas, domestic and foreign. These areas are the basis upon which the group reports its segment information. Segmentation related with business operations was presented as secondary segment. Financial information on geographical and business segments is presented in Note 33.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing the net profit for the period by the weighted average number of ordinary shares outstanding during the period. If the number of ordinary shares outstanding increases as a result of a share capital increase from reserves of the Company, the calculation of basic earnings per share for prior period is adjusted retrospectively.

Subsequent Events

Post period-end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Contingent Assets and Liabilities

A contingent asset is not recognized in the financial statements but disclosed if an inflow of economic benefits is probable. Contingent liabilities are not recognized in the financial statements unless the possibility of an outflow of resources embodying economic benefits is probable.

Financial Instruments

Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits and investments in securities. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's management reviews and agrees policies for managing each of these risks which are summarized below. The Group also monitors the market price risk arising from all financial instruments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Exchange Risk

The Group is exposed to exchange rate fluctuations due to the nature of its business. This risk occurs due to imports, purchases, sales and bank borrowings of Group companies which are denominated in currencies other than their local currency denominated assets and liabilities.

These risks are monitored and limited by the analysis of the foreign currency position.

Liquidity Risks

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans.

Credit Risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash, available–for–sale and held-to-maturity securities and trade receivables. The Group maintains cash and cash equivalents with various financial institutions. It is the Group's policy to limit exposure to any one institution and revalue the credibility of the related institutions continuously.

The credit risk associated with trade receivables is partially limited due to a large customer base and due to management's limitation on the extension of credit to customers. The Group generally requires collateral to extend credit to its customers.

Interest Rate Risk

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations on domestic and international markets. The Group does not enter into hedging transactions to limit currency and interest rate risks. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. The interest rates of financial assets and liabilities are as indicated in the related disclosures.

Fair Values

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and best evidenced by a quoted market price, if one exists.

Foreign currency-denominated financial assets and liabilites are revalued at the exchange rates prevailing at the balance sheet dates.

The following methods and assumptions were used in the estimation of the fair value of the Group's financial instrument:

Financial Assets – The fair values of certain financial assets carried at cost, including cash and cash equivalents and held to maturity investments plus the respective accrued interest are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying values of trade receivables along with the related allowances for uncollectibility are estimated to be their fair values.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Liabilities – The fair values trade payables and other monetary liabilities are estimated to approximate carrying value due to their short-term nature. The fair values of bank borrowings are considered to approximate their respective carrying values, since the initial rates applied to bank borrowings are updated periodically by the lender to reflect active market price quotations.

4. CASH AND CASH EQUIVALENTS

	June 30, 2006	December 31, 2005
Cash in banks		
-Time	147.317	32.942
-Demand	29.981	8.789
Cheques	3.170	1.685
Cash on hand	1.445	720
	181.913	44.136
Less: Time deposit having maturity over three months	(6.412)	
Cash and cash equivalents on cash flow statement	175.501	44.136

As of June 30, 2006, time deposits in foreign currencies equivalent to YTL 13.507 (December 31, 2005- YTL 6.145) existed for periods varying between two weeks to eight months (December 31, 2005- three days to three weeks) and earned interest between 5,00% and 5,57% (December 31, 2005- 2,00%-4,5%). As of June 30, 2006, time deposits in local currency amounting to YTL 133.810 (December 31, 2005- YTL 26.797), were made for periods varying between three days to seven days (December 31, 2005- three days) and earned interest between 14,87% and 18,50% (December 31, 2005– 14,50%). As of June 30, 2006, time deposits in foreign currencies (having a maturity of eight months) amounting to YTL 6.412 are kept as a reserve account which was held as collateral by a bank for a short-term loan.

As of June 30, 2006, there is YTL 1.987 (December 31, 2005- YTL 479) interest income accrual on time deposits.

5. INVESTMENTS IN SECURITIES

	June 30, 2006	December 31, 2005
Available for sale securities at fair value		
Mutual funds	4.278	3.637
Held to maturity securities at amortized cost		
Government bonds- Foreign currency denominated	928	778
	5.206	4.415

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

5. INVESTMENTS IN SECURITIES (continued)

As of June 30, 2006, foreign currency denominated government bonds amounting to YTL 289 (December 31, 2005- YTL 493) were kept as a reserve account, which was held as collateral by a foreign bank for the future interest payments on a loan equivalent to USD 34.000.000 and that matures in 2006 obtained by CCI from a foreign consortium in 1999.

6. BORROWINGS

	June 30, 2006	December 31, 2005
Short-term borrowings	**412.208**	320.498
Current portion of long-term debt	**5.821**	9.576
Total short-term borrowings	**418.029**	330.074
Long-term borrowings	**183.992**	8.722
Total long-term borrowings	**602.021**	338.796

As of June 30, 2006, the principal amount of total borrowings is YTL 585.565 (December 31, 2005- YTL 334.977) on which there is interest expense accrual amounting to YTL 16.456 (December 31, 2005- YTL 3.819).

Short and long-term borrowings denominated in YTL and foreign currencies as of June 30, 2006 and December 31, 2005 are as follws:

	June 30, 2006		December 31, 2005	
	Short-term	Long-term	Short-term	Long-term
U.S. Dollar	**260.775**	**100.469**	195.480	8.722
Euro	**105.444**	**83.523**	82.375	-
YTL	**50.456**	**-**	45.484	-
Jordanian Dinar	**-**	**-**	6.735	-
Kazakh Tenge	**1.354**	**-**	-	-
	418.029	**183.992**	330.074	8.722

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. BORROWINGS (continued)

The effective interest rates at the balance sheet date are as follows:

	June 30, 2006	December 31, 2005
Short-term		
U.S. Dollar denominated borrowings	**Libor+(0,45%)- 8%**	Libor+(0,45%)- 8%
EUR denominated borrowings	**Euribor+(0,85%)- 5,67%**	Euribor+(0,85%)- 5,67%
YTL denominated borrowings	**14,8%**	14,8%
Jordanian Dinar denominated borrowings	**-**	7%- 8%
Kazakh Tenge denominated borrowings	**8%**	-
Long-term		
USD denominated borrowings	**Libor+(0,55%)- 10,61%**	4%-10,61%
EUR denominated borrowings	**Euribor+(0,55%)**	-

Repayment plans of long-term borrowings as of June 30, 2006 and December 31, 2005 are scheduled as follows (excluding finance lease obligation):

	June 30, 2006	December 31, 2005
2006	**5.821**	9.576
2007	**-**	3.355
2008	**183.992**	5.367
	189.813	18.298

Related with the borrowing obtained in year 1999 (Note 5), the loan agreements include certain restrictive covenants such as threshold levels for the amount of shareholders' equity and compliance with certain financial ratios as of year ends and some as of quarter ends. As at June 30, 2006 and December 31, 2005, CCI was in compliance with these covenants.

According to the loan agreements signed in 2005 at least 51% of the share capital of the Company has to be directly or indirectly jointly held by Anadolu Efes and TCCEC.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

7. TRADE RECEIVABLES AND PAYABLES

Trade Receivables

	June 30, 2006	December 31, 2005
Trade receivables	257.041	119.303
Cheques receivables	11.862	4.364
Other	92	395
Less: Allowance for doubtful receivables (-)	(8.121)	(7.074)
Total	**260.874**	116.988

Trade Payables

	June 30, 2006	December 31, 2005
Suppliers	161.701	45.855

8. LEASE RECEIVABLES AND OBLIGATIONS

	June 30, 2006	December 31, 2005
Next 1 year	149	1.231
1 year through 5 years	432	-
Discounted total lease obligations, net	**581**	1.231

As of June 30, 2006 and December 31, 2005 lease obligations are held in the following currencies:

	June 30, 2006		December 31, 2005	
	Current	Non-current	Current	Non-current
U.S. Dollar	149	432	1.208	-
Euro	-	-	23	-
	149	432	1.231	-

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

8. LEASE RECEIVABLES AND OBLIGATIONS (continued)

The effective interest rates of lease obligations at the balance sheet date are as follows:

	June 30, 2006	December 31, 2005
U.S. Dollar	8,5%	2,81%- 6,62%
Euro	-	3,9%

9. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheets and the most significant transactions with related parties are as follows:

	June 30, 2006			
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Shareholders				
Efes Pazarlama Dağıtım Ticaret A.Ş.	-	-	-	48
	-	-	-	48
Other				
Anadolu Endüstri Holding A.Ş.	-	231	-	220
Beverage Partners Worldwide	-	1.985	-	-
The Coca-Cola Company	12.993	189.511	7.555	40.007
Etap Grubu	-	7.797	915	1.404
Rostov Beverage C.J.S.C. (Rostov)	-	-	814	-
Beverage J.S.C.	-	-	202	-
Turkmenistan CC	-	-	276	-
Efes Breweries International B.V.	-	-	160	-
Efes Karaganda Brewery J.S.C.	973	8.710	4	3.300
Other	-	4	36	428
	13.966	208.238	9.962	45.359
Receivables / payables to personnel	-	-	198	7.002
Total	13.966	208.238	10.160	52.409

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

	June 30, 2005		December 31, 2005	
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Anadolu Endüstri Holding A.Ş.	-	5	886	1
Beverage Partners Worldwide	-	1.669	1.529	-
Coca-Cola Georgia	-	-	59	-
Etap Grubu	30	6.508	-	1.015
The Coca-Cola Company	12.840	137.499	914	30.618
Beverage J.S.C.	-	-	682	-
Turkmenistan CC	-	-	231	-
Efes Breweries International B.V.	-	-	135	-
Efes Karaganda Brewery J.S.C.	-	-	-	955
Other	-	-	-	150
	12.870	145.681	4.436	32.739
Receivables / payables to personnel	-	-	-	1.458
Total	12.870	145.681	4.436	34.197

As of June 30, 2006 and 2005 purchases from related parties and significant portion of other charges consist of fixed asset, raw material purchases and toll production.

As of June 30, 2006 and 2005 sales to related parties and other charges consist of sale of finished goods, scrap sales and rent income.

As of June 30, 2006, the executive members of the Board of Directors, Chief Executive Officer, Chief Operating Officers, general director and coordinators received remuneration totaling to YTL 3.218 (June 30, 2005 – YTL 2.112).

10. OTHER RECEIVABLES AND LIABILITIES

Other Receivables

	June 30, 2006	December 31, 2005
Prepaid taxes	3.600	20.737
Value added tax receivable	6.780	9.434
Other	128	161
	10.508	30.332

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

10. OTHER RECEIVABLES AND LIABILITIES (continued)

Other Liabilities

	June 30, 2006	December 31, 2005
Deposits and guarantees received	19.203	10.150
Taxes and duties payable	17.382	10.108
Value added tax payable	9.838	2.643
Payable due to share purchase agreement of Mahmudiye	5.612	-
Social security premium payable	2.290	3.271
Other	357	69
	54.682	26.241

11. BIOLOGICAL ASSETS

None (December 31, 2005 – None).

12. INVENTORIES

	June 30, 2006	December 31, 2005
Finished goods	39.551	35.572
Raw materials	94.039	50.408
Spare parts	10.752	9.759
Packaging materials	13.308	6.340
Advertising and sales promotion materials	7.174	8.086
Goods in transit	55.720	4.103
Less: reserve for obsolescence (-)	(2.066)	(1.433)
	218.478	112.835

13. RECEIVABLE AND PAYABLE FROM CONTINUING CONSTRUCTION CONTRACTS

None (December 31, 2005 - None).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

14. DEFERRED TAX ASSETS and LIABILITIES

The list of temporary differences and the resulting deferred tax assets/(liabilities), as of June 30, 2006 and December 31, 2005 using the prevailing effective statutory tax rates is as follows:

	June 30, 2006		December 31, 2005	
	Temporary Difference	**Deferred Tax Assets/ (Liabilities)**	Temporary Difference	Deferred Tax Assets/ (Liabilities)
Property, plant and equipment	**(172.994)**	**(40.083)**	(106.060)	(31.818)
Unused investment incentives	**24.916**	**7.475**	13.906	4.172
Lease transactions	**(335)**	**(99)**	2.248	674
Employee termination and other employee benefits	**22.879**	**5.179**	19.999	6.000
Tax loss carried forward	**38.339**	**10.361**	33.400	10.020
Trade receivables, payables and other	**98.373**	**28.130**	(1.787)	(536)
Inventory	**(49.422)**	**(14.943)**	(22.878)	(6.863)
Deferred tax liability	**(38.244)**	**(3.980)**	(61.172)	(18.351)

The management of the Group does not consider the deferred tax asset of YTL 11.493 (December 31, 2005–YTL 13.770) which was generated by the foreign subsidiaries of Efes Sınai, as realizable in the foreseeable future, and accordingly, the Group has not provided a deferred tax asset for such amount in the consolidated financial statements as of June 30, 2006 and December 31, 2005.

As of June 30, 2006 and December 31, 2005, the movement of deferred tax liability is as follows:

	June 30, 2006	December 31, 2005
Balance at January 1,	**18.351**	23.315
Addition through subsidiary acquired	**-**	(3.607)
Deferred tax income (Note 40)	**(15.981)**	(1.292)
Currency translation adjustment	**1.610**	(65)
	3.980	18.351

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other current assets

	June 30, 2006	December 31, 2005
Prepaid expenses	18.588	3.089
Other	792	378
	19.380	3.467

b) Other non-current assets

	June 30, 2006	December 31, 2005
Prepaid expenses	5.150	14.695
Other	195	306
	5.345	15.001

16. INVESTMENTS

			June 30, 2006		
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's share of loss
Turkmenistan CC	Production, bottling, distribution and selling of Coca-Cola products	Turkmenistan	2.909	29,14%	(215)

			December 31, 2005		
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's share of loss
Turkmenistan CC	Production, bottling, distribution and selling of Coca-Cola products	Turkmenistan	2.643	29,14%	(365)

As of June 30, 2006 total assets of Turkmenistan CC amounts to YTL 20.618 (December 31, 2005 - YTL 16.060) and current year loss for the six month period ended June 30, 2006 amounts to YTL 645 (June 30, 2005 - YTL 491).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

17. POSITIVE/NEGATIVE GOODWILL

As of June 30, 2006 and December 31, 2005 movements of positive goodwill are as follows:

	January 1, 2005	Additions	December 31, 2005	Additions	Currency Translation Adjustment	June 30, 2006
Cost	12.018	36.928	48.946	6.619	7.187	62.752
Accumulated depreciation	(12.018)	-	(12.018)	-	-	(12.018)
Net book value	**-**	**36.928**	**36.928**	**6.619**	**7.187**	**50.734**

As further explained in Note 2, positive goodwill amounting to YTL 6.619 arose in acquisition of Mahmudiye by CCI.

18. INVESTMENT PROPERTY

None (December 31, 2005 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
Net book value at December 31, 2004	168.203	190.934	5.579	6.481	77.689	931	5.237	5.137	460.191
Additions	12.831	15.453	5.184	459	38.138	44	30.311	-	102.420
Disposals, net	(30)	-	(1.168)	(579)	(1.285)	-	-	-	(3.062)
Transfers	5.649	22.780	1.144	-	3.545	-	(32.506)	(612)	-
Additions through subsidiary acquired	39.028	50.706	4.978	167	12.083	-	-	-	106.962
Provision for impairment	-	(2.592)	-	-	(400)	-	-	-	(2.992)
Depreciation charge for the current year	(5.561)	(34.701)	(1.472)	(1.827)	(25.129)	(99)	-	-	(68.789)
Net book value at December 31, 2005	220.120	242.580	14.245	4.701	104.641	876	3.042	4.525	594.730
Additions	3.522	11.220	5.568	232	30.911	-	36.446	3.798	91.697
Disposals, net	(90)	(980)	(154)	(390)	(833)	-	-	-	(2.447)
Transfers	1.218	10.163	-	-	3.229	-	(11.422)	(3.188)	-
Additions through subsidiary acquired	3.466	876	36	33	153	-	1.373	-	5.937
Provision for impairment	-	(2.957)	-	-	-	-	-	-	(2.957)
Currency translation adjustment	11.060	9.401	1.026	203	3.146	-	-	-	24.836
Depreciation charge for the current year	(3.435)	(18.105)	(1.635)	(866)	(16.224)	(50)	-	-	(40.315)
Net book value at June 30, 2006	235.861	252.198	19.086	3.913	125.023	826	29.439	5.135	671.481
At December 31, 2005									
Cost	274.052	793.374	40.955	24.519	313.912	1.555	3.042	4.525	1.455.934
Accumulated depreciation	(46.163)	(512.728)	(26.710)	(19.818)	(202.581)	(679)	-	-	(808.679)
Accumulated provision for impairment	(7.769)	(38.066)	-	-	(6.690)	-	-	-	(52.525)
Net book value at December 31, 2005	220.120	242.580	14.245	4.701	104.641	876	3.042	4.525	594.730
At June 30, 2006									
Cost	282.061	791.696	44.454	22.898	336.243	1.555	29.439	5.135	1.513.481
Accumulated depreciation	(49.491)	(507.876)	(26.394)	(19.188)	(207.676)	(729)	-	-	(811.354)
Accumulated provision for impairment	(7.769)	(41.023)	-	-	(6.690)	-	-	-	(55.482)
Currency translation adjustment	11.060	9.401	1.026	203	3.146	-	-	-	24.836
Net book value at June 30, 2006	235.861	252.198	19.086	3.913	125.023	826	29.439	5.135	671.481

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment Loss

For the six months period ended June 30, 2006 the Group had provided impairment losses amounting to YTL 2.957 (June 30, 2005- YTL 5.374) for property, plant and equipment that had greater carrying value than its estimated recoverable amount, which was calculated over selling price estimation.

Borrowing Costs Capitalized on Property, Plant and Equipment

The Group did not capitalize any borrowing costs on property, plant and equipment as of June 30, 2006 and December 31, 2005.

Finance Leases

Property leased by the Group includes coolers, vehicles, buildings, machinery and equipment.

The following is an analysis of assets under finance leases included in property, plant and equipment:

	June 30, 2006	December 31, 2005
Machinery and equipment	**20.593**	19.830
Buildings	**172**	200
Vehicles	**2.674**	2.750
Other tangible assets	**22.051**	31.745
Total	**45.490**	54.525
Accumulated depreciation	**(16.495)**	(22.798)
Net book value	**28.995**	31.727

20. INTANGIBLE ASSETS

	January 1, 2006	Additions/ (Amortization)	Currency translation adjustment	June 30, 2006
Cost				
Software rights	7.863	4	505	**8.372**
Bottling agreements	245.415	-	47.755	**293.170**
Accumulated amortization(-)				
Software rights	(3.295)	(386)	(67)	**(3.748)**
Net book value	249.983	(382)	48.193	**297.794**

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

21. ADVANCES TAKEN

None (December 31, 2005 - None).

22. POST-RETIREMENT BENEFITS

None (December 31, 2005 - None).

23. PROVISIONS

a) Short term provisions

	June 30, 2006	December 31, 2005
Provision for corporate tax	8.541	9.057
Management premium accrual	1.916	3.017
Expense accruals	6.836	1.401
	17.293	13.475

As of June 30, 2006 and December 31, 2005, movements of the management premium accrual is as follows:

	June 30, 2006	December 31, 2005
Balance at January 1,	3.017	3.102
Payments made	(3.017)	(3.102)
Current period/year charge	1.916	3.017
	1.916	3.017

b) Long term provisions

As of June 30, 2006 and December 31, 2005 details of long term provisions are as follows:

	June 30, 2006	December 31, 2005
Long-term incentive plan accrual	2.150	2.095
Vacation pay accrual	3.493	2.385
Employee termination benefit accrual	13.600	12.673
	19.243	17.153

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

23. PROVISIONS (continued)

As of June 30, 2006 and December 31, 2005 the movement of provisions (other than employee termination benefits) is as follows:

	June 30, 2006		December 31, 2005	
	Vacation pay liability	**Long-Term incentive plan**	Vacation pay liability	Long-Term incentive plan
Balance at January 1,	**2.385**	**2.095**	2.080	1.428
Payments made	**(49)**	**(1.001)**	(112)	(448)
Current year charge	**1.157**	**1.056**	417	1.115
Balance at period/year end	**3.493**	**2.150**	2.385	2.095

Employee Termination Benefits

In accordance with existing social legislation, the Company and its subsidiaries operating in Turkey are required to make lump-sum payments to employees who have completed at least one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay and limited to a maximum of YTL 1,77 (December 31, 2005- YTL 1.73) per year of employment at the rate of pay applicable at the date of retirement or termination. The cost of providing those benefits is accrued over the employees' service period.

The Company accounts for the statutory termination in accordance with the provisions of IAS 19, including the application of actuarial methods and assumptions in consultation with professional actuaries. The benefit obligation has been measured at balance sheet dates for each period presented.

The movement of the defined benefit obligation recognized in the consolidated balance sheet is as follows:

	June 30, 2006	December 31, 2005
At January 1,	**12.673**	10.306
Benefit payments	**(539)**	(720)
Expense recognized in the income statement	**1.434**	2.917
Currency translation adjustment	**32**	-
Additions through acquisition of subsidiary	**-**	170
Defined benefit obligations	**13.600**	12.673

24. MINORITY INTEREST

The consolidated financial statements as of June 30, 2006 includes minority interests of YTL 66.796 (December 31, 2005- YTL 54.347) and minority loss of YTL 1.047 resulting from the consolidation of financial statements of Efes Sınai, which is a 87,63% owned subsidiary of CCİ having.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

25. SHARE CAPITAL

	June 30, 2006	December 31, 2005
Common shares 1 YKr par value Authorized and issued (units)	**24.958.977.000**	24.958.977.000

Share Capital Subsidiaries Elimination

CCSD acquired 5,60% of CCI shares from E. Özgörkey İçecek Yatırımı A.Ş. with an amount of YTL 57.821. The effect of this transaction has been accounted as "Share Capital Subsidiaries Elimination" under equity as of December 31, 2005. During the initial public offering of CCI in May 2006, CCSD sold the CCI shares it owned and the gain (net of tax) from this sale was shown under "Accumulated Profits" in the consolidated balance sheet as of June 30, 2006.

26–27–28.CAPITAL / PROFIT RESERVES and RETAINED EARNINGS

Legal Reserves

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the statutory profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's share capital.

The legal reserves are not available for distribution unless they exceed 50% of the share capital, but may be used to offset against losses if there exists that the general reserve is exhausted.

As of June 30, 2006 and December 31, 2005 breakdown of the equity of the Company is as follows (Since the functional currency of Efes Sınai is U.S. Dollar, is not presented) :

	June 30, 2006			December 31, 2005		
	Historical Amount	Inflation Restatement Differences	Restated Amount	Historical Amount	Inflation Restatement Differences	Restated Amount
Share Capital	249.589	(8.559)	241.030	249.589	(8.559)	241.030
Legal Reserves	38.730	25.114	63.844	21.816	25.114	46.930
Extraordinary Reserves	32.345	4.755	37.100	55	4.756	4.811

Dividends

In year 2006 the Group paid dividend related with the fiscal year of 2005 to its shareholders with an amount of YTL 0,0019 per share and YTL 47.501 nominal. During 2005, the dividend distributed by Group from the earnings of fiscal year 2004 amounted to YTL 0,0031 per share and YTL 78.390 nominal.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

29. FOREIGN CURRENCY POSITION

As of June 30, 2006 and December 31, 2005, the foreign currency position of the companies of the Group which operate in Turkey and functional currency of which is YTL is as follows:

	June 30, 2006	December 31, 2005
Foreign currency assets	**15.482**	9.959
Foreign currency liabilities	**(491.251)**	(275.650)
Net foreign currency liabilities	**(475.769)**	(265.691)

30. GOVERNMENT INCENTIVES

Investment Incentives

The Group has various investment incentives related with its capital expenditures with the rate of 40% and 100%.

The Company did not utilize any investment incentive since there was no tax base as of June 30, 2006. For the year ended December 31, 2005 the amount of utilized investment incentive was YTL 64.486 and for the six months period ended June 30, 2006 deferred investment incentive is amounting to YTL 24.916 (December 31, 2005- YTL 13.906)

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES

Litigations against the Group

The Group is involved on an ongoing basis in litigation arising in the ordinary course of business as of June 30, 2006 with an amount of YTL 1.139 (December 31, 2005- YTL 985). As of June 30, 2006, the results of these cases are not certain yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operations, financial condition or liquidity.

CCI and CCSD

Provisions and Contingent Liabilites

As of June 30, 2006 the aggregate amount of letters of guarantee given is YTL 4.687 (December 31, 2005- YTL 4.492).

The Company has not undergone a tax inspection for any type of tax for any open years; such as any additional tax relating to open years cannot be estimated with any degree of certainty. Management does not anticipate that any additional liabilities may arise.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Operating Leases

The Company has signed various operating lease agreements for vehicles.

YTL 71 of rent expense were reflected for the six month periods ended June 30, 2006 (June 30, 2005- YTL 75) in the consolidated income statements due to the non-cancellable operating lease agreement for vehicles.

As of June 30, 2006 and December 31, 2005, future minimum lease payments under non-cancelable operating lease agreements are as follows:

	June 30, 2006	December 31, 2005
Next 1 year	64	135

Efes Sinai and its Subsidiaries

Pledges

As of June 30, 2006, related with the credit line obtained from a local bank, there is a pledge agreement on Almaty CC's inventories amounting to YTL 2.885 (December 31, 2005- YTL 2.415).

As of June 30, 2006, certain items of property, plant and equipment of Azerbaijan CC amounting to YTL 1.103 were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A. (related party) (December 31, 2005- YTL 1.594)

Mortgage

As of June 30, 2006, there is a mortgage on the buildings and land amounted to YTL 3.950 for the loan obtained from Arab Bank by TCCBCJ (December 31, 2005- YTL 3.306).

Guarantee Letters

As of June 30, 2006, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 622 (December 31, 2005- YTL 46).

Tax Matters Related to the Subsidiary in the Republic of Kazakhstan

The taxation system in Kazakhstan is evolving as the government transforms itself from a command to a market oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, National Bank officials, and the Ministry of Finance. Instances of inconsistent opinions between local, regional and national tax authorities and between the National Bank and the Ministry of Finance are usual.

The current regime of penalties and interest related to reported and discovered violations of the Kazakhstani law, decrees and related regulations include confiscation of the amounts at issue (for currency law violations), as well as fines of generally 50% of the taxes unpaid. Interest is assessable at rates of generally 0,03% per day.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Tax Matters Related to the Subsidiary in the Republic of Kyrgyzstan

In accordance with local tax regulation, companies are subject to a 10% income tax rate starting from 2006 in Kyrgyzstan (December 31, 2005- 20%). However, by the resolution of the central Government dated May 10, 2006 Bishkek CC is included in the list of natural and allowed monopolies that shall pay corporate income tax at a rate of 20% for 2006.

Tax Matters Related to the Subsidiary in Azerbaijan

In accordance with local tax regulation, Azerbaijan CC is subject to a 22% income tax rate. Companies are required to file profit tax declarations on an annual basis (December 31, 2005- 24%).

Tax Matters Related to the Subsidiary in Jordan

TCCBCJ is subject to corporate income tax of 15% on taxable profit as determined under the laws of Jordan. As of June 30, 2006, the accumulated losses of TCCBCJ are amounting to YTL 67.004 (December 31, 2005- YTL 48.313).

32. BUSINESS COMBINATIONS

Company acquired 100% shares of Mahmudiye Kaynak Suyu İşletmeciliği Ambalaj Plastik Gıda Nakliyat Pazarlama Sanayi Ticaret Limited Şirketi at March 16, 2006. Detailed information of Mahmudiye acquisition is presented on Note 1 "Changes in Group Structure".

In 2005, subsidiary of the Company, Efes Sınai, and a local partner in Iraq established a company called "The Coca-Cola Bottling of Iraq FZCO" (CCBI) in the form of 50%-50% joint venture with a share capital of YTL 221. In addition the Group purchased 90% shares of "The Coca-Cola Bottling Company of Jordan" (CCCBCJ) that exclusively conducts the Coca-Cola operations in Jordan.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. SEGMENT REPORTING

CCI purchased 87,63% of the Efes Sınai's shares in November 2005. Company started segment reporting according to geographical and business divisions in 2005 due to the foreign sales and beer sales of the subsidiaries acquired in 2005. Information per geographical segments for the six months period ended June 30, 2006 is as follows:

Geographical segments

	June 30, 2006			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Revenues (net)	**656.429**	**121.228**	**(7.831)**	**769.826**
Gross profit	**213.421**	**36.149**	**(714)**	**248.856**
Operating expenses (-)	(141.461)	(26.199)	416	(167.244)
Profit from operations, net	**71.960**	**9.950**	**(298)**	**81.612**
Operating profit	**(17.157)**	**8.134**	**(1.782)**	**(10.805)**
Income before tax	**(17.669)**	**8.227**	**(2.410)**	**(11.852)**
Tax charge	7.416	(4.006)	-	3.410
Net income	**(10.253)**	**4.221**	**(2.410)**	**(8.442)**

	June 30, 2006			
	Domestic	**Domestic**	**Domestic**	**Domestic**
Segment assets	1.605.652	368.558	(242.337)	1.731.873
Investments in associates	-	2.909	-	2.909
Total assets	**1.605.652**	**371.467**	**(242.337)**	**1.734.782**
Segment liabilities	752.043	192.654	(32.787)	911.910
Total liabilites	**752.043**	**192.654**	**(32.787)**	**911.910**
Purchase of PP&E	61.957	29.740	-	91.697
Depreciation and amortisation expenses	33.530	7.171	-	40.701
Other non-cash items	100.832	961	-	101.793

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. SEGMENT INFORMATION (continued)

As of December 31, 2005 total assets and total liabilities per geographical segments is as follows:

Geographical segments

	June 30, 2006			
	Domestic	Domestic	Domestic	Domestic
Segment assets	1.157.814	257.319	(201.882)	1.213.251
Investments in associates	-	2.643	-	2.643
Total assets	**1.157.814**	**259.962**	**(201.882)**	**1.215.894**
Segment liabilities	403.621	114.179	(22.501)	495.299
Total liabilites	**403.621**	**114.179**	**(22.501)**	**495.299**
Purchase of PP&E	75.483	27.556	-	103.039
Depreciation and amortisation expenses	68.639	925	-	69.564
Other non-cash items	22.869	2.512	-	25.381

Business Segments

Information per business segments for the six months period ended June 30, 2006 is as follows:

Soft drinks	760.423
Beer	9.403
	769.826

34. SUBSEQUENT EVENTS

None.

35. DISCONTINUING OPERATIONS

None (December 31, 2005 – None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

36. OPERATING INCOME

a) Net Sales

	January 1-June 30, 2006	April 1-June 30, 2006	January 1-June 30, 2005	April 1-June 30, 2005
Gross sales	1.022.170	654.819	775.427	484.590
Sales discounts	(199.346)	(125.936)	(188.457)	(121.045)
Other discounts	(52.998)	(33.516)	(46.768)	(27.403)
	769.826	495.367	540.202	336.142

b) Cost of Sales

	January 1-June 30, 2006	April 1-June 30, 2006	January 1-June 30, 2005	April 1-June 30, 2005
Raw material cost	449.465	281.745	333.022	206.236
Depreciation and amortization	21.618	10.583	19.051	9.875
Personnel expenses	19.032	10.873	11.179	5.698
Other expenses	30.855	19.501	13.118	3.814
	520.970	322.702	376.370	225.623

37. OPERATING EXPENSES

	January 1-June 30, 2006	April 1-June 30, 2006	January 1-June 30, 2005	April 1-June 30, 2005
Selling, distribution and marketing expenses	136.028	83.305	93.279	54.311
General administrative expenses	31.216	17.373	19.380	11.095
	167.244	100.678	112.659	65.406

a) Selling, distribution and marketing expenses	January 1-June 30, 2006	April 1-June 30, 2006	January 1-June 30, 2005	April 1-June 30, 2005
Marketing and advertising expenses	40.414	29.571	26.075	17.142
Personnel expenses	37.450	19.082	23.675	11.708
Transportation expenses	23.302	15.269	19.852	13.418
Depreciation on property, plant and equipment	16.766	8.798	12.634	6.373
Maintenance expenses	3.446	2.098	2.353	1.345
Utilities and communication expenses	7.063	4.724	3.835	2.180
Rent expenses	2.186	1.225	1.087	678
Other	5.401	2.538	3.768	1.467
	136.028	83.305	93.279	54.311

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

37. OPERATING EXPENSES (continued)

b) General administrative expenses	January 1- June 30, 2006	April 1- June 30, 2006	January 1- June 30, 2005	April 1- June 30, 2005
Personnel expenses	18.683	10.260	11.489	6.444
Depreciation on property, plant and equipment	1.770	889	1.761	881
Consulting and legal fees	2.851	2.042	729	390
Utilities and communication expenses	878	461	913	451
Provision for doubtful receivables	1.371	1.094	259	60
Repair and maintenance expenses	542	349	386	191
Rent expense	958	483	819	445
Other	4.163	1.795	3.024	2.233
	31.216	17.373	19.380	11.095

c) Depreciation and amortization expenses	January 1- June 30, 2006	April 1- June 30, 2006	January 1- June 30, 2005	April 1- June 30, 2005
Property, plant and equipment				
Cost of sales	21.257	10.404	18.662	9.682
Operating expenses	18.511	9.671	14.395	7.254
Inventory	547	193	830	546
Intangible assets				
Cost of sales	361	179	389	193
Operating expenses	25	16	-	-
	40.701	20.463	34.276	17.675

38. OTHER OPERATING INCOME / EXPENSE

	January 1- June 30, 2006	April 1- June 30, 2006	January 1- June 30, 2005	April 1- June 30, 2005
Other income				
Foreign exchange gain	25.324	20.314	4.464	(368)
Gain on sale of scrap materials	792	476	636	393
Interest income	4.670	3.642	790	307
Gain on disposal of property, plant and equipment	2.335	827	5.374	5.374
Other income	1.297	235	310	(552)
	34.418	25.494	11.574	5.154
Other expense				
Foreign exchange loss	(28.132)	(23.538)	(4.528)	(1.652)
Loss on disposal of property, plant and equipment	-	-	(2.153)	(1.811)
Provision for the impairment of fixed assets	(2.957)	(2.957)	(528)	(528)
Other expenses	(1.516)	(883)	(665)	(239)
	(32.605)	(27.378)	(7.874)	(4.230)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

39. FINANCIAL EXPENSES (net)

	January 1-June 30, 2006	April 1-June 30, 2006	January 1-June 30, 2005	April 1-June 30, 2005
Foreign exchange gain / (loss), net	(79.030)	(77.347)	(601)	3.580
Interest expense	(15.152)	(9.880)	(6.025)	(5.048)
Finance charges paid under finance leases	(48)	(17)	(165)	(69)
	(94.230)	(87.244)	(6.791)	(1.537)

40. INCOME TAXES

General information

The Group is subject to taxation in accordance with the tax regulations and the legislation effective in the countries in which the Group companies operate.

In Turkey, the corporation tax rate for the fiscal year beginning January 1, 2005 was 30. Effective from January 1, 2006, corporate tax rate was reduced to 20%. Corporate tax returns are required to be filed until the twenty-fifth of the fourth month following the balance sheet date and paid in one installment by the end of the fourth month. The tax legislation provides for a temporary tax of 20% (2005-30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporation tax was computed on the statutory income tax base without any adjustment for inflation accounting. Starting from January 1, 2004, taxable income is derived from the financial statements which are adjusted for inflation. Accumulated earnings arising from the first application of inflation accounting on December 31, 2003 balance sheet are not subject to corporation tax, and similarly accumulated deficits arising from such application are not deductible for tax purposes. Moreover, accumulated tax loss carry-forwards related to 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years. Inflation accounting application has been ceased effective from January 1, 2005.

In addition, the Turkish government offers investment incentives to companies that make certain qualifying capital investments in Turkey. Prior to April 24, 2003, the total amount of qualifying capital investments was deducted from taxable income and the remainder of taxable income, if any, was taxed at the corporate rate. A withholding tax of 19.8% was applied to the total amount of qualifying capital investments. With effect from April 24, 2003, the investment incentives scheme was amended such that companies are no longer subject to a withholding tax, but rather directly deduct 40% of qualifying capital investments from their annual taxable income. In addition, corporations that had unused qualifying capital investment amounts from periods prior to April 24, 2003 were entitled to carry forward these and apply the 19.8% withholding tax to these amounts in the manner described above. With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for them. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

40. INCOME TAXES (continued)

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

Refer to note 31, for the detailed income tax information of foreign subsidiaries.

As of June 30, 2006 and December 31, 2005, income taxes payable is summarized as follows:

	June 30, 2006	December 31, 2005
Current tax expense for the period / year	**12.571**	22.496
Prepaid taxes for the period / year	**(4.030)**	(13.439)
Income tax payable	**8.541**	9.057

For the six months period ended June 30, 2006 and 2005 tax expenses are as follows:

	January 1-June 30, 2006	**April 1-June 30, 2006**	January 1-June 30, 2005	April 1-June 30, 2005
Consolidated income statement				
Current period corporate income tax	**12.571**	**2.644**	16.687	12.489
Deferred tax (income) / expense, net	**(15.981)**	**(9.184)**	(10.195)	(7.532)
Tax (income)/expense reflected in the consolidated income statement	**(3.410)**	**(6.540)**	6.492	4.957

As of January 1- June 30 2006 and 2005, the analysis of current period tax charge is as follows:

	June 30, 2006	June 30, 2005
Profit / (Loss) before tax	**(10.805)**	48.082
Provision for corporate tax 20% (June 30, 2005- 30%)	**2.161**	(14.424)
Non-deductible expenses and other differences	**(69)**	139
Other	**1.318**	7.793
Total (provision)/credit for tax	**3.410**	(6.492)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

41. EARNINGS / (LOSSES) PER SHARE

Basic earnings /(losses) per share is calculated by dividing net income / (loss) for the period by the weighted average number of ordinary shares outstanding during the related period concerned. As of June 30, 2006 and 2005, earnings / (losses) per share is as follows:

	January 1- June 30, 2006	**April 1- June 30, 2006**	January 1- June 30, 2005	April 1- June 30, 2005
Net Income / (Loss)for the period	**(8.442)**	**(11.980)**	41.590	39.543
Weighted average number of ordinary shares	**24.958.977.000**	**24.958.977.000**	22.378.690.193	22.378.690.193
Earnings / (Losses) Per Share (Full YTL)	**(0,0003)**	**(0,0005)**	0,002	0,0018

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

42. CASH FLOW STATEMENT

	June 30, 2006	June 30, 2005
Cash flows from operating activities:		
Net profit / (loss) before income tax and minority interest	(10.805)	48.082
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation and amortization (including amortization of intangible assets)	40.701	34.276
Gain on sale of property, plant and equipment	(2.335)	(3.221)
Impairment loss in property, plant and equipment	2.957	528
Provision for employee termination benefits, management bonus, vacation payments	5.563	3.897
Provision for inventories	633	(294)
Provision for doubtful receivable, net	1.371	259
(Gain) / Loss from associates	215	-
Interest expense	15.152	6.025
Unrealized foreign exchange (income) / loss	78.237	(370)
Net income adjusted for non-cash items	131.689	89.182
Trade receivables and due from related parties	(151.834)	(106.245)
Inventories	(106.276)	(9.740)
Other current assets	(15.677)	(3.524)
Other non-current assets	9.656	1.176
Trade payables and due to related parties	132.734	18.995
Interest paid	(1.814)	(6.360)
Employee termination benefits, vacation pay, management bonus payments	(4.606)	(3.526)
Taxes paid	(10.335)	(8.270)
Provisions	18.958	3.855
Other liabilities	28.441	12.120
Net cash generated from / (used in) operating activities	30.936	(12.337)
Cash flows from investing activities:		
Purchase of property, plant and equipment and intangibles	(91.701)	(44.975)
Proceeds from sale of property, plant and equipment	4.782	2.785
Marketable securities	(791)	(2.808)
Subsidiary acquired, net of cash (Note 2)	(10.940)	-
Time deposit maturity over three months	(6.412)	-
Net cash used in investing activities	(105.062)	(44.998)
Cash flows from financing activities:		
Proceeds from short term bank borrowings	206.586	2.471.299
Repayments of short term bank borrowings	(36.175)	(2.315.152)
Dividends paid	(47.501)	(78.390)
Treasury shares	-	(57.819)
Sale of treasury shares held by a subsidiary	88.191	-
Net cash generated from financing activities	211.101	19.938
Currency translation adjustment	(5.610)	-
Net increase / (decrease) in cash and cash equivalents	131.365	(37.397)
Cash and cash equivalents at beginning of year	44.136	43.777
Cash and cash equivalents, period end	175.501	6.380

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

43. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENT

a. As of June 30, 2006 the accumulated deficit of TCCBCJ, subsidiary of Efes Sınai, in the amount of USD 41.802.481 represents 79% of its share capital amounting to USD 53.200.000. Under Article 75 of Jordanian Companies' Law, the Company's General Assembly has to meet and determine either to increase its paid-in-capital or to liquidate the entity since its accumulated deficit is greater than 50% of the share capital. Efes Sınai decided to increase the share capital of TCCBCJ for an amount of USD 15.000.000.

b. Turkmenistan CC has an accumulated deficit amounting to USD 12.261.326 as of June 30, 2006, (including the current period loss of USD 465.272) and its current liabilities exceed its current assets as of the same date.

c. As of June 30, 2006 and 2005, net financial expenses of the Group is as follows:

	January 1-June 30, 2006	**April 1-June 30, 2006**	January 1-June 30, 2005	April 1-June 30, 2005
Interest expense	**(15.200)**	**(9.897)**	(6.190)	(5.117)
Interest income	**4.670**	**3.642**	790	307
Net financial expense	**(10.530)**	**(6.255)**	(5.400)	(4.810)

Coca-Cola İçecek

August 25, 2006

RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006 (IFRS)

HALF YEAR HIGHLIGHTS

Coca-Cola İçecek's first half, 2006, volume, net revenue and EBITDA have all exceeded prior year levels and ahead of plan.

- Volume grew by 34.9%, from 144.0 million unit cases to 194.2 million unit cases
- Net sales reached to YTL 769.8 million, up by 39.7%, from YTL 551.0 million
- EBITDA was YTL 126.5 million, staggering 44.7% above prior year's YTL 87.4 million

SECOND QUARTER HIGHLIGHTS

- Volume grew by 38.0%, from 88.1 million unit cases to 121.6 million unit cases
- Net sales reached to YTL 495.3 million, up by 46.1%, from YTL 338.9 million
- EBITDA was YTL 94.3 million, staggering 48.5% above prior year's YTL 63.5 million

Selected IFRS Financial Data (YTL million)		H1-2006	H1-2005
Sales Volume (million uc)		194.2	144.0
	Turkey	82.4%	100.0%
	International	17.6%	-
Net Sales		769.8	551.0
	Turkey	84.0%	100.0%
	International	16.0%	-
Gross Profit		249.0	164.1
	Turkey	84.6%	100.0%
	International	15.4%	-
EBIT		80.2	52.0
	Turkey	86.8%	100.0%
	International	13.2%	-
EBITDA		126.5	87.4
	Turkey	85.3%	100.0%
	International	14.7%	-
Net Profit		-8.6	36.8
	Turkey	n.m.	100.0%
	International	n.m.	-

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

Comments from the CEO, Michael A. O'Neill

Michael A. O'Neill, Chief Executive Officer of Coca Cola İçecek made the following comment:

"CCI has experienced strong growth across all markets in the first half. We were particularly pleased as markets responded very positively to marketing programs and merchandising initiatives.

The second quarter, as in the first, saw growth in all CCI operations and in all categories.

Turkish and International operations continue to perform well against budgets and strategic goals."

About Coca-Cola İçecek

CCI's vision is to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Its business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, it is party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands that it sells in all of our markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Accounting Principles

Functional currency of the Group is the New Turkish Lira. The attached audited Consolidated Interim Financial Statements comprising the income statement for the six months period ending 30.06.2006 and 30.06.2005 as well as the balance sheets as of 30.06.2006 and 31.12.2005, together with the detailed notes to audited consolidated interim financial statements in this announcement are prepared in accordance with International Financial Reporting Standards ("IFRS") as of June 30, 2006 and 2005.

We acquired Efes Invest on November 14, 2005 and consolidated the balance sheet of Efes Invest on balance sheet as of December 31, 2005. However, the consolidated income statement for the year ended December 31, 2005 includes the results of Efes Invest for the period between November 15 and December 31, 2005.

The attached audited consolidated interim financial statements are composed of CCI and its wholly owned subsidiaries of Coca-Cola Satış Dağıtım A.Ş. ("CCSD") (sales & distribution company in Turkey) and Mahmudiye (natural source water production company in Turkey), and Efes Invest (international bottling operations). CCI acquired Mahmudiye on March 16, 2006 and therefore consolidated Mahmudiye income statement only for the period between March 17 and June 30, 2006 in June 31,2006 consolidated income statement.

The audited consolidated interim financial statements of Efes Invest as of June 30, 2006 and 2005, prepared in accordance with IFRS, are also included in this release. The functional and reporting currency of Efes Invest is U.S Dollar and audited consolidated interim financial statements of Efes Invest are prepared in U.S. Dollar. The narrative discussions of our international business in this announcement are all based on U.S. Dollar Efes Invest financials. New Turkish Lira amounts shown in the consolidated financial statements of Efes Invest have been included solely for the convenience of the reader and the amounts shown in the balance sheets for the six month period ended June 30, 2006 and for the year ended December 31, 2005 are translated from U.S. Dollars, at the official YTL exchange rate for purchases of U.S. Dollars announced by the Central Bank of the Republic of Turkey on June 30, 2006 and the amounts shown in the income statement are translated from U.S. Dollars with the six month average exchange rate. Comparative YTL amounts, presented in current year income statements, are those that were presented as current year amounts in the relevant prior period financial statements. Such translation should not be construed as a representation that the USD amounts have been or could be converted to YTL at this or any other rate.

Since Efes Invest acquired 90% of Coca-Cola Bottling Company of Jordan ("CCBCJ")on December 29, 2005 income statement of the related subsidiary is not consolidated in the comparable six month period ended 30.06.2005.

Pro-forma sales volume was prepared with the assumption that the acquisitions of Efes Invest by CCI and CCBCJ by Efes Invest were completed at January 1, 2005 and includes the consolidated results of the three companies for the period ended June 30, 2005.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

Sales

Consolidated

- Unit case sales volume increased by 50.2 million unit cases, or 34.9%, from 144.0 million unit cases in the first half of 2005 to 194.2 million unit cases in 2006. On a proforma basis, unit case sales volume increased by 20.6 million unit cases, from 173.6 million unit cases (including Efes Invest with Jordan operations) in the first half of 2005 to 194.2 million unit cases in 2006, an 11.9% increase. The combined effect of 11.1% and 57.3% increase in unit case sales volume in Turkey and international operations, respectively, has led to this significant increase on a consolidated basis.

- Net sales increased by 39.7% from YTL551.0 million in the first half of 2005 to YTL769.8 million in 2006. Of the increase, USD89.2 million (YTL123.7 million) is attributable to the inclusion of international operations.

Turkey

- Sales volume increased by 16.0 million unit cases or 11.1% from 144.0 million unit cases in the first half of 2005 to 160.0 million unit cases in 2006 primarily due to strong growth in with CSDs and NCBs.

- Net sales increased by YTL95.6 million or 17.4%, from YTL551.0 million in the first half of 2005 to YTL646.6 million in 2006 due to the sales volume increase referred to above, as well as an increase in net sales per unit case owing to an increase in New Turkish Lira selling prices and a reduction in discounts.

- Cappy 100% Citrus Mix and Doğazen (natural source water) were launched in March and April, respectively, followed by the launch of Schweppes Apple in May.

International

- Sales volume increased by 12.4 million unit cases or 57.3% from 21.7 million unit cases in the first half of 2005 to 34.1 million unit cases in 2006. Organic growth in sales volume excluding Jordan, increased by 5.8 million unit cases or 26.7%, from 21.7 million unit cases in the first half of 2005 to 27.5 million unit cases in 2006. There was significant volume growth in all markets.

- Kazakhstan delivered 49.7% of total sales in the first half of 2006. Azerbaijan followed by contributing 25.0% of sales. Moreover, Jordan operations ("CCBJ") significantly contributed to our international sales volume growth in the first half of 2006, as CCBCJ generated 19.5% of the total sales volume of Efes Invest in the stated period. The remaining 5.8% of total sales volume was generated by Kyrgyzstan operations.

- Net sales increased by USD36.7 million, or 70.0%, from USD52.5 million (YTL70.3 million) in the first half of 2005 to USD89.2 million (YTL123.7 million) in 2006.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Kazakhstan generated 59.4% of total net sales in the six months period ended June 30, 2006, followed by Jordan contributing 19.1% of total sales. USD16.4 million (YTL22.7 million) of this amount was generated by Jordan operations. Azerbaijan and Kyrgyzstan provided 15.8% and 5.7% of Efes Invest's consolidated revenues, respectively, in the first half of 2006.

Cost of Sales and Gross Profit Margin

Consolidated

- Cost of sales increased by YTL133.9 million or 34.6%, from YTL386.9 million in the first half of 2005 to YTL520.8 million in 2006. Of the increase, USD61.7 million (YTL85.5 million) is attributable to the inclusion of international operations. Cost of sales as a percentage of net sales decreased to 67.7% in the first half of 2006, while it was 70.2% in the same period of 2005.

- Gross profit increased by YTL84.9 million or 51.7%, from YTL164.1 million in the first half of 2005 to YTL249.0 million in 2006, resulting in a gross profit margin increase from 29.8% in the first half of 2005, to 32.3% in 2006. The increase in gross profit margin was driven mainly by the improvement in Turkish operations.

Turkey

- Cost of sales increased by YTL49.0 million or 12.7%, from YTL386.9 million in the first half of 2005 to YTL435.9 million in 2006, primarily due to increased sales volume.

- Cost of sales as a percentage of net sales decreased from 70.2% in the first half of 2005 to 67.4% in 2006.

- Gross profit increased by YTL46.6 million or 28.4%, from YTL164.1 million in the first half of 2005 to YTL210.7 million in 2006, resulting in a gross profit margin increase from 29.8% in the first half of 2005, to 32.6% in 2006 as a result of the factors discussed above.

International

- Cost of sales increased by USD27.1 million (YTL39.3 million) or 78.3%, from USD34.6 million (YTL46.3 million) in the first half of 2005 to USD61.7 million (YTL85.5 million) in 2006, primarily due to the first time consolidation of Jordan operations, increased sales volume and increase in sugar prices. If the cost of sales of Jordan operation amounting to USD13.6 million (YTL18.9 million) is excluded then the cost of sales increase is 39.1% compared to the same period in 2005.

- Cost of sales as a percentage of net sales increased from 65.9% in the first half of 2005 to 69.2% (65.9% excluding Jordan) in 2006.

- Gross profit increased by USD9.2 million (YTL13.6 million) up 50.3%, from USD18.3 million (YTL24.6 million) in the first half of 2005 to USD27.5 million (YTL38.2 million) in 2006.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

- By excluding the positive gross profit impact of Jordan operation, consolidated gross profit margin realized by 34.1%, nearly same when compared with the same period of 2005 despite the increase in certain raw material costs (mainly sugar).

EBIT

Consolidated

- Operating expenses increased by YTL56.5 million, or 50.4%, from YTL112.1 million in the first half of 2005, to YTL168.6 million in 2006.

- EBIT increased by YTL28.2 million or 54.2%, from YTL52.0 million in the first half of 2005, to YTL80.2 million in 2006. In the first half of 2006, international operations recorded a USD7.5 million (YTL10.4 million) EBIT.

- EBIT margin increased from 9.4% in the first half of 2005 to 10.4% in 2006.

Turkey

- Operating expenses increased by YTL29.0 million, or 25.9%, from YTL112.1 million in the first half of 2005, to YTL141.1 million in 2006, primarily due to the increase in transportation expense as a result of increase in sales volume.

- EBIT increased by YTL17.6 million or 33.8%, from YTL52.0 million in the first half of 2005, to YTL69.6 million in 2006.

- EBIT margin increased from 9.4% in the first half of 2005 to 10.8% in 2006.

International

- Operating expenses increased by USD10.3 million (YTL14.8 million), or 106.2%, from USD9.7 million (YTL13.0 million) in the first half of 2005, to USD20.0 million (YTL27.8 million) in 2006. The main reason for the swing is attributable to the first time consolidation of the Jordan operation, with high level of budgeted operating expenses, due to the restructuring process.

- EBIT decreased by USD1.1 million (YTL1.2 million), from USD8.6 million (YTL11.6 million) in the first half of 2005, to USD7.5 million (YTL10.4 million) in 2006.

- EBIT margin decreased from 16.5% in the first half of 2005 to 8.4% in 2006.

- EBIT, excluding Jordan, increased by USD1.9 million (YTL2.6 million), from USD8.6 million (YTL11.6 million) in the first half of 2005, to USD10.5 million (YTL14.5 million), indicating an EBIT margin of 14.4%.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

EBITDA

- On a consolidated basis, EBITDA increased by YTL39.1 million or 44.7%, from YTL87.4 million in the first half of 2005 to YTL126.5 million in 2006, as a result of the increased EBIT and depreciation expense related to the inclusion of international operations in 2006, as well as the factors discussed above. EBITDA margin increased from 15.9% in the first half of 2005 to 16.4% in 2006.

- Turkish operations' EBITDA increased by YTL20.5 million or 23.5%, from YTL87.4 million in the first half of 2005 to YTL107.9 million in 2006, as a result of the factors discussed above. EBITDA margin increased from 15.9% in the first half of 2005, to 16.7% in 2006.

- International operations' EBITDA increased by USD2.6 million (YTL3.6 million) or 31.6%, from USD11.4 million (YTL15.3 million) in the first half of 2005 to USD13.7 million (YTL19.0 million) in 2006 as a result of the factors discussed above. EBITDA margin decreased from 21.7% in the first half of 2005 to 15.4% in 2006. However, by eliminating the loss effect of Jordan operation, EBITDA of international operations reaches to USD14.1 million (YTL19.5 million), indicating an EBITDA margin of 19.4%.

Net Profit

- CCI recorded a net loss of YTL8.6 million compared to a net profit of YTL36.8 million in the first half of 2005, due to F/X losses resulting from 17.0% devaluation of YTL between December 31, 2005 and June 30, 2006. While Turkish operations' net loss was YTL11.7 million, International operations recorded a net profit of YTL3.4 million, lowering the consolidated loss.

- Turkish operations' net profit decreased from a net profit of YTL36.8 million in the first half of 2005 to a net loss of YTL11.7 million in 2006, due to significantly increased amount of F/X losses mainly calculated over foreign-currency-denominated bank borrowings.

- In international operations, net profit for the six month period ended June 30, 2006 is amounting to USD 2.4 million (YTL 3.4 million), down from USD 6.4 million (YTL 8.5 million) profit in first half of 2005. Excluding the net loss effect of the Jordan operation, consolidated net profit realized by USD 5.6 million (YTL 7,8 million) due to increased tax expenses.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

Special Note Regarding Forward-Looking Statements

This press release includes forward-looking statements including, but not limited to, statements regarding CCI's plans, objectives, expectations and intentions and other statements that are not historical facts. Forward-looking statements can generally be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "target," "believe" or other words of similar meanings. These forward-looking statements reflect the current views and assumptions of management and are inherently subject to significant business, economic and other risks and uncertainties. Although management believes the expectations reflected in the forward-looking statements are reasonable at this time, you should not place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from CCI's expectations include, without limitation: changes in CCI's relationship with The Coca-Cola Company and its exercise of its rights under our bottler's agreements; CCI's ability to maintain and improve its competitive position in its markets; CCI's ability to obtain raw materials and packaging materials at reasonable prices; changes in CCI's relationship with its significant shareholders; the level of demand for its products in its markets; fluctuations in the value of the New Turkish Lira or the level of inflation in Turkey; other changes in the political or economic environment in Turkey or CCI's other markets; adverse weather conditions during the summer months; changes in the level of tourism in Turkey; CCI's ability to successfully implement its strategy; and other factors. Should any of these risks and uncertainties materialize, or should any of management's underlying assumptions prove to be incorrect, CCI's actual results of operations or financial condition could differ materially from that described herein as anticipated, believed, estimated or expected. Forward-looking statements speak only as of the date of this press release and CCI has no obligation to update those statements to reflect changes that may occur after that date.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

CCI – Consolidated IFRS Income Statement (including Efes Invest)

(YTL million)	30.06.2006	30.06.2005
Sales	769.8	551.0
Cost of Sales	(520.8)	(386.9)
Gross Profit	**249.0**	**164.1**
Operating Expenses	(168.8)	(112.1)
Operating Profit	**80.2**	**52.0**
Financial Expense	(89.6)	(6.3)
Other (Expense)/Income	(2.2)	(0.3)
Monetary (Loss)/Gain	-	2.2
Income Before Tax	**(11.6)**	**48.3**
Income Taxes	4.0	(11.5)
Minority Interest	(1.0)	-
Net Income	**(8.6)**	**36.8**
EBITDA	**126.5**	**87.4**
Sales Volume (million uc)	194.2	144.0

CCI – Consolidated IFRS Balance Sheet (including Efes Invest)

(YTL million)	30.06.2006	31.12.2005	(YTL million)	30.06.2006	31.12.2005
Cash	181.9	44.1	ST Borrowings	412.2	320.5
Trade Receivables, net	270.8	121.4	Current portion of LT Borrowings	6.0	10.8
Investments in Securities	5.2	4.4	Trade and Other Payables	275.6	107.7
Inventories	218.6	112.2	Income Tax Payable	8.5	9.1
Prepayments and other current assets	26.6	13.1	Provisions	1.9	3.0
Prepaid income taxes	3.6	20.7	**Total Current Liab.**	**704.3**	**451.1**
Total Current Assets	**706.8**	**316.0**			
			LT Borrowings	184.4	8.7
Investment in Associate	2.9	2.6	Deferred Tax Liability	8.9	23.9
Property, Plant and Equipment	689.0	613.8	Provisions	19.2	17.2
Intangible Assets	348.1	286.6	**Total Non-Current Liab.**	**212.6**	**49.8**
Deferred Tax Assets	-	-			
Prepayments and other non-current assets	5.4	15.3	**TOTAL EQUITY**	**835.4**	**733.3**
Total Current Assets	**1,045.5**	**918.3**			
			TOTAL LIAB. AND S.HOLDER'S LIAB.	**1.752,2**	**1.234,2**
TOTAL ASSETS	**1.752,2**	**1.234,2**			

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

CCI – Turkey IFRS Income Statement

(YTL million)	30.06.2006	30.06.2005
Sales	646.6	551.0
Cost of Sales	(435.9)	(386.9)
Gross Profit	**210.7**	**164.1**
Operating Expenses	(141.1)	(112.1)
Operating Profit	**69.6**	**52.0**
Financial Expense	(87.2)	(6.3)
Other (Expense)/Income	(2.1)	(0.3)
Monetary (Loss)/Gain	-	2.2
Income Before Tax	**(19.7)**	**48.3**
Income Taxes	8.0	(11.5)
Minority Interest	-	-
Net Income	**(11.7)**	**36.8**
EBITDA	107.9	87.4
Sales Volume (million uc)	160.0	144.0

CCI – Turkey IFRS Balance Sheet

(YTL million)	30.06.2006	31.12.2005
Cash	155.8	33.0
Trade Receivables, net	252.3	111.9
Investments in Securities	4.9	3.9
Inventories	158.9	85.3
Prepayments and other current assets	19.8	9.3
Prepaid income taxes	-	16.5
Total Current Assets	**591.7**	**259.9**
Investment in Associate	330,8	330,8
Property, Plant and Equipment	508.0	480,2
Intangible Assets	8.6	2,3
Deferred Tax Assets	-	-
Prepayments and other non-current assets	5.4	15.0
Total Current Assets	**852.8**	**828.3**
TOTAL ASSETS	**1.444,5**	**1.088,2**

(YTL million)	30.06.2006	31.12.2005
ST Borrowings	335.6	276.1
Current portion of LT Borrowings	5.6	10.4
Trade and Other Payables	207.2	75,1
Income Tax Payable	6.2	7,9
Provisions	1.9	3.0
Total Current Liab.	**556.6**	**372.5**
LT Borrowings	165.2	-
Deferred Tax Liability	8.2	25.9
Provisions	19.0	17.0
Total Non-Current Liab.	**192.4**	**42.9**
TOTAL EQUITY	**695.6**	**672.6**
TOTAL LIAB. AND S.HOLDER'S LIAB.	**1.444,5**	**1.088,2**

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

Efes Invest – Consolidated IFRS Income Statement

	30.06.2006 (USD million)	30.06.2006 (YTL million)	30.06.2005 (USD million)	30.06.2005 (YTL million)
Sales	89.2	123.7	52.5	70.3
Cost of Sales	(61.7)	(85.5)	(34.6)	(46.3)
Gross Profit	27.5	38.2	18.3	24.6
Operating Expenses	(20.0)	(27.8)	(9.7)	(13.0)
Operating Profit	7.5	10.4	8.6	11.6
Other Income	0.4	0.6	0.7	0.9
Other Expense	(0.3)	(0.4)	(0.4)	(0.6)
Financial Expense	(1.8)	(2.5)	(0.8)	(1.1)
Operating Income	5.9	8.1	8.1	10.8
Monetary Gain/Loss	(0.1)	(0.1)	(0.1)	1.0
Minority Interest	(0.5)	(0.6)	(0.6)	(0.8)
Profit Before Tax	5.3	7.4	8.3	11.1
Taxes	(2.9)	(4.0)	(1.9)	(2.6)
Net Profit	2.4	3.4	6.4	8.5
EBITDA	13.7	19.0	11.4	15.3
Sales Volume (million uc)	34.1	34.1	21.7	21.7

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

Efes Invest – Consolidated IFRS Balance Sheet

	30.06.2006 (USD million)	30.06.2006 (YTL million)	31.12.2005 (USD million)	31.12.2005 (YTL million)
Cash	16.3	26.1	8.3	13,3
Marketable Securities	0.3	0.4	0.4	0,6
Trade Receivables. net	9.5	15.2	5.5	8,8
Due from related parties	2.0	3.3	1.7	2,7
Other Receivables	0.01	0.1	0.1	0,2
Inventories	43.1	69.0	25.9	41,7
Other	6.4	10.3	5.8	9,3
Total Current Assets	**77.6**	**124.4**	**47.8**	**76,6**
Financial Assets	1.8	2.9	1.9	3,2
Fixed Assets	111.1	178.1	97.8	156,8
Intangible Assets	2.4	3.8	2.4	3,8
Other	-	-	0.2	0,3
Total Non-Current Assets	**115.3**	**184.9**	**102.4**	**164,1**
TOTAL ASSETS	**192.9**	**309.3**	**150.2**	**240,7**

	30.06.2006 (USD million)	30.06.2006 (YTL million)	31.12.2005 (USD million)	31.12.2005 (YTL million)
ST Borrowings	47.7	78.5	33.1	53,1
Current portion of LT Borrowings	0.2	0.3	0.3	0,5
Trade Payables	30.9	49.6	16.3	26,1
Due to Related Parties	4.9	7.8	2.5	4,0
Provisions	0.4	0.7	0.0	0,01
Other	8.1	12.9	6.3	10,1
Total Current Liab.	**92.2**	**147.7**	**58.6**	**93,9**
LT Borrowings	12.0	19.2	6.5	10,4
Provisions	0.1	0.2	0.1	0,2
Deferred Tax Liab.	6.3	10.1	5.5	8,8
Total Non-Current Liab.	**18.4**	**29.5**	**12.1**	**19,4**
Minority Interest	9.3	15.0	8.9	14,2
TOTAL EQUITY	**73.0**	**117.1**	**70.6**	**113,2**
TOTAL LIAB. AND S.HOLDER'S LIAB.	**192.9**	**309.3**	**150.2**	**240,7**

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

(No English translation available.)

Coca-Cola İçecek Anonim Şirketi

Condensed Consolidated Financial Statements As of September 30, 2006

Coca - Cola İçecek Anonim Şirketi

TABLE OF CONTENTS

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED INTERIM BALANCE SHEET
As at September 30, 2006
(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Notes	Unaudited September 30, 2006	Audited December 31, 2005
Current assets			
Cash and cash equivalents	3	138,849	44,136
Trade receivables, net	4	242,766	121,424
Investments in securities		5,418	4,415
Inventories, net	5	157,593	112,185
Prepayments and other current assets		62,627	13,080
Prepaid income taxes		4,602	20,737
Total current assets		611,855	315,977
Non-current assets			
Investment in associate		2,575	2,643
Property, plant and equipment	6	704,082	613,753
Intangible assets	7	328,431	286,562
Prepayments and other non-current assets		17,943	15,261
Total non-current assets		1,053,031	918,219
Total assets		1,664,886	1,234,196
Current liabilities			
Short-term borrowings	9	268,265	320,498
Current portion of long-term borrowings	9	5,947	10,807
Trade and other payables	8	253,533	107,693
Income tax payable		18,871	9,057
Provisions		2,840	3,017
Total current liabilities		549,456	451,072
Non-current liabilities			
Long-term borrowings	9	175,009	8,722
Deferred tax liability		5,123	23,903
Provisions		19,798	17,153
Total non-current liabilities		199,930	49,778
Equity			
Issued capital		250,752	250,752
Share premium		169,882	169,882
Treasury shares		-	(58,556)
Currency translation adjustment		38,259	-
Legal reserves and retained earnings		388,918	316,921
Minority interest		67,689	54,347
Total equity		915,500	733,346
Total liabilities and equity		1,664,886	1,234,196

The accompanying policies and explanatory notes on pages 5 through 20 form an integral part of the interim financial statements.

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED INTERIM INCOME STATEMENT
For the nine months period ended September 30, 2006
Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Unaudited September 30, 2006	Unaudited September 30, 2005
Sales	1,363,238	942,479
Cost of sales	(917,455)	(655,410)
Gross profit	445,783	287,069
Distribution, selling and marketing expenses	(218,168)	(158,285)
General and administration expenses	(48,590)	(26,128)
Other operating income (expense)	503	2,530
Income from operations	179,528	105,186
Financial (expenses) income, net	(65,984)	(9,282)
Other (expense) income, net	(5,155)	834
Net gain / (loss) on monetary position	-	4,990
Income before tax	108,389	101,728
Current income tax	(30,532)	(36,896)
Deferred income tax	22,263	7,854
Net income	100,120	72,686
Attributable to:		
Equity holders of the parent	95,940	72,686
Minority interest	4,180	-
	100,120	72,686
Weighted average number of shares with 1 YKr par value each	24,958,976,997	22,377,501,100
Earnings per share	0.0040	0.0032

The accompanying policies and explanatory notes on pages 5 through 20 form an integral part of the interim financial statements.

Coca-Cola İçecek Anonim Şirketi

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the nine months period ended September 30, 2006
Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Available to Equity Holders of the parent							
	Issued Capital	Share Premium	Treasury Shares	Currency Translation Adjustment	Legal Reserves and Retained Earnings	Total	Minority Interest	Total
At December 31, 2004	224,889	-	-	-	317,812	542,701	-	542,701
Transfer from accumulated profits	127	-	-	-	(127)	-	-	-
Purchase of treasury shares			(58,556)	-	-	(58,556)	-	(58,556)
Dividends paid	-	-	-	-	(79,644)	(79,644)	-	(79,644)
Net profit for the period	-	-	-	-	72,686	72,686	-	72,686
At September 30, 2005	225,016	-	(58,556)	-	310,727	477,187	-	477,187
Issue of share capital	25,736	169,882				195,618		195,618
Transfer from accumulated profits	127	-	-	-	(127)	-	-	-
Purchase of treasury shares			(58,556)	-	-	(58,556)	-	(58,556)
Dividends paid	-	-	-	-	(79,644)	(79,644)	-	(79,644)
Minority portion of net fair value of subsidiary acquired	-	-	-	-	-	-	53,579	53,579
Net profit for the period	-	-	-	-	78,880	78,880	768	79,648
At December 31, 2005	250,752	169,882	(58,556)	-	316,921	678,999	54,347	733,346
Dividends paid	-	-	-	-	(47,501)	(47,501)	-	(47,501)
Currency translation adjustment	-	-	-	38,259	-	38,259	9,162	47,421
Treasury Shares	-	-	58,556	-	-	58,556	-	58,556
Income from sale of Company shares held by a subsidiary	-	-	-		23,558	23,558	-	23,558
Net profit for the period	-	-	-	-	95,940	95,940	4,180	100,120
At September 30, 2006	250,752	169,882	-	38,259	388,918	847,811	67,689	915,500

The accompanying policies and explanatory notes on pages 5 through 20 form an integral part of the interim financial statements.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
For the nine months period ended September 30, 2006
(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

	September 30, 2006	September 30, 2005
Cash flows from operating activities		
Net profit before income tax, net gain on monetary position and minority interest	108,389	96,738
Adjustments to reconcile net profit to net cash provided by operating activities		
(Gain) / loss on disposal of property, plant and equipment	(3,609)	(4,459)
Impairment loss on property, plant and equipment	3,106	1.929
Negative goodwill	(882)	-
Depreciation and amortization (including amortization of goodwill and other intangible assets)	65,076	53,535
Provision for employee termination benefits, management bonus, vacation payments	7,680	6,059
Provision for inventories, net	301	(263)
Provision for doubtful receivables	2,304	578
Equity loss	356	-
Interest expense	23,372	9,261
Unrealized foreign exchange (income) / loss	28,634	(443)
Gain from forward transactions	(1,934)	-
Operating income before working capital changes	232,793	162,935
(Increase) / decrease in trade receivables	(164,932)	(107,920)
(Increase) / decrease in inventories	(45,823)	1,499
(Increase) decrease in other current assets	(7,851)	6,125
Increase / (decrease) in trade and other payables	152,880	44,486
Interest paid	(10,360)	(7,318)
Taxes paid	(18,140)	(24,075)
(Increase) / decrease in other non-current assets	(2,682)	1,019
Employee termination benefits, vacation pay, management bonus payments	(5,213)	(4,057)
Net cash generated from operating activities	130,672	72,694
Cash flows from investing activities		
Purchase of property, plant and equipment and intangibles	(143,131)	(64,767)
Proceeds from disposal of property, plant and equipment	10,127	6,277
Subsidiaries acquired, net of cash	(10,940)	-
Net proceeds from disposal of investments in securities	(1,003)	(2,957)
Time deposit maturity over three months	(5,988)	-
Net cash used in investing activities	(150,935)	(61,447)
Cash flows from financing activities		
Proceeds from short term bank borrowings	310,837	3,444,776
Repayments of short term bank borrowings	(248,659)	(3,351,015)
Dividends paid	(47,501)	(79,644)
Treasury shares	-	(58,556)
Sale of treasury shares held by a subsidiary	88,191	-
Net cash generated from / (used in) financing activities	102,868	(44,439)
Monetary gain on cash transactions	-	399
Currency translation adjustment	6,120	-
Net increase / (decrease) in cash and cash equivalents	88,725	(32,793)
Cash and cash equivalents at beginning of year	44,136	45,764
Cash and cash equivalents, period end	132,861	12,971

The accompanying policies and explanatory notes on pages 5 through 20 form an integral part of the interim financial statements.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION

General

Coca-Cola İçecek Anonim Şirketi ("CCI" - "Company"), with its consolidated subsidiary, Coca-Cola Satış ve Dağıtım Anonim Şirketi ("CCSD"), is one of the leading bottlers and distributors of carbonated soft drinks and non-carbonated beverages in Turkey. The Company has one business, being the production, sales and distribution of alcohol-free ready-to-drink beverages, and operates exclusively in Turkey. Through The Coca-Cola Company's ("TCCC"), shareholder of the Company, standard international bottler's and distribution agreements, the Company has the right to prepare and package, exclusively distribute and sell (subject to certain exceptions) specified TCCC beverages in authorized containers bearing TCCC's trademarks, including Coca-Cola, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn, Turkuaz and Doğazen throughout Turkey. The Bottler's and Distribution Agreements between the Company, TCCC and The Coca-Cola Export Corporation ("TCCEC") are renewed in 2006 and extended until June 30, 2016. In addition, under Bottler's and Distribution Agreements signed between Schweppes Holdings Limited and the Company that are valid until June 30, 2016, the Company has the exclusive right in Turkey, to prepare and distribute for sale beverages under the Schweppes trademark. Under Bottler's and Distribution Agreements signed between Beverage Partners Worldwide (Europe) A.G. and the Company, expiring on June 30, 2009, the Company has the exclusive rights in Turkey, to prepare, package and distribute for sale, beverages bearing Nestea and Nescafe Xpress trademarks. The registered office address of CCI is Esentepe Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul.

CCI's another subsidiary, Efes Sınai Yatırım Holding A.Ş.'s ("Efes Sınai") operations consist of production, bottling, distribution and selling of specified TCCC beverages in authorized containers bearing TCCC's trademarks and distribution of Efes products in Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan.

Mahmudiye Kaynak Suyu Limited Şirketi ("Mahmudiye"), the subsidiary of CCI acquired on March 16, 2006, is a bottler and seller of natural source water under the trademark of "Doğazen".

The Group consists of the Company and its subsidiaries.

Subsidiaries and the Joint Venture

The subsidiaries of the Company included in the consolidated financial statements and its effective participation percentages as of September 30, 2006 and December 31, 2005 respectively are as follows:

			Effective Shareholding and Voting Rights %	
	Place of Incorporation	Principal Activities	September 30, 2006	December 31, 2005
CCSD	Turkey	Distribution and sale of CCI products in Turkey	99.96%	99.96%
Mahmudiye	Turkey	Filling, distribution and sale of natural source water	99.99%	-
Efes Sinai	Turkey	Holding company that manages the beverage operations of the Group in international markets	87.63%	87.63%

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. CORPORATE INFORMATION

Subsidiaries and the Joint Venture (continued)

The list of CCI's indirect subsidiaries and the joint venture included in the consolidated financial statements through Efes Sınai and its effective participation percentages as of September 30, 2006 and December 31, 2005 are as follows:

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
			September 30, 2006	December 31, 2005
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	76.67%	76.71%
Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	78.78%	78.78%
Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	78.87%	78.87%
Efes Invest Holland BV ("Efes Invest Holland")	Holland	Holding company	87.63%	87.63%
Tonus Closed Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	80.74%	81.45%
The Coca-Cola Bottling Company of Jordan Ltd. ("CCBCJ")	Jordan	Production, bottling, distribution and selling of Coca-Cola products	78.87%	78.87%
Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located in Tuzla Free Zone	86.75%	86.75%

CCI purchased the 51.87% of Efes Sınai's shares owned by Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi ("Anadolu Efes") for a cash consideration of YTL 196,045 on November 14, 2005. Following this acquisition, CCI made an announcement for a mandatory call for the publicly traded shares representing 48.13% of Efes Sınai's shares with the permission of the Capital Markets Board. Through the mandatory call, CCI purchased an additional 35.76% of the shares of Efes Sınai for a cash consideration of YTL 135,185. As a result of these transactions, CCI has become the ultimate parent of Efes Sınai by purchasing a total of 87.63% of Efes Sınai's shares for a total cash consideration of YTL 330,796. Efes Sınai was formed on December 13, 1993 and its shares are currently being traded in London and Istanbul Stock Exchange.

The subsidiary of CCI, Mahmudiye, began its operations on June 16, 2004. In March 16, 2006, Group acquired 99.99% of the shares of Mahmudiye for a price of YTL 10,940.

Joint Venture

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
			September 30, 2006	December 31, 2005
The Coca-Cola Bottling of Iraq FZCO ("CCBI")	Dubai	Holding Company	43.82%	43.82%

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Group's interim condensed consolidated financial statements as of September 30, 2006, have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The Group did not substantially change its accounting policies, principles in representation of financial statements and accounting estimates, which were used in preparation of its interim consolidated financial statements in accordance with IFRS as of September 30, 2006, compared to ones used for the year ended December 31, 2005.

In the preparation of interim consolidated financial statements, the same accounting policies and methods of computation are followed, as compared with the most recent annual financial statements, except for the adoption of non-applying IAS 29 ("Financial Reporting in Hyperinflationary Economies") as explained in detail below.

Functional and Reporting Currency for the Company

The functional and reporting currency of the Company is YTL.

The restatement for the changes in the general purchasing power of YTL as of December 31, 2005 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous period/year be restated in the same terms. Determining whether an economy is hyperinflationary in accordance with IAS 29 requires judgment as the standard does not establish an absolute rate, instead it considers the following characteristics of the economic environment of a country to be strong indicators of the existence of hyperinflation : (a) the general population prefers to keep its wealth in non monetary assets or in a relatively stable currency; amounts of local currency held are immediately invested to maintain purchasing power, (b) the general population regards monetary amounts not in terms of local currency but in terms of a relatively stable currency; prices may be quoted in that currency, (c) sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short, (d) interest rates, wages and prices are linked to a price index and (e) the cumulative inflation rate over three years is approaching, or exceeds 100%. Based on the current trends and developments and since the positive trends are confirmed as "other than temporary", Turkey came of hyperinflationary status effective from January 1, 2006. Therefore, application of the inflation accounting has been ceased effective from January 1, 2006.

Index and conversion factors for the three years period ended December 31, 2005 and for the nine months period ended September 30, 2005 as they are applied for IAS 29 restatement until December 31, 2005 (based on the Turkish Countrywide Wholesale Price Index - WPI - published by the State Institute of Statistics) are provided below:

Dates	Index	Conversion Factors
December 31, 2005	8,785.7	1,0000
September 30, 2005	8,950.2	0,9816
December 31, 2004	8,403.8	1,0454
December 31, 2003	7,382.1	1,1901

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional and Reporting Currency (continued)

The main guidelines for the above mentioned restatement are as follows:

- all items of income statement for the period ended September 30, 2005, which were previously reported in terms of the measuring unit current at the end of that period are restated in their entirety to the measuring unit current at December 31, 2005.

- the inflation adjusted share capital was derived by indexing cash contributions from the date that they were contributed through December 31, 2005.

- non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of equity are restated by applying the relevant conversion factors through December 31, 2005.

- all items in the income statement for the period ended September 30, 2006 are presented with their historical values with the exception of depreciation, amortization, gain or loss an disposal of non-monetary assets which have been calculated based on the restated gross book values and accumulated depreciation/amortization until December 31, 2005.

- the amount of non-monetary assets, liabilities and components of equity expressed in the measuring unit current at the end of December 31, 2005 are treated as the basis for the carrying amounts of these items in the financial statements as of September 30, 2006 without further restatement in 2006.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Company could realize or settle the same values of assets and liabilities as indicated in the balance sheet. Similarly, it does not necessarily mean that the Company could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of CCI and its subsidiaries prepared as of September 30, 2006 and December 31, 2005. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements cover CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for similar transactions and other events in similar circumstances.

In the consolidated financial statements, 0.04% of minority interest shares of CCSD and 0.01% of minority interest shares of Mahmudiye, both of which are subsidiaries of the Group by a 99.99% shareholding percentage, were not accounted under minority interest due to immateriality.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Consolidation (continued)

The Group's investments in associates are accounted for under the equity method of accounting. The investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

Business Combination

The acquisitions of subsidiaries are accounted for using the purchase method of accounting. The subsidiaries acquired or sold during the year were included in the consolidated financial statements from the date of acquisition or until the date of disposal. As mentioned in detail in Note 1, for the consolidation of Mahmudiye, which was acquired in March 2006, fair value financial statements were prepared for the related subsidiary and the YTL 882 difference between the net asset value derived from these financial statements and the acquisition amount was recorded as negative goodwill in the consolidated income statement under *"Other Income From Operations"* in the scope of International Financial Reporting Standards ("IFRS") 3 *Business Combinations*. For this purpose, fair values of tangible assets in Mahmudiye financial statements as well as fair values for the intangible assets representing the sources of natural water were determined. Therefore, according to IFRS, the Group recorded intangible assets representing the sources of natural water amounting to YTL 9,991 in the consolidated balance sheet. There are 6 such sources of natural water, one of which is located within the land owned by CCI and not subject to license. The useful life for this source of natural water was determined as 40 years over which amortization was calculated and booked in the consolidated financial statements. Since the water of other 5 sources are taken from forest land, they were rented from General Directorate of State Hydraulic Works for 10 years and were amortized over their useful lives, which were determined as the time remaining to the expiration of their licenses. The consolidated income statement reflects the results of Mahmudiye, only for the period between March 17, 2006 and September 30, 2006, since the acquisition was realized on March 16, 2006. Net income of Mahmudiye for this period was YTL 130.

The fair values of net assets of Mahmudiye as of acquisition date, the 99.99% of which was acquired by the Group in March 2006 are as follows:

	Fair Value	Carrying Value
Trade receivables	60	60
Other current assets	236	236
Tangible assets	6,050	2,969
Intangible assets	9,992	1
Financial liabilities	(589)	(589)
Trade payables	(99)	(99)
Other liabilities	(1,225)	(1,225)
Deferred tax liability	(2,603)	-
Fair value of net assets	**11,822**	**1,353**
Shareholding percentage acquired	%99.99	
Fair value of net assets acquired by the Group	**11,822**	
Total cash consideration	10,940	
Positive goodwill	**882**	
Total cash consideration	10,940	
Net cash acquired with the subsidiary	-	
Net cash consideration	**10,940**	

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combination (continued)

The acquisition of Efes Sınai on November 14, 2005 was accounted for using the purchase method of accounting in accordance with IFRS 3. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and liabilities and contingent liabilities assumed at the date of the acquisition. The positive difference amounting to YTL 36,494 between the net asset value of Efes Sınai according to fair value accounting and the acquisition price is recorded as goodwill in the consolidated financial statements. Intangible assets amounting to YTL 243,268 which have been recognized in the acquisition of Efes Sınai during the consolidation represent the Bottlers Agreements and Distribution Agreements signed between subsidiaries of Efes Sınai and TCCC. The Company considers that based on the relevant facts there is no foreseeable limit to the period over which such assets are expected to generate cash inflows for the Group and that the agreements will be renewed with no significant cost. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized but will be tested for impairment annually. Since the functional and reporting currency of Efes Sınai is USD, above mentioned goodwill and intangible assets were revalued by the period-end exchange rate and reflected in the consolidated financial statements as of September 30, 2006 as YTL 40,720 and YTL 271,433 respectively. In this scope, YTL 32,391 generated due to revaluation was accounted in currency translation adjustment balance under shareholders' equity. Since CCI purchased 87.63% of the Efes Sınai's shares in November 14, 2005, the consolidated 2005 income statement of CCI for the financial year 2005 reflects the operating results of Efes Sınai between November 15, 2005 and December 31, 2005. Net Income of Efes Sınai for this period is 7,241 YTL.

The fair values of net assets of Efes Sınai, 87.63% of the shares of which was acquired by the Company in the last quarter of 2005, determined using the exchange rate for purchases prevailing at the date of acquisition (November 2005) are as follows:

	Fair Value	Carrying Value
Cash and cash equivalents	18,984	18,984
Investment in securities	450	450
Trade receivables – net	4,441	4,441
Due from related parties	2,995	2,995
Inventories – net	12,198	12,198
Other current assets	6,259	6,259
Investment in associate	2,749	2,749
Property, plant and equipment – net	106,921	112,516
Intangibles	245,610	1,075
Goodwill	2,057	2,057
Other non-current assets	295	295
Deferred tax asset / (liabilities)	3,892	(5,489)
Borrowings	(37,581)	(37,581)
Trade payables – net	(12,781)	(12,781)
Due to related parties	(4,716)	(4,716)
Other accruals and liabilities	(5,771)	(5,771)
Minority interest	(10,156)	(10,156)
Fair value of identifiable net assets	335,846	87,525
Shareholding percentage acquired	87.63%	
Fair value of identifiable net assets acquired by the Group	294,302	
Total cash consideration	330,796	
Fair value of identifiable net assets acquired by the Group	(294,302)	
Goodwill	36,494	
Total cash consideration	330,796	
Net cash acquired with the subsidiary	(18,984)	
Net cash consideration	311,812	

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combination (continued)

On November 18, 2005, a "Share Purchase Agreement" was signed between Efes Invest Holland, a subsidiary of Efes Sınai, and Atlantic Industries, Inc., an indirect subsidiary of TCCC, regarding the sale of 90% of the shares of CCBCJ, which is 100% owned by Atlantic Industries and exclusively conducts the Coca-Cola bottling operations in Jordan, for an amount of YTL 8,534 to Efes Invest Holland. Since this acquisition occurred on November 29, 2005, the consolidated income statement of CCI for the financial year 2005 does not reflect the acquisition of CCBCJ, but the consolidated balance sheet as of December 31, 2005 reflects the acquisition of CCBCJ.

Coca-Cola Kuban Bottlers A.O. ("Kuban") which was 100% owned by the Group and carried at cost with a full provision for the carrying value as of December 31, 2005 was liquidated on April 25, 2006 with a legal resolution.

In 2005, the Group and a local partner in Iraq established a company called "The Coca-Cola Bottling of Iraq FZCO" ("CCBI") in the form of 50% - 50% joint venture with a share capital of YTL 6,235.

Foreign Currency Translation

The consolidated financial statements are presented in YTL, which is the Company's functional and reporting currency. Each entity in the group determines its own functional currency and items included in the financial statements of each entity are translated into that functional currency.

Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Since the local and functional currency of Efes Sınai is determined as USD in the consolidated financial statements, USD amounts presented in the balance sheet as of September 30, 2006 are translated into YTL at the official YTL bid rate for U.S. Dollars announced by the Central Bank of the Republic of Turkey on September 30, 2006 of YTL 1.4971 = USD 1.00 (full) (December 31, 2005; 1.3418=USD 1.00). Furthermore, USD amounts in the income statement for the period ended September 30, 2006 have been translated into YTL, at the average YTL bid rate for USD for the nine months period of YTL 1.4232 = USD 1.00 (full) (January 1 - September 30, 2005; 1.3371=USD 1.00).

3. CASH AND CASH EQUIVALENTS

	September 30, 2006	December 31, 2005
Cash in banks		
-Time	107,363	32,942
-Demand	22,420	8,789
Cheques	4,117	1,685
Cash on hand	4,949	720
	138,849	44,136
Less: Time deposit having maturity over three months	(5.988)	-
Total	132,861	44,136

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. CASH AND CASH EQUIVALENTS (continued)

As of September 30, 2006, time deposits in foreign currencies equivalent to YTL 12,929 (December 31, 2005- YTL 6,145) existed for periods varying between two weeks to five months (December 31, 2005- three days to three weeks) and earned interest between 5.75% and 8% (December 31, 2005- 2.00%-4.5%). As of September 30, 2006, time deposits in local currency amounting to YTL 94,434 (December 31, 2005- YTL 26,797), were made for two days (December 31, 2005- three days) and earned interest between 17.5% and 18.35% (December 31, 2005– 14.50%). As of September 30, 2006, time deposits in foreign currencies (having a maturity of five months) amounting to YTL 5,988 are kept as a reserve account which was held as collateral by a bank for a short-term loan.

4. TRADE RECEIVABLES

	September 30, 2006	December 31, 2005
Accounts receivable	238,429	119,303
Receivables from related parties (Note 11)	4,359	4,436
Notes receivable and post-dated checks	8,510	4,364
Other	107	395
Less: Allowance for doubtful receivables	(8,639)	(7,074)
Total	242,766	121,424

5. INVENTORIES

	September 30, 2006	December 31, 2005
Finished goods	42,534	35,025
Raw materials	65,123	50,162
Spare parts	10,682	9,799
Packaging materials	10,893	6,333
Advertising and sales promotion materials	7,587	8,200
Goods in transit	22,508	4,099
Less: reserve for obsolescence (-)	(1,734)	(1,433)
Total	157,593	112,185

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
At December 31, 2004, net of accumulated depreciation and impairment	175,841	199,601	5,833	6,775	81,216	973	5,474	5,371	481,084
Additions	12,831	15,488	5,212	458	38,205	47	31,476	-	103,717
Disposals, net	(36)	-	(1,223)	(605)	(1,174)	-	-	-	(3,038)
Transfers	6,125	24,693	1,110	-	3,871	-	(34,950)	(849)	-
Additions through acquisition of subsidiary	39,028	50,705	5,001	168	12,083	-	(23)	-	106,962
Provision for impairment	-	(2,668)	-	-	(443)	-	-	-	(3,111)
Depreciation charge for the current year	(5,793)	(36,253)	(1,484)	(1,922)	(26,305)	(104)	-	-	(71,861)
At December 31, 2005, net of accumulated depreciation and impairment	227,996	251,566	14,449	4,874	107,453	916	1,977	4,522	613,753
Additions	4,188	23,938	8,473	782	40,809	-	57,935	6,944	143,069
Disposals, net	(105)	(1,117)	(463)	(432)	(4,401)	-	-	-	(6,518)
Transfers	1,451	13,156	-	30	4,561	-	(14,676)	(4,522)	-
Additions through acquisition of subsidiary	3,729	879	36	33	-	-	1,373	-	6,050
Provision for impairment	-	(3,106)	-	-	-	-	-	-	(3,106)
Currency translation adjustment	6,583	5,620	616	121	1,895	-	-	-	14,835
Depreciation charge for the current year	(5,079)	(29,142)	(2,421)	(1,296)	(25,985)	(78)	-	-	(64,001)
At September 30, 2006, net of accumulated depreciation and impairment	238,763	261,794	20,690	4,112	124,332	838	46,609	6,944	704,082

Coca-Cola İçecek Anonim Şirketi

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2006
(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
At December 31, 2004, net book value	175,841	199,601	5,833	6,775	81,216	973	5,474	5,371	481,084
December 31, 2005									
Cost	245,329	776,597	37,309	25,436	314,172	1,626	2,000	4,522	1,406,991
Accumulated Depreciation	(48,238)	(535,984)	(27,861)	(20,730)	(211,784)	(710)		-	(845,307)
Additions through acquisition of subsidiary	39,028	50,705	5,001	168	12,083	-	(23)	-	106,962
Accumulated Impairment	(8,123)	(39,752)	-	-	(7,018)	-	-	-	(54,893)
At December 31, 2005, net book value	227,996	251,566	14,449	4,874	107,453	916	1,977	4,522	613,753
September 30, 2006									
Cost	**288,328**	**824,473**	**45,846**	**20,936**	**348,717**	**1,626**	**45,236**	**6,944**	**1,582,106**
Accumulated Depreciation	**(51,754)**	**(526,320)**	**(25,808)**	**(16,978)**	**(219,262)**	**(788)**	**-**	**-**	**(840,910)**
Additions through acquisition of subsidiary	**3,729**	**879**	**36**	**33**	**-**	**-**	**1,373**	**-**	**6,050**
Accumulated Impairment	**(8,123)**	**(42,858)**	**-**	**-**	**(7,018)**	**-**	**-**	**-**	**(57,999)**
Currency translation adjustment	**6,583**	**5,620**	**616**	**121**	**1,895**	**-**	**-**	**-**	**14,835**
At September 30, 2006, net book value	**238,763**	**261,794**	**20,690**	**4,112**	**124,332**	**838**	**46,609**	**6,944**	**704,082**

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

7. INTANGIBLE ASSETS

	January 1, 2005	Additions	Additions through acquisition of subsidiary	December 31, 2005	Additions	Additions through acquisition of subsidiary	Currency translation adjustment	September 30, 2006
Cost								
Goodwill	12,563	36,494	-	49,057	-	-	4,226	53,283
Rights and Agreements	4,759	628	248,110	253,497	62	9,992	28,664	292,215
Less: Accumulated amortization								
Goodwill	(12,563)	-	-	(12,563)	-	-		(12,563)
Rights and Agreements	(2,264)	(809)	(356)	(3,429)	(1,075)	-		(4,504)
Net carrying amount	2,495	36,313	247,754	286,562	(1,013)	9,992	32,890	328,431

8. TRADE AND OTHER PAYABLES

	September 30, 2006	December 31, 2005
Trade payables - third parties	110,464	45,855
- related parties and shareholders (Note 11)	30,950	32,739
Taxes other than on income	72,836	16,022
Deposits payable for bottles and cases	20,638	10,150
Due to personnel	6,408	1,458
Accrued expenses and liabilities	9,686	1,348
Payable due to share purchase agreement of Mahmudiye	2,186	-
Other payables	365	121
Total	253,533	107,693

9. BORROWINGS

	September 30, 2006	December 31, 2005
Short-term borrowings	268,265	320,498
Current portion of long-term debt	5,881	9,576
Current portion of obligations under finance leases	66	1,231
Total borrowings falling due within one year	274,212	331,305
Borrowings falling due after one year	174,607	8,722
Obligations under finance leases falling due in more than one year	402	-
Total borrowings falling due after one year	175,009	8,722
Total borrowings	449,221	340,027

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

9. **BORROWINGS (continued)**

Short and long-term borrowings denominated in YTL and foreign currencies as of September 30, 2006 and December 31, 2005 are as follows:

	September 30, 2006		December 31, 2005	
	Short-term	**Long-term**	Short-term	Long-term
U.S. Dollar	**211,545**	**95,359**	196,688	8,722
Euro	**10,451**	**79,650**	82,398	-
YTL	**50,447**	**-**	45,484	-
Kazakh Tenge	**1,769**	**-**	-	-
Jordanian Dinar	**-**	**-**	6,735	-
Total	**274,212**	**175,009**	331,305	8,722

The effective interest rates at the balance sheet date are as follows:

	September 30, 2006	December 31, 2005
Short-term		
U.S. Dollar denominated borrowings	**Libor+(0.45%)- 8%**	Libor+(0.45%)- 8%
EUR denominated borrowings	**5.1%**	Euribor+(0.85%)- 5.67%
YTL denominated borrowings	**14.8%**	14.8%
Jordanian Dinar denominated borrowings	**-**	7%- 8%
Kazakh Tenge denominated borrowings	**8%**	-
Long-term		
USD denominated borrowings	**Libor+(0.55%)- 10.61%**	4%-10.61%
EUR denominated borrowings	**Euribor+(0.55%)**	-

Related with the borrowing obtained from a foreign consortium in year 1999 equivalent to USD 34,000,000, which matures in, the loan agreements include certain restrictive covenants such as threshold levels for the amount of shareholders' equity and compliance with certain financial ratios as of year ends and some as of quarter ends. As at September 30, 2006 and December 31, 2005, CCI was in compliance with these covenants.

According to the loan agreements signed for the loans that the Company borrowed from Rabobank, Fortisbank, SG and Calyon Bank and that have varying maturities, at least 51% of the share capital of the Company has to be directly or indirectly jointly held by Anadolu Efes and TCCEC.

As of September 30, 2006, the Company signed interest swap agreements having different conditions with various financial institutions for the amounts of USD 50,000 and EUR 41,250 (December 31, 2005– None), in order to hedge interest rate risk arising from the volatility in LIBOR and EURIBOR.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

10. COMMITMENTS AND CONTINGENCIES

Litigations against the Group

The Group is involved, on an ongoing basis, in litigation arising from its ordinary course of business which amounts to YTL 1,432 (December 31, 2005- YTL 985) as of September 30, 2006. As of September 30, 2006, the results of these cases are not certain yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operations, financial condition or liquidity.

CCI, CCSD and Mahmudiye

Provisions and Contingent Liabilities

As of September 30, 2006 the aggregate amount of letters of guarantee given is YTL 4,762 (December 31, 2005- YTL 4,492).

The Company has not undergone a tax inspection for any type of tax for any open years. In addition, any additional tax relating to open years cannot be estimated with any degree of certainty. Management does not anticipate that any additional liabilities may arise.

Operating Leases

The Company has signed various operating lease agreements for motor vehicles.

YTL 89 of rent expense was reflected for the nine months period ended September 30, 2006 (September 30, 2005- YTL 139) in the consolidated income statement due to the non-cancellable operating lease agreements for motor vehicles.

As of September 30, 2006 and December 31, 2005, future minimum lease payments under non-cancelable operating lease agreements are as follows:

	September 30, 2006	December 31, 2005
Next 1 year	46	135

Efes Sinai and its Subsidiaries

Pledges

As of September 30, 2006, related with the credit line obtained from a local bank, there is a pledge agreement on Almaty CC's inventories amounting to YTL 2,695 (December 31, 2005- YTL 2,415).

As of September 30, 2006, certain items of property, plant and equipment of Azerbaijan CC amounting to YTL 1,030 were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A. (related party) (December 31, 2005- YTL 1,594).

Mortgage

As of September 30, 2006, there is a mortgage on the buildings and land amounted to YTL 3,689 for the loan obtained from Arab Bank by CCBCJ (December 31, 2005- YTL 3,306).

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

10. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Guarantee Letters

As of September 30, 2006, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 838 (December 31, 2005- YTL 46).

Tax Matters Related to the Subsidiary in the Republic of Kazakhstan

In accordance with local tax regulation, Kazakhstan CC is subject to corporate income tax of 30% on taxable profit. The taxation system in Kazakhstan is evolving as the government transforms itself from a command to a market oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, National Bank officials, and the Ministry of Finance. Instances of inconsistent opinions between local, regional and national tax authorities and between the National Bank and the Ministry of Finance are usual.

Tax Matters Related to the Subsidiary in the Republic of Kyrgyzstan

In accordance with local tax regulation, companies are subject to a 10% income tax rate starting from 2006 in Kyrgyzstan (December 31, 2005 – 20%). However, by the resolution of the central Government dated May 10, 2006, Bishkek CC is included in the list of natural and allowed monopolies that shall pay corporate income tax at a rate of 20% for 2006.

Tax Matters Related to the Subsidiary in Azerbaijan

In accordance with local tax regulation, Azerbaijan CC is subject to a 22% income tax rate. Companies are required to file profit tax declarations on an annual basis (December 31, 2005 – 24%).

Tax Matters Related to the Subsidiary in Jordan

CCBCJ is subject to corporate income tax of 15% on taxable profit as determined under the laws of Jordan. As of September 30, 2006, the accumulated losses of CCBCJ are amounting to YTL 62,582 (December 31, 2005- YTL 48,313).

Tax Provisions

The Group believes that it has paid or accrued all taxes that are applicable. Where practice concerning the provision of taxes was unclear, the Group has accrued tax liabilities based on management's best estimate. The Group's policy is to accrue for contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable.

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

11. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheets and the most significant transactions with related parties are as follows:

	September 30, 2006			
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Anadolu Endüstri Holding A.Ş.	68	827	-	919
Beverage Partners Worldwide	-	2,326	-	-
The Coca-Cola Company	33,118	290,945	3,957	27,164
Özgörkey Group	-	15,464	-	1,775
Turkmenistan CC	-	-	258	-
Efes Breweries International B.V.	1,090	13,707	-	976
Efes Karaganda Brewery J.S.C.	-	-	3	-
Other	-	158	141	116
Total	34,276	323,427	4,359	30,950

	September 30, 2005		December 31, 2005	
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Anadolu Endüstri Holding A.Ş.	-	9	886	1
Beverage Partners Worldwide	-	2,076	1,529	-
Coca-Cola Georgia	-	-	59	-
Etap Grubu	32	12,618	-	1,015
The Coca-Cola Company	25,772	213,062	914	30,618
Beverage J.S.C.	-	-	682	-
Turkmenistan CC	-	-	231	-
Efes Breweries International B.V.	-	-	135	-
Efes Karaganda Brewery J.S.C.	-	-	-	955
Other	-	-	-	150
Total	25,804	227,765	4,436	32,739

As of September 30, 2006 and 2005 purchases from related parties and significant portion of other charges consist of fixed asset purchases, raw material purchases and toll production.

As of September 30, 2006 and 2005 sales to related parties and other charges consist of sale of finished goods, scrap sales and rent income.

As of September 30, 2006, top level managers such as the executive members of the Board of Directors, Chief Operating Officers and country managers received remuneration totaling to YTL 5,399 (September 30, 2005 – YTL 2,642).

(Currency – Thousands of New Turkish Lira unless otherwise indicated (YTL))

12. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENT

a. As of September 30, 2006 the share capital of CCBCJ, subsidiary of Efes Sınai, was increased by USD 15,000,000, to USD 68,000,000.

b. Turkmenistan CC has an accumulated deficit amounting to USD 12,457,526 as of September 30, 2006, (including the current period loss.of USD 751,472) and its current liabilities exceed its current assets as of the same date.

c. As of September 30, 2006, the Company signed forward transaction agreements having different maturities with various financial institutions for the amount of USD 70,000 (December 31, 2005– None), in order to hedge against foreign exchange rate volatility.

13. COMMENTS ON INTERIM FINANCIAL REPORTING

General Comments

An interim financial report may contain either, a complete set of financial statements (as described in IAS 1 – *Presentation Of Financial Statements)* or a condensed set of financial statements (as described in IAS 34).

These interim condensed consolidated financial statements assume that the Group only publishes third-quarter interim financial statements for year 2006, in accordance with IAS 34 (*Interim Financial Reporting*).

These interim condensed consolidated financial statements include disclosures which are not specifically required by IAS 34 (such as the Pension plans, Financial instruments, Share based payment, Cash and cash equivalents and Income tax notes). These disclosures have been included as it was felt to be material and important for an understanding of the Group's financial position and performance during the interim period.

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Financial Statements As of September 30, 2006 and Notes to Consolidated Interim Financial Statements

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish)

Coca - Cola İçecek Anonim Şirketi

TABLE OF CONTENTS

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Balance Sheet
As at September 30, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

ASSETS	Notes	Unaudited September 30, 2006	Audited December 31, 2005
Current Assets		611.732	316.609
Cash and Cash Equivalents	4	138.849	44.136
Investments in Securities (net)	5	5.418	4.415
Trade Receivables (net)	7	238.407	116.988
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	4.619	4.436
Other Receivables (net)	10	50.681	9.595
Biological Assets (net)	11	-	-
Inventories (net)	12	157.497	112.835
Receivables from Continuing Construction Contracts (net)	13	-	-
Deferred Tax Asset	14	-	-
Other Current Assets	15	16.261	24.204
Non-current Assets		1.036.378	899.285
Trade Receivables (net)	7	-	-
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	-	-
Other Receivables (net)	10	-	-
Investments (net)	16	2.575	2.643
Positive/Negative Goodwill (net)	17	41.203	36.928
Investment Property (net)	18	-	-
Property, Plant and Equipment (net)	19	687.149	594.730
Intangible Assets (net)	20	287.642	249.983
Deferred Tax Asset	14	-	-
Other Non Current Assets	15	17.809	15.001
Total Assets		1.648.110	1.215.894

The explanatory notes on pages 5 through 45 form an integral part of the consolidated interim financial statements.

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Balance Sheet
As at September 30, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

LIABILITIES	Notes	Unaudited September 30, 2006	Audited December 31, 2005
Current Liabilities		549.464	451.073
Short-term Borrowings (net)	6	268.265	320.498
Current Portion of Long-Term Borrowings (net)	6	5.881	9.576
Finance Lease Payables (net)	8	66	1.231
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	110.462	45.855
Due to Related Parties (net)	9	37.358	34.197
Advances Taken	21	775	-
Payable from Continuing Construction Contracts (net)	13	-	-
Provisions	23	21.711	12.074
Deferred Tax Liability	14	-	-
Other Liabilities (net)	10	104.946	27.642
Non-current Liabilities		195.142	44.226
Long-term Borrowings (net)	6	174.607	8.722
Finance Lease Payables (net)	8	402	-
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	-	-
Due to Related Parties (net)	9	-	-
Advances Taken	21	-	-
Provisions	23	19.798	17.153
Deferred Tax Liability	14	335	18.351
Other Liabilities (net)	10	-	-
MINORITY INTEREST	24	67.695	54.347
EQUITY		835.809	666.248
Share Capital	25	249.589	249.589
Share Capital Subsidiaries Elimination	25	-	(57.821)
Capital Reserves		161.698	161.698
Share Premium	25	170.257	170.257
Income on common stock disposals		-	-
Revaluation fund		-	-
Financial assets value increment fund		-	-
Equity inflation adjustment differences	26-27-28	(8.559)	(8.559)
Profit Reserves	26-27-28	100.944	51.741
Legal Reserves		63.844	46.930
Statutory Reserves		-	-
Extraordinary Reserves		37.100	4.811
Special Reserves		-	-
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Share Capital		-	-
Currency Translation Adjustment	2	38.289	-
Net Income / (Loss)		96.656	87.282
Accumulated Profits	26-27-28	188.633	173.759
Total Liabilities and Equity		1.648.110	1.215.894

The explanatory notes on pages 5 through 45 form an integral part of the consolidated interim financial statements.

(Convenience Translation of Financial Statements and Footnotes Originally Issued In Turkish)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Income Statement
For the nine-months period ended September 30, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Notes	Unaudited January 1- September 30, 2006	Unaudited July 1- September 30, 2006	Audited January 1- September 30, 2005	Reviewed July 1- September 30, 2005
Operating Income					
Net Sales	36	1.363.238	593.412	936.696	396.494
Cost of Sales (-)	36	(917.398)	(396.428)	(646.440)	(270.070)
Service Income (net)		-	-	-	-
Other Operating Income (net)		-	-	-	-
Gross Profit		445.840	196.984	290.256	126.424
Operating Expense (-)	37	(265.449)	(98.205)	(181.480)	(68.821)
Profit From Operations, net		180.391	98.779	108.776	57.603
Other Income from Operations	38	73.396	38.978	10.644	(930)
Other Expense from Operations (-)	38	(69.352)	(36.747)	(7.960)	(86)
Financial Expense (-)	39	(74.565)	19.665	(9.947)	(3.156)
Operating Profit		109.870	120.675	101.513	53.431
Net Monetary Gain		-	-	-	-
Minority Interest	24	(4.180)	(3.133)	-	-
Income Before Tax		105.690	117.542	101.513	53.431
Tax charge	40	(9.034)	(12.444)	(20.517)	(14.025)
Net Income		96.656	105.098	80.996	39.406
Earnings Per Share (full YTL)	41	0,0039	0,0042	0,0036	0,0018

The explanatory notes on pages 5 through 45 form an integral part of the consolidated interim financial statements.

Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Statement of Shareholders' Equity
For the nine-months period ended September 30, 2006
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Share Capital	Share Capital Inflation Adjustment Differences	Share Premium	Currency Translation Adjustment	Treasury Shares	Accumulated Profit and Current Period Net Income	Total
Balance at December 31, 2004	223.681	(8.559)	-	-	-	304.010	519.132
Share capital increase -Accumulated profit	120	-	-	-	-	(120)	-
Dividends paid	-	-	-	-	-	(78.390)	(78.390)
Purchase of treasury shares	-	-	-	-	(57.821)	-	(57.821)
Net income for the period	-	-	-	-	-	80.996	80.996
Balance at September 30, 2005	223.801	(8.559)	-	-	(57.821)	306.496	463.917
Balance at December 31, 2005	249.589	(8.559)	170.257	-	(57.821)	312.782	666.248
Dividends paid	-	-	-	-	-	(47.501)	(47.501)
Currency translation adjustment	-	-	-	38.289	-	-	38.289
Treasury Shares		-	-	-	57.821	-	57.821
Income from sale of Company shares held by a subsidiary	-	-	-	-	-	24.296	24.296
Net income for the period	-	-	-	-	-	96.656	96.656
Balance at September 30, 2006	249.589	(8.559)	170.257	38.289	-	386.233	835.809

The explanatory notes on pages 5 through 45 form an integral part of the consolidated interim financial statements.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES

General

Coca-Cola İçecek Anonim Şirketi ("CCI" - "Company"), with its consolidated subsidiary, Coca-Cola Satış ve Dağıtım Anonim Şirketi ("CCSD"), is one of the leading bottler and distributor of carbonated soft drinks and non-carbonated beverages in Turkey. The Company has one business, being the production, sales and distribution of alcohol-free ready-to-drink beverages, and operates exclusively in Turkey. Through The Coca-Cola Company's ("TCCC"), shareholder of the Company, standard international bottler's and distribution agreements, the Company has the right to prepare and package, exclusively distribute and sell, subject to certain exceptions, specified TCCC beverages in authorized containers bearing TCCC's trademarks, including Coca-Cola, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn, Turkuaz and Doğazen throughout Turkey. The Bottler's and Distribution Agreements between the Company, TCCC and The Coca-Cola Export Corporation ("TCCEC") are renewed in 2006 and extended until June 30, 2016. In addition, under Bottler's and Distribution Agreements signed between Schweppes Holdings Limited and the Company that are valid until June 30, 2016, the Company has the exclusive right in Turkey, to prepare and distribute for sale beverages under the Schweppes trademark. Under Bottler's and Distribution Agreements signed between Beverage Partners Worldwide (Europe) A.G. and the Company, expiring on June 30, 2009, the Company has the exclusive right in Turkey, to prepare, package and distribute for sale, beverages bearing Nestea and Nescafe Xpress trademark. The registered office address of CCI is Esentepe Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul.

CCI's another subsidiary, Efes Sınai Yatırım Holding A.Ş.'s ("Efes Sınai") operations consist of production, bottling, distribution and selling of specified TCCC beverages in authorized containers bearing TCCC's trademarks and distribution of Efes products in Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan.

Mahmudiye Kaynak Suyu Limited Şirketi ("Mahmudiye"), the subsidiary of CCI acquired on March 16, 2006, is a bottler and seller of natural source water under the trademark of "Doğazen".

The Group consists of the Company and its subsidiaries.

The consolidated financial statements of the Group are approved by the Finance Director as to be released on November 10, 2006. General Assembly has the right to make amendments on statutory financial statements after the issuance.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Shareholders of the Company

As at September 30, 2006 and December 31, 2005 the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	September 30, 2006		December 31, 2005	
	Nominal Amount	Percentage	Nominal Amount	Percentage
Anadolu Efes Biracılık ve Malt Sanayi A.Ş.	102.047	40,89%	102.047	40,89%
The Coca-Cola Export Corporation	51.114	20,48%	89.514	35,86%
Efes Pazarlama Dağıtım Ticaret A.Ş.	25.788	10,33%	25.788	10,33%
Özgörkey Holding A.Ş.	12.771	5,12%	19.695	7,89%
Coca-Cola Satış ve Dağıtım A.Ş.	-	-	12.534	5,01%
Other	11	0,00%	11	0,00%
Publicly Traded	57.858	23,18%	-	-
	249.589	100,00%	249.589	100,00%
Restatement Effect	(8.559)	-	(8.559)	-
	241.030		241.030	

The subsidiaries of the Company included in the consolidated financial statements and its effective participation percentages as of September 30, 2006 and December 31, 2005 respectively are as follows:

			Effective Shareholding and Voting Rights %	
	Place of Incorporation	Principal Activities	September 30, 2006	December 31, 2005
CCSD	Turkey	Distribution and sale of CCI products in Turkey	99,96%	99,96%
Mahmudiye	Turkey	Filling, distribution and sale of natural source water	99,99%	-
Efes Sinai	Turkey	Holding Company that manages the beverage operations of the Group in foreign countries	87,63%	87,63%

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

CCI purchased 51,87% of Efes Sınai's shares owned by Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (Anadolu Efes) for a cash consideration of YTL 196.045 on November 14, 2005. Following this acquisition, CCI made an announcement for a mandatory call for the publicly traded shares representing 48.13% of Efes Sınai's shares with the permission of the Capital Markets Board ("CMB"). Through the mandatory call, CCI purchased an additional 35,76% of the shares of Efes Sınai for a cash consideration of YTL 135.185. As a result of these transactions, CCI has become the ultimate parent of Efes Sınai by purchasing a total of 87,63% of Efes Sınai's shares for total consideration of YTL 331.230. Efes Sınai was formed on December 13, 1993 and its shares are currently being traded in İstanbul and London Stock Exchanges.

The subsidiary of CCI, Mahmudiye, began its operations on June 16, 2004. In March 16, 2006, CCI acquired 99,99% of the shares of Mahmudiye for an amount of YTL 10.940.

The list of CCI's indirect subsidiaries and joint venture included in the consolidated financial statements through Efes Sınai, which is 87,63% owned by CCI, and its effective participation percentages are as follows:

Subsidiaries

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % September 30, 2006	Effective Shareholding and Voting Rights % December 31, 2005
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	76,67%	76,71%
Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	78,78%	78,78%
Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	78,87%	78,87%
Efes Invest Holland BV ("Efes Invest Holland")	Holland	Holding company	87,63%	87,63%
Tonus Closed Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	80,74%	81,45%
The Coca-Cola Bottling Company of Jordan Ltd. ("CCBCJ")	Jordan	Production, bottling, distribution and selling of Coca-Cola products	78,87%	78,87%
Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located in Tuzla Free Zone	86,75%	86,75%

Joint Venture

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % September 30, 2006	Effective Shareholding and Voting Rights % December 31, 2005
The Coca-Cola Bottling of Iraq FZCO ("CCBI")	Dubai	Holding Company	43,82%	43,82%

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Environment and Economic Conditions of Subsidiaries

The countries, in which certain subsidiaries are operating, have undergone substantial political and economical changes in recent years. These countries do not possess well-developed business infrastructures and accordingly the operations in such countries might carry some risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

Average Number of Employees

Category-based number of employees working during the period is as follows:

	September 30, 2006	December 31, 2005
Blue-collar	**2.151**	1.826
White-collar	**2.239**	2.083
Average number of employees	**4.390**	3.909

2. BASIS OF PRESENTATION

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with reporting and accounting standards issued by the CMB ("CMB Accounting Standards"). CMB has issued a comprehensive set of accounting standards by its Communiqué Serial XI, No: 25 "Communiqué for the Accounting Standards in Capital Markets". In this Communiqué, CMB stated that the application of accounting standards prescribed by the International Accounting Standards Board ("IASB") and International Accounting Standards Committee ("IASC") will also be considered to be compliant with CMB Accounting Standards as an alternative. With a resolution taken on March 17, 2005, CMB has declared that the application of inflation accounting is no longer required for the companies operating in Turkey which are preparing financial statements in accordance with CMB Accounting Standards effective from January 1, 2005. The consolidated financial statements and footnotes are presented using the compulsory standard formats prescribed by the CMB.

CCI and its subsidiaries incorporated in Turkey, maintain their books of account and prepare their statutory financial statements on a stand-alone basis in terms of New Turkish Lira ("YTL") in accordance with the Turkish Commercial Code, Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The subsidiaries incorporated outside of Turkey maintain their books of account and prepare their financial statements in accordance with the regulations of the countries in which they operate.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Functional and Reporting Currency

The functional and reporting currency of the Company is YTL.

Based on the Turkish countrywide wholesale price index published by the State Institute of Statistics, as of December 31, 2004, the three-year cumulative inflation rate was 69,7% and the yearly inflation rate was 13,8%. Consequently, in accordance with the CMB announcement No. 7642 dated March 17, 2005; since the objective conditions for the restatement in hyperinflationary economies is no longer available, the financial statements are restated until December 31, 2004.

The restatement for the changes in the general purchasing power of YTL as of December 31, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies").

The main principles of the restatement mentioned above are as follows:

- Non-monetary assets, liabilities and shareholders' equity including share capital in the consolidated balance sheet as of September 30, 2006, are presented with the additions until December 31, 2004 expressed in terms of the purchasing power at December 31, 2004 and carrying the additions after this date with their nominal amounts.

- All items in the interim income statement for the period ended September 30, 2006 are stated with their historical values excluding depreciation and amortization charges that are calculated over the restated gross book values of property, plant and equipment and intangible assets expressed in terms of the purchasing power of December 31, 2004 and nominal values of additions after January 1, 2005; and gain / loss on disposal of those assets.

Restatement of consolidated balance sheet and consolidated income statement items through the use of the general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheet. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Functional Currencies of the Subsidiaries and Joint Venture

	September 30, 2006		December 31, 2005	
	Local Currency	Functional Currency	Local Currency	Functional Currency
CCSD	New Turkish Lira	New Turkish Lira	New Turkish Lira	New Turkish Lira
Mahmudiye	New Turkish Lira	New Turkish Lira	-	-
Efes Sınai	New Turkish Lira	U.S. Dollars	New Turkish Lira	U.S. Dollars
Azerbaijan CC	Manat	U.S. Dollars	Manat	U.S. Dollars
Almaty CC	Kazakh Tenge	U.S. Dollars	Kazakh Tenge	U.S. Dollars
Bishkek CC	Som	U.S. Dollars	Som	U.S. Dollars
Efes Invest Holland	Euro	U.S. Dollars	Euro	U.S. Dollars
Tonus	Kazakh Tenge	U.S. Dollars	Kazakh Tenge	U.S. Dollars
Efes Sınai Dış Ticaret	New Turkish Lira	U.S. Dollars	New Turkish Lira	U.S. Dollars
CCBCJ	Jordanian Dinar	U.S. Dollars	Jordanian Dinar	U.S. Dollars
CCBI	Emirian Dirham	U.S. Dollars	Emirian Dirham	U.S. Dollars

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Functional Currencies of the Subsidiaries and Joint Venture (continued)

The multinational structure of foreign entities and realization of most of their operations in terms of U.S. Dollars ("USD") resulted in determination of these companies' functional currency as USD. The majority of the foreign consolidated subsidiaries and joint venture are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Since the local and functional currency of Efes Sınai is determined as USD in the consolidated financial statements, USD amounts presented in the balance sheet as of September 30, 2006 are translated into YTL at the official YTL bid rate for U.S. Dollars announced by the Central Bank of the Republic of Turkey on September 30, 2006 of YTL 1,4971 = USD 1,00 (full) (December 31, 2005; 1,3418=USD 1.00). Furthermore, USD amounts in the income statement for the period ended September 30, 2006 have been translated into YTL, at the average YTL bid rate for USD for the nine month period of YTL 1,4232 = USD 1,00 (full) (January 1 - September 30, 2005; 1,3371=USD 1,00).

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Reclassifications on Financial Statements as of December 31, 2005

The Group has made certain reclassifications in the consolidated balance sheet as of December 31, 2005 to be consistent with the current period presentation. Deposits and advances received amounting to YTL 10.150 and expense accruals amounting to YTL 1.401 were reclassified to other liabilities from trade payables and provisions (short-term), respectively, to be comparable with the current period. Furthermore, YTL 1.458 of payables to personnel was reclassified from other liabilities to due to related parties. Promotion materials amounting to YTL 8.086 shown under prepaid expenses in the consolidated balance sheet as of December 31, 2005 were reclassified to inventories in the current period. Prepaid taxes amounting to 20.737 YTL was also reclassified to other current assets from other current receivables.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of CCI and its subsidiaries prepared as of September 30, 2006 and December 31, 2005. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements cover CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Basis of Consolidation (continued)

In the consolidated financial statements, 0,04% of minority interest in CCSD and 0,01% of minority interest in Mahmudiye, both of which are subsidiaries of the Group by a 99,99% shareholding percentage, were not accounted under minority interest due to immateriality.

The Group's investments in associates are accounted for under the equity method of accounting. The investments in associates are carried in the consolidated balance sheet at cost, plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

Changes in Group Structure

The acquisitions of subsidiaries are accounted for using the purchase method of accounting. The subsidiaries acquired or sold during the year were included in the consolidated financial statements from the date of acquisition or until the date of disposal. As mentioned in detail in Note 1, for the consolidation of Mahmudiye, which was acquired in March 2006, fair value financial statements were prepared for the related subsidiary and the YTL 882 difference between the net asset value derived from these financial statements and the acquisition amount was recorded as negative goodwill in the consolidated income statement under *"Other Income From Operations"* in the scope of International Financial Reporting Standards ("IFRS") 3 *Business Combinations*. For this purpose, fair values of tangible assets in Mahmudiye financial statements as well as fair values for the intangible assets representing the sources of natural water were determined. Therefore, according to IFRS, the Group recorded intangible assets representing the sources of natural water amounting to YTL 9.991 in the consolidated balance sheet. There are 6 such sources of natural water, one of which is located within the land owned by CCI and not subject to license. The useful life for this source of natural water was determined as 40 years over which amortization was calculated and booked in the consolidated financial statements. Since the water of other 5 sources are taken from forest land, they were rented from General Directorate of State Hydraulic Works for 10 years and were amortized over their useful lives, which were determined as the time remaining to the expiration of their licenses. The consolidated income statement reflects the results of Mahmudiye, only for the period between March 17, 2006 and September 30, 2006, since the acquisition was realized on March 16, 2006. Net income of Mahmudiye for this period was YTL 130.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Changes in Group Structure (continued)

The fair values of net assets of Mahmudiye as of acquisition date, 99,99% of the shares of which was acquired by the Group in March 2006 are as follows:

	Fair Value	Carrying Value
Trade receivables	60	60
Other current assets	236	236
Tangible assets	6.050	2.969
Intangible assets	9.992	1
Financial liabilities	(589)	(589)
Trade payables	(99)	(99)
Other liabilities	(1.225)	(1.225)
Deferred tax liability	(2.603)	-
Fair value of identifiable net assets	11.822	1.353
Shareholding percentage acquired	%99,99	
Fair value of identifiable net assets acquired by the Group	11.822	
Total cash consideration	10.940	
Negative goodwill	882	
Total cash consideration	10.940	
Net cash acquired with the subsidiary	-	
Net cash consideration	10.940	

The acquisition of Efes Sınai in 2005 was accounted for using the purchase method of accounting in accordance with IFRS 3. The positive difference amounting to YTL 36.928 between the net asset value of Efes Sınai according to fair value accounting and the acquisition price was recorded as goodwill in December 31, 2005 consolidated financial statements. Intangible assets amounting to YTL 243.268 which have been recognized on acquisition of Efes Sınai during the consolidation represent the Bottlers Agreements and Distribution Agreements signed between subsidiaries of Efes Sınai and TCCC. The Company considers that based on the relevant facts there is no foreseeable limit to the period over which such assets are expected to generate cash inflows for the Group and that the agreements will be renewed with no significant cost. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized but will be tested for impairment annually. Since the functional and reporting currency of Efes Sınai is USD, above mentioned goodwill and intangible assets were revalued with the period-end exchange rate and reflected in the consolidated financial statements as of September 30, 2006 as YTL 41.203 and YTL 271.424, respectively. Accordingly, YTL 32.431 generated due to revaluation was accounted in currency translation adjustment balance under shareholders' equity. Since CCI purchased 87,63% of Efes Sınai's shares in November 14, 2005, the consolidated income statement of CCI for the financial year 2005 reflects the operating results of Efes Sınai between November 15, 2005 and December 31, 2005. Net Income of Efes Sınai for this period is YTL 7.241.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Changes in Group Structure (continued)

The fair values of net assets of Efes Sınai, 87,63% of the shares of which was acquired by the Company in the last quarter of 2005, determined using the exchange rate for purchases prevailing at the date of acquisition (November 2005) are as follows:

	Fair Value	Carrying Value
Cash and cash equivalents	18.984	18.984
Investment in securities	450	450
Trade receivables – net	4.441	4.441
Due from related parties	2.995	2.995
Inventories – net	12.198	12.198
Other current assets	6.259	6.259
Investment in associate	2.749	2.749
Property, plant and equipment - net	106.921	112.516
Intangibles	245.610	1.075
Goodwill	2.057	2.057
Other non-current assets	295	295
Deferred tax asset / (liabilities)	3.892	(5.489)
Borrowings	(37.581)	(37.581)
Trade payables – net	(12.781)	(12.781)
Due to related parties	(4.716)	(4.716)
Other accruals and liabilities	(5.771)	(5.771)
Minority interest	(10.156)	(10.156)
Fair value of identifiable net assets	335.846	87.525
Shareholding percentage acquired	87,63%	
Fair value of identifiable net assets acquired by the Group	294.302	
Total cash consideration	331.230	
Fair value of identifiable net assets acquired by the Group	(294.302)	
Goodwill	36.928	
Total cash consideration	331.230	
Net cash acquired with the subsidiary	(18.984)	
Net cash consideration	311.246	

On November 18, 2005, a "Share Purchase Agreement" was signed between Efes Invest Holland, a subsidiary of Efes Sınai, and Atlantic Industries, Inc., an indirect subsidiary of TCCC, regarding the sale of 90% of the shares of CCBCJ, which is 100% owned by Atlantic Industries and exclusively conducts the Coca-Cola bottling operations in Jordan, for an amount of YTL 8.534 to Efes Invest Holland. Since this acquisition occurred on November 29, 2005, the consolidated income statement of CCI for the financial year 2005 does not reflect the acquisition of CCBCJ, but the consolidated balance sheet as of December 31, 2005 reflects the acquisition of CCBCJ.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Coca-Cola Kuban Bottlers A.O. ("Kuban") which was 100% owned by the Group and carried at cost with a full provision for the carrying value as of December 31, 2005 was liquidated on April 25, 2006 with a legal resolution.

In 2005 the Group and a local partner in Iraq established a company called "The Coca-Cola Bottling of Iraq FZCO" ("CCBI") in the form of 50% - 50% joint venture with a share capital of YTL 6.235.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances, short-term deposits and checks dated on or before the relevant period end which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Investments in Securities

All investments in securities are measured at cost of acquisition of the asset plus the expenses incurred during the acquisition and are considered to reflect the fair value of the related investment.

After initial recognition, investments that are classified as available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest calculated on available-for-sale investments calculated using the effective interest rate is reported as interest income. Dividends collected are collected as dividend income on the date of collection. For available-for-sale investments that are actively traded in organized financial markets, fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

Investments that are intended to be held to maturity, such as Turkish government bonds, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity.

Purchases and sales of all financial assets are recognized on the commitment dates to purchase or to sell the asset.

Trade Receivables

Trade receivables, which generally have payment terms of 15-65 days, are recognized at original invoice amount less doubtful receivable and are discounted. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Provision for doubtful receivables is reflected as expense in the income statement. The provision is the amount that is proposed to compensate the losses that may possibly occur due to economic conditions expected by the Group or the risks carried as a part of the nature of the account.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are valued at the lower of cost or net realizable value, less provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the cost of completion, marketing and distribution. Cost includes all costs incurred in bringing the product to its present location and condition, and is determined primarily on the basis of weighted average cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Buildings and Leasehold Improvements	25 - 40 years
Machinery and Equipment	6 - 15 years
Furniture and Fixtures	5 - 10 years
Vehicles	5 - 10 years
Other Tangible Assets	5-9 - 12 years

Other tangible assets mainly consist of premix and carbon dioxide tanks, coolers, vending machines and dispensing equipment having estimated useful life of between 9 to 12 years and also include pallets, returnable bottles and cases, which are depreciated over 5 years. The deposit liabilities related to returnable bottles are reflected in related accounts. The Group also sells products in non-returnable bottles for which there is no deposit obligation.

Repair and maintenance costs are expensed as incurred. There are no repair and maintenance costs capitalized as part of property, plant and equipment.

All costs incurred for the construction of property, plant and equipment are capitalized and are not depreciated until the asset is ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount (net realizable value) of property, plant and equipment is the greater of net selling price and value in use. Value in use is assessed by discounting future cash flows to their present value using a pre-tax discount rate that reflects current market conditions and the risks specific to the asset. If the related asset is not a unit that generates cash inflows by itself, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets acquired separately are measured on initial acquisition at cost. The cost of an intangible asset acquired in a business combination is recognized at fair value, if its fair value can be reliably measured. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

In the scope of consolidation, intangible assets in the financial statements of Efes Sınai prepared at fair value represent the "Bottling and Distribution Agreements" signed between the subsidiaries of Efes Sınai and TCCC. Since the management expects to renew these agreements without any additional costs after expiration, they have decided there is no need to set a time constraint. Since the useful lives of such agreements are not identifiable, useful lives are determined as indefinite and not subject to amortization.

In the scope of consolidation, intangible assets in the financial statements of Mahmudiye prepared at fair value represent the "Sources of Natural Water" which are used for bottling of source water. There are 6 such sources of natural water, one of which is located within the land owned by CCI and not subject to license. The useful life for this source of natural water was determined as 40 years over which amortization was calculated and booked in the consolidated financial statements. Since the water from other 5 sources are taken from forest land, they were rented from General Directorate of State Hydraulic Works for 10 years and were amortized over their useful lives, which were determined as the time remaining to the expiration of their licenses.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the acquired business, at the date of acquisition. Goodwill, which arose from the acquisition before March 31, 2004, was amortized on a straight-line basis over its useful economic life up to a presumed maximum of 10 years until December 31, 2004.

In accordance with IFRS 3, the Group ceased to amortize goodwill arising from the business combinations before March 31, 2004, starting from the beginning of the annual accounting period beginning on or after March 31, 2004 (January 1, 2005) and reviewed for impairment. Goodwill arising from acquisitions on or after March 31, 2004 is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its consolidated balance sheet when and only it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of a financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of a financial asset. The Group derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowings

All borrowings are initially recognized at cost.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized, as well as through the amortization process.

Borrowing Costs

Borrowing costs are generally expensed as incurred.

Leases (Group as a lessee)

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Trade Payables

Trade payables of the Group, which generally have payment terms of 7-30 days, are reflected over the amounts representing the fair values of trade payables that will be paid in the future for the goods purchased or services rendered that have been invoiced or uninvoiced.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefits

Turkish Entities

(a) Defined Benefit Plans

The reserve for employee termination benefits is provided for in accordance with IAS 19 "Employee Benefits" and is based on independent actuarial study.

In the consolidated financial statements, the Group has reflected a liability calculated using the "Projected Unit Credit Method". According to the valuations made by qualified actuaries, all actuarial gains and losses that were not booked yet are recognized in the income statement in the case that they are above 10% of the retirement pay liability. The employee termination benefits are discounted to the present value of the estimated future cash outflows using the interest rate estimate of qualified actuaries. Actuarial gains or losses were recognized considering the average number of years remaining to employees' completing their services.

Actuarial assumptions used to determine net periodic pension costs are as follows as of balance sheet dates:

	September 30, 2006	December 31, 2005
Weighted average discount rate	12%	16%
Weighted average rate of compensation increase	6,175%	10%

(b) Defined Contribution Plan

The Company and its subsidiaries that operate in Turkey pay contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

Foreign Subsidiaries

There are no accumulated obligations related to employee termination benefits for the subsidiaries of the Company operating outside Turkey. Azerbaijan CC contributes to the Azerbaijan Republic state pension and social insurance funds. These contributions are expensed as incurred. Bishkek CC contributes to the Kyrgyz state pension, social insurance, medical insurance, and unemployment funds on behalf of its employees. Bishkek CC's contributions amount to approximately 33% of employees' salaries and are expensed as incurred. Bishkek CC has no other program or obligation for payment of post retirement benefits to its employees.

Almaty CC pays 21% of gross income as social insurance tax to the Government of Republic of Kazakhstan, which represents its contribution to the post retirement benefits of its employees. Almaty CC also withholds and contributes 10% of the salary of its employees as the employees' contribution to their designated pension funds. Under the legislation, employees are responsible for their retirement benefits and Almaty CC has no present or future obligation to pay its employees upon their retirement. Almaty CC has no other program or obligation for payment of post retirement benefits to its employees.

CCBCJ pays 16,5% of employees' gross salaries as contribution to Jordan Social Security Department. This amount will be paid to employees by the social security department, after their retirements. CCBCJ has no other program or obligation for payment of post retirement benefits to its employees.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event. It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Revenue Recognition

Sale of Goods

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. In the consolidated financial statements, net sales are reflected after deducting sales discounts, VAT and sales taxes. Sales discounts consist of deductions from sales and the cost of free promotional materials.

Interest Income

Income is recognized as interest accrues.

Income Taxes

Tax expense (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred taxes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Translation

Each entity within the Group translates its foreign currency transactions and balances into its functional currency by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized in the income statement in the period in which they arise.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimation uncertainty

Group management has to make key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have significant risks of causing a material adjustment to the carrying amount of assets and liabilities in the preparation of consolidated financial statements. Actual results may be different from estimations. These estimations are reviewed at each balance sheet date; required corrections are made and reflected in the results of operations of the related period.

Seasonality of Operations

Soft drink business is seasonal, typically resulting in higher demand during the summer season. Therefore, in the first half of the year, fixed costs such as interest expense and depreciation and amortization lead to less profitability and lower turnover rates. The results of operations for the nine month period ended September 30, 2006 may not automatically constitute an indicator for the results to be expected for the overall fiscal year.

Geographical and Business Segments

For management purposes, the Group is organized into two major geographical areas, domestic and international. These areas are the basis upon which the group reports its segment information. Segmentation related with business operations was presented as secondary segment. Financial information on geographical and business segments is presented in Note 33.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing the net profit for the period by the weighted average number of ordinary shares outstanding during the period. If the number of ordinary shares outstanding increases as a result of a share capital increase from reserves of the Company, the calculation of basic earnings per share for prior period is adjusted retrospectively.

Subsequent Events

Post period-end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post period-end events that are not adjusting events are disclosed in the notes when material.

Contingent Assets and Liabilities

A contingent asset is not recognized in the financial statements but disclosed if an inflow of economic benefits is probable. Contingent liabilities are not recognized in the financial statements unless the possibility of an outflow of resources embodying economic benefits is probable.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits and investments in securities. The main purpose of these financial instruments is to raise financing for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's management reviews and agrees policies for managing each of these risks which are summarized below. The Group also monitors the market price risk arising from all financial instruments.

Foreign Exchange Risk

The Group is exposed to exchange rate fluctuations due to the nature of its business. This risk occurs due to imports, purchases, sales and bank borrowings of Group companies which are denominated in currencies other than their local currency denominated assets and liabilities.

Liquidity Risks

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans.

Credit Risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash, available–for–sale and held-to-maturity securities and trade receivables. The Group maintains cash and cash equivalents with various financial institutions. It is the Group's policy to limit exposure to any one institution and revalue the credibility of the related institutions continuously.

The credit risk associated with trade receivables is partially limited due to the large customer base and due to management's limitation on the extension of credit to customers. The Group generally requires collateral to extend credit to its customers.

Interest Rate Risk

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations on domestic and international markets. The Group sometimes enters into hedging transactions to limit currency and interest rate risks. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The interest rates of financial assets and liabilities are as indicated in the related disclosures.

Derivative Financial Instruments

The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from financing activities. Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, they are stated at fair value.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and best evidenced by a quoted market price, if one exists.

Foreign currency-denominated financial assets and liabilities are revalued at the exchange rates prevailing at the balance sheet dates.

The following methods and assumptions were used in the estimation of the fair value of the Group's financial instrument:

Financial Assets – The fair values of certain financial assets carried at cost, including cash and cash equivalents and held to maturity investments plus the respective accrued interest are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying values of trade receivables along with the related allowances for uncollectibility are estimated to be their fair values.

Financial Liabilities – The fair values trade payables and other monetary liabilities are estimated to approximate carrying value due to their short-term nature. The fair values of bank borrowings are considered to approximate their respective carrying values, since the initial rates applied to bank borrowings are updated periodically by the lender to reflect active market price quotations.

4. CASH AND CASH EQUIVALENTS

	September 30, 2006	December 31, 2005
Cash in banks		
-Time	107.363	32.942
-Demand	22.420	8.789
Cheques	4.117	1.685
Cash on hand	4.949	720
	138.849	44.136
Less: Time deposit having maturity over three months	(5.988)	-
Cash and cash equivalents on cash flow statement	132.861	44.136

As of September 30, 2006, time deposits in foreign currencies equivalent to YTL 12.929 (December 31, 2005- YTL 6.145) existed for periods varying between two weeks to five months (December 31, 2005- three days to three weeks) and earned interest between 5,75% and 8% (December 31, 2005- 2,00%-4,5%). As of September 30, 2006, time deposits in local currency amounting to YTL 94.434 (December 31, 2005- YTL 26.797), were made for two days (December 31, 2005- three days) and earned interest between 17,5% and 18,35% (December 31, 2005– 14,50%). As of September 30, 2006, time deposits in foreign currencies (having a maturity of five months) amounting to YTL 5.988 are kept as a reserve account which was held as collateral by a bank for a short-term loan.

As of September 30, 2006, there is YTL 203 (December 31, 2005- YTL 479) interest income accrual on time deposits.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

5. INVESTMENTS IN SECURITIES

	September 30, 2006	December 31, 2005
Available for sale securities at fair value		
Mutual funds	4.505	3.637
Held to maturity securities at amortized cost	913	778
Government bonds- Foreign currency denominated		
	5.418	4.415

As of September 30, 2006, foreign currency denominated government bonds amounting to YTL 270 (December 31, 2005- YTL 493) were kept as a reserve account, which was held as collateral by a foreign bank for the future interest payments on a loan equivalent to USD 34.000.000, which matures in 2006 and obtained by CCI from a foreign consortium in 1999.

6. BORROWINGS

	September 30, 2006	December 31, 2005
Short-term borrowings	268.265	320.498
Current portion of long-term borrowings	5.881	9.576
Total short-term borrowings	274.146	330.074
Long-term borrowings	174.607	8.722
Total long-term borrowings	448.753	338.796

As of September 30, 2006, the principal amount of total borrowings is YTL 433.467 (December 31, 2005- YTL 334.977) on which there is interest expense accrual amounting to YTL 15.286 (December 31, 2005- YTL 3.819).

Short and long-term borrowings denominated in YTL and foreign currencies as of September 30, 2006 and December 31, 2005 are as follows:

	September 30, 2006		December 31, 2005	
	Short-term	Long-term	Short-term	Long-term
U.S. Dollar	211.479	94.957	195.480	8.722
Euro	10.451	79.650	82.375	-
YTL	50.447	-	45.484	-
Jordanian Dinar	1.769	-	-	-
Kazakh Tenge	-	-	6.735	-
	274.146	174.607	330.074	8.722

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. **BORROWINGS (continued)**

The effective interest rates at the balance sheet date are as follows:

	September 30, 2006	December 31, 2005
Short-term		
U.S. Dollar denominated borrowings	**Libor+(0,45%)- 8%**	Libor+(0,45%)- 8%
EUR denominated borrowings	**5,1%**	Euribor+(0,85%)- 5,67%
YTL denominated borrowings	**14,8%**	14,8%
Jordanian Dinar denominated borrowings	**8%**	-
Kazakh Tenge denominated borrowings	**-**	7%- 8%
Long-term		
USD denominated borrowings	**Libor+(0,55%)- 10,61%**	4%- 10,61%
EUR denominated borrowings	**Euribor+(0,55)%**	-

Repayment plans of long-term borrowings as of September 30, 2006 and December 31, 2005 are scheduled as follows (excluding finance lease obligation):

	September 30, 2006	December 31, 2005
2006	**5.881**	9.576
2007	**-**	3.355
2008	**174.607**	5.367
	180.488	18.298

Related with the borrowing obtained in year 1999 (Note 5), the loan agreements include certain restrictive covenants such as threshold levels for the amount of shareholders' equity and compliance with certain financial ratios as of year ends and some as of quarter ends. As at September 30, 2006 and December 31, 2005, CCI was in compliance with these covenants.

According to the loan agreements signed for the loans that the Company borrowed from Rabobank, Fortisbank, SG and Calyon Bank and that have varying maturities, at least 51% of the share capital of the Company has to be directly or indirectly jointly held by Anadolu Efes and TCCEC.

As of September 30, 2006, the Company signed interest swap agreements having different conditions with various financial institutions for the amounts of USD 50.000 and EUR 41.250 (December 31, 2005– None), in order to hedge interest rate risk arising from the volatility in LIBOR and EURIBOR.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

7. TRADE RECEIVABLES AND PAYABLES

Trade Receivables

	September 30, 2006	December 31, 2005
Trade receivables	238.429	119.303
Cheques receivables	8.510	4.364
Other	107	395
Less: Allowance for doubtful receivables (-)	(8.639)	(7.074)
Total	238.407	116.988

Trade Payables

	September 30, 2006	December 31, 2005
Suppliers	110.462	45.855

8. LEASE RECEIVABLES AND OBLIGATIONS

	September 30, 2006	December 31, 2005
Next 1 year	66	1.231
1 year through 5 years	402	-
Discounted total lease obligations, net	468	1.231

As of September 30, 2006 and December 31, 2005 lease obligations are held in the following currencies:

	September 30, 2006		December 31, 2005	
	Current	Non-current	Current	Non-current
U.S. Dollar	66	402	1.208	-
Euro	-	-	23	-
	66	402	1.231	-

The effective interest rates of lease obligations at the balance sheet date are as follows:

	September 30, 2006	December 31, 2005
U.S. Dollar	8,5%	2,81%- 6,62%
Euro	-	3,9%

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

9. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheet and the most significant transactions with related parties are as follows:

	September 30, 2006			
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Anadolu Endüstri Holding A.Ş.	68	827	-	919
Beverage Partners Worldwide	-	2.326	-	-
The Coca-Cola Company	33.118	290.945	3.957	27.164
Özgörkey Group	-	15.464	-	1.775
Turkmenistan CC	-	-	258	-
Efes Karaganda Brewery J.S.C.	1.090	13.707	3	976
Other	-	158	141	116
	34.276	323.427	4.359	30.950
Receivables / payables to personnel	-	-	260	6.408
Total	34.276	323.427	4.619	37.358

	September 30, 2005		December 31, 2005	
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Anadolu Endüstri Holding A.Ş.	-	9	886	1
Beverage Partners Worldwide	-	2.035	1.529	-
Coca-Cola Georgia	-	-	59	-
Özgörkey Group	30	12.448	-	1.015
The Coca-Cola Company	25.522	209.922	914	30.618
Beverage J.S.C.	-	-	682	-
Turkmenistan CC	-	-	231	-
Efes Breweries International B.V.	-	-	135	-
Efes Karaganda Brewery J.S.C.	-	-	-	955
Other	-	-	-	150
	25.552	224.414	4.436	32.739
Receivables / payables to personnel	-	-	-	1.458
Total	25.552	224.414	4.436	34.197

As of September 30, 2006 and 2005 purchases from related parties and significant portion of other charges consist of fixed asset purchases, raw material purchases and toll production.

As of September 30, 2006 and 2005 sales to related parties and other charges consist of sale of finished goods, scrap sales and rent income.

As of September 30, 2006, top level managers such as the executive members of the Board of Directors, Chief Operating Officers and country managers received remuneration totaling to YTL 5.399 (September 30, 2005 – YTL 2.610).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

10. OTHER RECEIVABLES AND LIABILITIES

Other Receivables

	September 30, 2006	December 31, 2005
Value added tax receivable	50.377	9.434
Other	304	161
	50.681	9.595

Other Liabilities

	September 30, 2006	December 31, 2005
Deposits and guarantees received	19.873	10.150
Taxes and duties payable	16.877	10.108
Value added tax payable	51.914	2.643
Expense accruals	9.686	1.401
Social security premium payable	4.045	3.271
Payable due to share purchase agreement of Mahmudiye	2.186	-
Other	365	69
	104.946	27.642

11. BIOLOGICAL ASSETS

None (December 31, 2005 – None).

12. INVENTORIES

	September 30, 2006	December 31, 2005
Finished goods	42.510	35.572
Raw materials	65.118	50.408
Spare parts	10.658	9.759
Packaging materials	10.893	6.340
Advertising and sales promotion materials	7.544	8.086
Goods in transit	22.508	4.103
Less: reserve for obsolescence (-)	(1.734)	(1.433)
	157.497	112.835

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

13. RECEIVABLE AND PAYABLE FROM CONTINUING CONSTRUCTION CONTRACTS

None (December 31, 2005 - None).

14. DEFERRED TAX ASSETS and LIABILITIES

The list of temporary differences and the resulting deferred tax assets/ (liabilities), as of September 30, 2006 and December 31, 2005 using the prevailing effective statutory tax rates are as follows:

	September 30, 2006		December 31, 2005	
	Temporary Difference	Deferred Tax Assets/ (Liabilities)	Temporary Difference	Deferred Tax Assets/ (Liabilities)
Property, plant and equipment	(176.923)	(41.209)	(106.060)	(31.818)
Unused investment incentives	29.897	8.969	13.906	4.172
Borrowings and lease transactions	(2.003)	(603)	2.248	674
Employee termination and other employee benefits	22.418	5.511	19.999	6.000
Tax loss carried forward	37.758	10.245	33.400	10.020
Trade receivables, payables and other	83.282	22.057	(1.787)	(536)
Inventory	(17.692)	(5.305)	(22.878)	(6.863)
Deferred tax liability	(23.263)	(335)	(61.172)	(18.351)

The management of the Group does not consider the deferred tax asset of YTL 10.843 (December 31, 2005– YTL 13.770) which was generated by the international subsidiaries of Efes Sınai, as realizable in the foreseeable future, and accordingly, the Group has not provided a deferred tax asset for such amount in the consolidated financial statements as of September 30, 2006 and December 31, 2005.

As of September 30, 2006 and December 31, 2005, the movement of deferred tax liability is as follows:

	September 30, 2006	December 31, 2005
Balance at January 1,	18.351	23.315
Addition through subsidiary acquired	2.603	(3.607)
Deferred tax income (Note 40)	(21.498)	(1.292)
Currency translation adjustment	879	(65)
	335	18.351

15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other current assets

	September 30, 2006	December 31, 2005
Prepaid expenses	11.056	3.089
Prepaid taxes	4.602	20.737
Other	603	378
	16.261	24.204

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES (continued)

b) Other non-current assets

	September 30, 2006	December 31, 2005
Prepaid expenses	17.640	14.695
Other	169	306
	17.809	15.001

16. INVESTMENTS

				September 30, 2006	
Entity	**Principle Activities**	**Country of Business**	**Carrying Value**	**Ownership Interest (%)**	**Group's share of loss**
Turkmenistan CC	Production, bottling, distribution and selling of Coca-Cola products	Turkmenistan	2.575	%29,14	(356)

				December 31, 2005	
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's share of loss
Turkmenistan CC	Production, bottling, distribution and selling of Coca-Cola products	Turkmenistan	2.643	29,14%	(365)

As of September 30, 2006 total assets and total liabilities of Turkmenistan CC amounts to YTL 18.612 and YTL 10.882, respectively. (December 31, 2005 - YTL 16.060) and current year net sales and net loss for the nine month period ended September 30, 2006 amounts to YTL 4.870 and YTL 1.069, respectively.

17. POSITIVE/NEGATIVE GOODWILL

As of September 30, 2006 and December 31, 2005 movements of positive goodwill are as follows:

	January 1, 2005	Additions	December 31, 2005	Additions	Currency Translation Adjustment	September 30, 2006
Cost	12.018	36.928	48.946	-	4.275	53.221
Accumulated depreciation	(12.018)	-	(12.018)	-	-	(12.018)
Net book value	-	36.928	36.928	-	4.275	41.203

18. INVESTMENT PROPERTY

None (December 31, 2005 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
Net book value at December 31, 2004	168.203	190.934	5.579	6.481	77.689	931	5.237	5.137	460.191
Additions	12.831	15.453	5.184	459	38.138	44	30.311	-	102.420
Disposals, net	(30)	-	(1.168)	(579)	(1.285)	-	-	-	(3.062)
Transfers	5.649	22.780	1.144	-	3.545	-	(32.506)	(612)	-
Additions through subsidiary acquired	39.028	50.706	4.978	167	12.083	-	-	-	106.962
Provision for impairment	-	(2.592)	-	-	(400)	-	-	-	(2.992)
Depreciation charge for the current year	(5.561)	(34.701)	(1.472)	(1.827)	(25.129)	(99)	-	-	(68.789)
Net book value at December 31, 2005	220.120	242.580	14.245	4.701	104.641	876	3.042	4.525	594.730
Additions	4.188	23.938	8.473	782	40.809	-	57.935	6.944	143.069
Disposals, net	(182)	(863)	(443)	(413)	(4.576)	-	-	-	(6.397)
Transfers	1.449	13.132	-	38	4.564	-	(14.658)	(4.525)	-
Additions through subsidiary acquired	3.729	879	36	33	-	-	1.373	-	6.050
Provision for impairment	-	(2.957)	-	-	-	-	-	-	(2.957)
Currency translation adjustment	6.583	5.620	616	121	1.895	-	-	-	14.835
Depreciation charge for the current year	(5.062)	(28.196)	(2.385)	(1.252)	(25.212)	(74)	-	-	(62.181)
Net book value at September 30, 2006	230.905	254.133	20.542	4.002	122.121	802	47.700	6.944	687.149
At December 31, 2005									
Cost	274.052	793.374	40.955	24.519	313.912	1.555	3.042	4.525	1.455.934
Accumulated depreciation	(46.163)	(512.728)	(26.710)	(19.818)	(202.581)	(679)	-	-	(808.679)
Accumulated provision for impairment	(7.769)	(38.066)	-	-	(6.690)	-	-	-	(52.525)
Net book value at December 31, 2005	220.120	242.580	14.245	4.701	104.641	876	3.042	4.525	594.730
At September 30, 2006									
Cost	283.209	805.761	44.697	20.143	341.394	1.555	47.700	6.944	1.551.403
Accumulated depreciation	(51.118)	(516.225)	(24.771)	(16.262)	(214.478)	(753)	-	-	(823.607)
Accumulated provision for impairment	(7.769)	(41.023)	-	-	(6.690)	-	-	-	(55.482)
Currency translation adjustment	6.583	5.620	616	121	1.895	-	-	-	14.835
Net book value at September 30, 2006	230.905	254.133	20.542	4.002	122.121	802	47.700	6.944	687.149

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment Loss

For the nine months period ended September 30, 2006 the Group had provided impairment losses amounting to YTL 2.957 (September 30, 2005- YTL 1.844) for property, plant and equipment that had greater carrying value than its estimated recoverable amount, which was calculated over selling price estimation.

Borrowing Costs Capitalized on Property, Plant and Equipment

The Group did not capitalize any borrowing costs on property, plant and equipment as of September 30, 2006 and December 31, 2005.

Finance Leases

Property leased by the Group includes coolers, motor vehicles, buildings, machinery and equipment.

The following is an analysis of assets under finance leases included in property, plant and equipment:

	September 30, 2006	December 31, 2005
Machinery and equipment	**20.593**	19.830
Buildings	**172**	200
Motor vehicles	**2.200**	2.750
Other tangible assets	**22.051**	31.745
Total	**45.016**	54.525
Accumulated depreciation	**(16.892)**	(22.798)
Net book value	**28.124**	31.727

20. INTANGIBLE ASSETS

	January 1, 2006	Additions/ (Amortization)	Additions through subsidiaries acquired	Currency translation adjustment	September 30, 2006
Cost					
Software rights	7.863	62	-	165	**8.090**
Bottling agreements	245.415	-	-	28.554	**273.969**
Sources of natural water	-	-	9.992	-	**9.992**
Accumulated amortization(-)					
Software rights	(3.295)	(605)	-	(41)	**(3.941)**
Sources of natural water	-	(468)	-	-	**(468)**
Net book value	249.983	(1.011)	9.992	28.678	**287.642**

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

21. ADVANCES TAKEN

As of September 30, 2006, the Group took advances amounting to YTL 775 (December 31, 2005 - None).

22. POST-RETIREMENT BENEFITS

None (December 31, 2005 - None).

23. PROVISIONS

a) Short term provisions

	September 30, 2006	December 31, 2005
Provision for corporate tax	**18.871**	9.057
Management premium accrual	**2.840**	3.017
	21.711	12.074

As of September 30, 2006 and December 31, 2005, movements of the management premium accrual is as follows:

	September 30, 2006	December 31, 2005
Balance at January 1,	**3.017**	3.102
Payments made	**(3.017)**	(3.102)
Current period/year charge	**2.840**	3.017
	2.840	3.017

b) Long term provisions

As of September 30, 2006 and December 31, 2005 details of long term provisions are as follows:

	September 30, 2006	December 31, 2005
Long-term incentive plan accrual	**2.337**	2.095
Vacation pay accrual	**3.406**	2.385
Employee termination benefit accrual	**14.055**	12.673
	19.798	17.153

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

23. PROVISIONS (continued)

As of September 30, 2006 and December 31, 2005 the movement of provisions (other than employee termination benefits) is as follows:

	September 30, 2006		December 31, 2005	
	Vacation pay liability	Long-Term incentive plan	Vacation pay liability	Long-Term incentive plan
Balance at January 1,	2.385	2.095	2.080	1.428
Payments made	(104)	(1.251)	(112)	(448)
Current year charge	1.125	1.493	417	1.115
Balance at period/year end	3.406	2.337	2.385	2.095

Employee Termination Benefits

In accordance with existing social legislation, the Company and its subsidiaries operating in Turkey are required to make lump-sum payments to employees who have completed at least one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay and limited to a maximum of YTL 1,77 (December 31, 2005- YTL 1.73) per year of employment at the rate of pay applicable at the date of retirement or termination. The cost of providing those benefits is accrued over the employees' service period.

The Company accounts for the statutory termination in accordance with the provisions of IAS 19, including the application of actuarial methods and assumptions in consultation with professional actuaries. The benefit obligation has been measured at balance sheet dates for each period presented.

The movement of the defined benefit obligation recognized in the consolidated balance sheet is as follows:

	September 30, 2006	December 31, 2005
At January 1,	12.673	10.306
Benefit payments	(841)	(720)
Expense recognized in the income statement	2.222	2.917
Currency translation adjustment	1	-
Additions through acquisition of subsidiary	-	170
Defined benefit obligations	14.055	12.673

24. MINORITY INTEREST

The consolidated financial statements as of September 30, 2006 includes minority interest of YTL 67.695 (December 31, 2005- YTL 54.347) and minority loss of YTL 4.180 resulting from the consolidation of financial statements of Efes Sınai, which is a 87,63% owned subsidiary of CCI having.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

25. SHARE CAPITAL

	September 30, 2006	December 31, 2005
Common shares 1 YKr par value Authorized and issued (units)	**24.958.976.997**	24.958.976.997

Share Capital Subsidiaries Elimination

CCSD acquired 5,60% of CCI shares from E. Özgörkey İçecek Yatırımı A.Ş. for an amount of YTL 57.821. The effect of this transaction has been accounted as "Share Capital Subsidiaries Elimination" under equity as of December 31, 2005. During the initial public offering of CCI in May 2006, CCSD sold the CCI shares it owned and the gain (net of tax) from this sale was shown under "Accumulated Profits" in the consolidated balance sheet as of September 30, 2006.

26-27-28.CAPITAL / PROFIT RESERVES and RETAINED EARNINGS

Legal Reserves

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the statutory profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's share capital.

The legal reserves are not available for distribution unless they exceed 50% of the share capital, but may be used to offset against losses if it exists that the general reserve is exhausted.

As of September 30, 2006 and December 31, 2005 breakdown of the equity of the CCI and CCSD is as follows (Since the functional currency of Efes Sınai is U.S. Dollar, the amounts belonging to Efes Sınai are not presented) :

	September 30, 2006			December 31, 2005		
	Historical Amount	Inflation Restatement Differences	Restated Amount	Historical Amount	Inflation Restatement Differences	Restated Amount
Share Capital	249.589	(8.559)	241.030	249.589	(8.559)	241.030
Legal Reserves	38.730	25.114	63.844	21.816	25.114	46.930
Extraordinary Reserves	32.345	4.755	37.100	55	4.756	4.811

Dividends

Dividend paid in 2006 out of 2005 earnings was for an amount of YTL 0,0019 per share and YTL 47.501 nominal. During 2005, the dividend distributed by the Group from the earnings of fiscal year 2004 amounted to YTL 0,0031 per share and YTL 78.390 nominal.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

29. FOREIGN CURRENCY POSITION

As of September 30, 2006 and December 31, 2005, the foreign currency position of the companies of the Group which operate in Turkey and functional currency of which is YTL is as follows:

	September 30, 2006	December 31, 2005
Foreign currency assets	9.289	9.959
Foreign currency liabilities	(345.737)	(275.650)
Net foreign currency liabilities	(336.448)	(265.691)

As of September 30, 2006, the Company signed forward transaction agreements having different maturities with various financial institutions for the amount of USD 70.000 (December 31, 2005– None), in order to hedge against foreign exchange rate volatility.

30. GOVERNMENT INCENTIVES

Investment Incentives

The Group has various investment incentives related with its capital expenditures with a rate of 40% and 100%.

The Company did not utilize any investment incentive since there was no tax base as of September 30, 2006. For the year ended December 31, 2005 the amount of utilized investment incentive was YTL 64.486 and for the nine months period ended September 30, 2006 deferred investment incentive is amounting to YTL 29.897 (December 31, 2005- YTL 13.906)

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES

Litigations against the Group

The Group is involved, on an ongoing basis, in litigation arising from its ordinary course of business which amounts to YTL 1.432 (December 31, 2005- YTL 985) as of September 30, 2006. As of September 30, 2006, the results of these cases are not certain yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operations, financial condition or liquidity.

CCI, CCSD and Mahmudiye

Provisions and Contingent Liabilities

As of September 30, 2006 the aggregate amount of letters of guarantee given is YTL 4.762 (December 31, 2005- YTL 4.492).

The Company has not undergone a tax inspection for any type of tax for any open years; such as any additional tax relating to open years cannot be estimated with any degree of certainty. Management does not anticipate that any additional liabilities may arise.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Operating Leases

The Company has signed various operating lease agreements for motor vehicles.

YTL 89 of rent expense was reflected for the nine months period ended September 30, 2006 (September 30, 2005- YTL 139) in the consolidated income statement due to the non-cancellable operating lease agreement for motor vehicles.

As of September 30, 2006 and December 31, 2005, future minimum lease payments under non-cancelable operating lease agreements are as follows:

	September 30, 2006	December 31, 2005
Next 1 year	46	135

Efes Sınai and its Subsidiaries

Pledges

As of September 30, 2006, related with the credit line obtained from a local bank, there is a pledge agreement on Almaty CC's inventories amounting to YTL 2.695 (December 31, 2005- YTL 2.415).

As of September 30, 2006, certain items of property, plant and equipment of Azerbaijan CC amounting to YTL 1.030 were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A. (related party) (December 31, 2005- YTL 1.594)

Mortgage

As of September 30, 2006, there is a mortgage on the buildings and land amounted to YTL 3.689 for the loan obtained from Arab Bank by CCBCJ (December 31, 2005- YTL 3.306).

Guarantee Letters

As of September 30, 2006, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 838 (December 31, 2005- YTL 46).

Tax Matters Related to the Subsidiary in the Republic of Kazakhstan

In accordance with local tax regulation, Kazakhstan CC is subject to corporate income tax of 30% on taxable profit. The taxation system in Kazakhstan is evolving as the government transforms itself from a command to a market oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, National Bank officials, and the Ministry of Finance. Instances of inconsistent opinions between local, regional and national tax authorities and between the National Bank and the Ministry of Finance are usual.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Tax Matters Related to the Subsidiary in the Republic of Kyrgyzstan

In accordance with local tax regulation, companies are subject to a 10% income tax rate starting from 2006 in Kyrgyzstan (December 31, 2005 – 20%). However, by the resolution of the central Government dated May 10, 2006 Bishkek CC is included in the list of natural and allowed monopolies that shall pay corporate income tax at a rate of 20% for 2006.

Tax Matters Related to the Subsidiary in Azerbaijan

In accordance with local tax regulation, Azerbaijan CC is subject to a 22% income tax rate. Companies are required to file profit tax declarations on an annual basis (December 31, 2005 – 24%).

Tax Matters Related to the Subsidiary in Jordan

CCBCJ is subject to corporate income tax of 15% on taxable profit as determined under the laws of Jordan. As of September 30, 2006, the accumulated losses of CCBCJ are amounting to YTL 62.582 (December 31, 2005-YTL 48.313).

Tax Provisions

The Group believes that it has paid or accrued all taxes that are applicable. Where practice concerning the provision of taxes was unclear, the Group has accrued tax liabilities based on management's best estimate. The Group's policy is to accrue for contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable.

32. BUSINESS COMBINATIONS

Company acquired 100% shares of Mahmudiye on March 16, 2006. Detailed information of Mahmudiye acquisition is presented on Note 1 "Changes in Group Structure".

In 2005, subsidiary of the Company, Efes Sınai, and a local partner in Iraq established a company called "The Coca-Cola Bottling of Iraq FZCO" (CCBI) in the form of 50%-50% joint venture with a share capital of YTL 6.235. In addition the Group purchased 90% shares of "The Coca-Cola Bottling Company of Jordan" (CCCBCJ) that exclusively conducts the Coca-Cola operations in Jordan.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. SEGMENT REPORTING

CCI purchased 87,63% of the Efes Sınai's shares in the last quarter of 2005. Company started segment reporting according to geographical and business divisions in 2005 due to the international sales and beer sales of the subsidiaries acquired in 2005. Information per geographical segments for the nine months period ended September 30, 2006 is as follows:

Geographical segments

	September 30, 2006			
	Domestic	**International**	**Elimination**	**Consolidated**
Revenues (net)	**1.147.305**	**228.995**	**(13.062)**	**1.363.238**
Gross profit	**374.593**	**71.092**	**155**	**445.840**
Operating expenses (-)	(222.198)	(44.212)	961	(265.449)
Profit from operations, net	**152.395**	**26.880**	**1.116**	**180.391**
Operating profit	**86.841**	**25.126**	**(2.097)**	**109.870**
Income before tax	**84.932**	**22.855**	**(2.097)**	**105.690**
Tax charge	(2.079)	(6.955)	-	(9.034)
Net income	**82.853**	**15.900**	**(2.097)**	**96.656**

	September 30, 2006			
	Domestic	**International**	**Elimination**	**Consolidated**
Segment assets	1.537.661	376.647	(268.773)	1.645.535
Investments in associates	-	2.575	-	2.575
Total assets	**1.537.661**	**379.222**	**(268.773)**	**1.648.110**
Segment liabilities	604.030	172.773	(32.197)	744.606
Total liabilities	**604.030**	**172.773**	**(32.197)**	**744.606**
Purchase of PP&E	99.501	43.630	-	143.131
Depreciation and amortization expenses	52.083	11.171	-	63.254
Other non-cash items	34.366	1.322	-	35.688

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. SEGMENT INFORMATION (continued)

As of December 31, 2005 total assets and total liabilities per geographical segments is as follows:

Geographical segments

	December 31, 2005			
	Domestic	International	Elimination	Consolidated
Segment assets	1.157.814	257.319	(201.882)	1.213.251
Investments in associates	-	2.643	-	2.643
Total assets	**1.157.814**	**259.962**	**(201.882)**	**1.215.894**
Segment liabilities	403.621	114.179	(22.501)	495.299
Total liabilities	**403.621**	**114.179**	**(22.501)**	**495.299**
Purchase of PP&E	75.483	27.556	-	103.039
Depreciation and amortization expenses	68.639	925	-	69.564
Other non-cash items	22.869	2.512	-	25.381

Business Segments

Information per business segments for the nine months period ended September 30, 2006 is as follows:

Soft drinks	1.347.006
Beer	16.232
	1.363.238

34. SUBSEQUENT EVENTS

None.

35. DISCONTINUING OPERATIONS

None (December 31, 2005 – None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

36. OPERATING INCOME

a) Net Sales

	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Gross sales	1.836.260	814.090	1.350.639	575.212
Sales discounts	(377.404)	(178.058)	(334.190)	(145.733)
Other discounts	(95.618)	(42.620)	(79.753)	(32.985)
	1.363.238	593.412	936.696	396.494

b) Cost of Sales

	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Raw material cost	806.186	356.721	576.079	243.057
Depreciation and amortization	33.796	12.178	28.310	9.259
Personnel expenses	29.427	10.395	17.378	6.199
Other expenses	47.989	17.134	24.673	11.555
	917.398	396.428	646.440	270.070

37. OPERATING EXPENSES

	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Selling, distribution and marketing expenses	216.948	80.920	155.404	62.125
General administrative expenses	48.501	17.285	26.076	6.696
	265.449	98.205	181.480	68.821

a) Selling, distribution and marketing expenses	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Marketing and advertising expenses	62.186	21.772	41.382	15.307
Personnel expenses	58.013	20.563	39.964	16.289
Transportation expenses	43.541	20.239	34.891	15.039
Depreciation on property, plant and equipment	25.676	8.910	19.397	6.763
Maintenance expenses	5.611	2.165	6.832	4.479
Utilities and communication expenses	10.414	3.351	6.348	2.513
Rent expenses	3.702	1.516	1.814	727
Other	7.805	2.404	4.776	1.008
	216.948	80.920	155.404	62.125

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

37. OPERATING EXPENSES (continued)

b) General administrative expenses	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Personnel expenses	29.003	10.320	15.930	4.441
Depreciation on property, plant and equipment	2.644	874	2.577	816
Consulting and legal fees	4.540	1.689	1.219	490
Utilities and communication expenses	1.372	494	1.429	516
Provision for doubtful receivables	2.304	933	793	534
Repair and maintenance expenses	839	297	581	195
Rent expense	1.406	448	1.253	434
Other	6.393	2.230	2.294	(730)
	48.501	17.285	26.076	6.696

c) Depreciation and amortization expenses	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Property, plant and equipment				
Cost of sales	32.760	11.503	27.727	9.065
Operating expenses	28.283	9.772	21.974	7.579
Inventory	1.138	591	1.003	173
Intangible assets				
Cost of sales	1.036	675	583	194
Operating expenses	37	12	-	-
	63.254	22.553	51.287	17.011

38. OTHER OPERATING INCOME / EXPENSE

	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Other income				
Foreign exchange gain	57.103	31.779	5.140	676
Gain on sale of scrap materials	1.126	334	1.096	460
Interest income	8.581	3.911	1.011	221
Gain on disposal of property, plant and equipment	3.575	1.240	2.839	(2.535)
Negative goodwill	882	882	-	-
Other income	2.129	832	558	248
	73.396	38.978	10.644	(930)
Other expense				
Foreign exchange loss	(63.579)	(35.447)	(5.194)	(666)
Loss on disposal of property, plant and equipment	-	-	-	2.153
Provision for the impairment of fixed assets	(2.957)	-	(1.844)	(1.316)
Other expenses	(2.816)	(1.300)	(922)	(257)
	(69.352)	(36.747)	(7.960)	(86)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

39. FINANCIAL EXPENSES (net)

	January 1-September 30, 2006	July 1-September 30, 2006	January 1-September 30, 2005	July 1-September 30, 2005
Foreign exchange gain / (loss), net	(53.127)	25.903	(590)	11
Gain from forward transactions	1.934	1.934	-	-
Interest expense	(23.311)	(8.159)	(9.147)	(3.122)
Finance charges paid under finance leases	(61)	(13)	(210)	(45)
	(74.565)	19.665	(9.947)	(3.156)

40. INCOME TAXES

General Information

The Group is subject to taxation in accordance with the tax regulations and the legislation effective in the countries in which the Group companies operate.

In Turkey, the corporate tax rate for the fiscal year beginning January 1, 2005 was 30%. Effective from January 1, 2006, corporate tax rate was reduced to 20%. Corporate tax returns are required to be filed until the twenty-fifth of the fourth month following the balance sheet date and paid in full by the end of the fourth month. The tax legislation provides for a temporary tax of 20% (2005-30%) to be calculated and paid based on earnings generated in each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporate tax was computed on the statutory income tax base without any adjustment for inflation accounting. Starting from January 1, 2004, taxable income is derived from the financial statements which are adjusted for inflation. Accumulated earnings arising from the first application of inflation accounting on December 31, 2003 balance sheet are not subject to corporate tax, and similarly accumulated deficits arising from such application are not deductible for tax purposes. Moreover, accumulated tax loss carry-forwards related to 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years. Inflation accounting application has been ceased effective from January 1, 2005.

In addition, the Turkish government offers investment incentives to companies that make certain qualifying capital investments in Turkey. Prior to April 24, 2003, the total amount of qualifying capital investments was deducted from taxable income and the remainder of taxable income, if any, was taxed at the corporate rate. A withholding tax of 19.8% was applied to the total amount of qualifying capital investments. With effect from April 24, 2003, the investment incentives scheme was amended such that companies are no longer subject to a withholding tax, but rather directly deduct 40% of qualifying capital investments from their annual taxable income. In addition, corporations that had unused qualifying capital investment amounts from periods prior to April 24, 2003 were entitled to carry forward these and apply the 19.8% withholding tax to these amounts in the manner described above. With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from taxable income until the end of December 31, 2008; however, the corporate tax rate will be 30% for them. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

40. INCOME TAXES (continued)

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

Refer to note 31, for the detailed income tax information of foreign subsidiaries.

As of September 30, 2006 and December 31, 2005, income taxes payable is summarized as follows:

	September 30, 2006	December 31, 2005
Current tax expense for the period / year	30.532	22.496
Prepaid taxes for the period / year	(11.661)	(13.439)
Income tax payable	18.871	9.057

For the nine months period ended September 30, 2006 and 2005 tax expenses are as follows:

	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Consolidated income statement				
Current period corporate income tax	30.532	17.961	37.587	20.900
Deferred tax (income) / expense, net	(21.498)	(5.517)	(17.070)	(6.875)
Tax expense/ (income) reflected in the consolidated income statement	(9.034)	12.444	20.517	14.025

As of January 1- September 30, 2006 and 2005, the analysis of current period tax charge is as follows:

	September 30, 2006	September 30, 2005
Profit before tax	109.870	101.513
Provision for corporate tax 20% (September 30, 2005- 30%)	(21.974)	(30.454)
Non-deductible expenses and other differences	(156)	(261)
Other	13.096	10.198
Total (provision) / credit for tax	(9.034)	(20.517)

41. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income for the period by the weighted average number of ordinary shares outstanding during the related period concerned. As of September 30, 2006 and 2005, earnings per share is as follows:

	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Net Income for the period	96.656	105.098	80.996	39.406
Weighted average number of ordinary shares	24.958.976.997	24.958.976.997	22.377.501.100	22.377.501.100
Earnings Per Share (Full YTL)	0,0039	0,0042	0,0036	0,0018

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

42. CASH FLOW STATEMENT

	September 30, 2006	September 30, 2005
Cash flows from operating activities:		
Net profit before income tax and minority interest	109.870	101.513
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation and amortization (including amortization of intangible assets)	63.254	51.287
Gain on sale of property, plant and equipment	(3.575)	(2.839)
Impairment loss in property, plant and equipment	2.957	1.844
Negative goodwill	(882)	-
Provision for employee termination benefits, management bonus, vacation payments	7.680	6.336
Provision for inventories	301	(255)
Provision for doubtful receivable, net	2.304	793
(Gain) / Loss from associates	356	-
Interest expense	23.372	9.357
Unrealized foreign exchange (income) / loss	28.634	(365)
Gain from forward transactions	(1.934)	-
Net income adjusted for non-cash items	232.337	167.671
Trade receivables and due from related parties	(164.932)	(97.619)
Inventories	(44.963)	(2.113)
Other current assets	(7.956)	(3.105)
Other non-current assets	(2.808)	1.281
Trade payables and due to related parties	58.527	9.323
Interest paid	(10.360)	(7.455)
Employee termination benefits, vacation pay, management bonus payments	(5.213)	(4.133)
Taxes paid	(18.140)	(24.526)
Provisions	6.962	20.233
Other liabilities	87.397	12.265
Net cash generated from operating activities	130.851	71.822
Cash flows from investing activities:		
Purchase of property, plant and equipment and intangibles	(143.131)	(63.356)
Proceeds from sale of property, plant and equipment	9.972	4.578
Marketable securities	(1.003)	(2.901)
Subsidiary acquired, net of cash (Note 2)	(10.940)	-
Time deposit maturity over three months	(5.988)	-
Net cash used in investing activities	(151.090)	(61.679)
Cash flows from financing activities:		
Proceeds from short term bank borrowings	310.837	3.509.335
Repayments of short term bank borrowings	(248.659)	(3.413.830)
Dividends paid	(47.501)	(78.390)
Treasury shares	-	(57.821)
Sale of treasury shares held by a subsidiary	88.191	-
Net cash generated from / (used in) financing activities	102.868	(40.706)
Currency translation adjustment	6.096	-
Net increase / (decrease) in cash and cash equivalents	88.725	(30.563)
Cash and cash equivalents at beginning of year	44.136	43.777
Cash and cash equivalents, period end	132.861	13.214

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

43. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENTS

a. As of September 30, 2006 the share capital of CCBCJ, subsidiary of Efes Sınai, was increased by USD 15.000.000, to USD 68.2000.000.

b. Turkmenistan CC has an accumulated deficit amounting to USD 12.547.526 as of September 30, 2006, (including the current period loss of USD 751.472) and its current liabilities exceed its current assets as of the same date.

c. As of September 30, 2006 and 2005, net financial expenses of the Group is as follows:

	January 1- September 30, 2006	July 1- September 30, 2006	January 1- September 30, 2005	July 1- September 30, 2005
Interest expense	(23.372)	(8.172)	(9.357)	(3.167)
Interest income	8.581	3.911	1.011	221
Net financial expense	(14.791)	(4.261)	(8.346)	(2.946)

Coca-Cola İçecek

November 10, 2006

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

NINE MONTHS HIGHLIGHTS

In the first nine months of 2006, Coca-Cola İçecek's volume, net revenue and EBITDA have all exceeded prior year levels.

- Volume grew by 38.8%, to 342.9 million unit cases
- Net sales reached YTL1,363.2 million; up by 44.6%
- EBITDA was YTL248.9 million, an increase of 56.9% above prior year

THIRD QUARTER HIGHLIGHTS

- Volume grew by 44.4% to 148.7 million unit cases
- Net sales reached YTL 593.4 million; up by 51.6%
- EBITDA was YTL 122.4 million, 71.7% increase over prior year

Selected IFRS Financial Data (YTL million)		9M2006	9M2005
Sales Volume (million uc)		342.9	247.0
	Turkey	81.4%	100.0%
	International	18.6%	-
Net Sales		1,363.2	
	Turkey	83.1%	100.0%
	International	16.9%	-
Gross Profit		445.8	
	Turkey	83.1%	100.0%
	International	16.9%	-
EBIT		179.5	
	Turkey	83.7%	100.0%
	International	16.3%	-
EBITDA		248.9	
	Turkey	83.2%	100.0%
	International	16.8%	-
Net Profit		100.1	
	Turkey	85.7%	100.0%
	International	14.3%	-

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Comments from the CEO, Michael A. O'Neill

Michael A. O'Neill, Chief Executive Officer of Coca Cola İçecek made the following comment:

"CCI has experienced strong growth in all operations across all markets in the first nine months of 2006. We entered the summer season having completed the necessary capacity investments while placing additional coolers. Effective local marketing programs and merchandising initiatives in the third quarter enabled us to reach these impressive results.

In August we launched the new Coke Side of life campaign in both Kazakhstan and Kyrgyzstan, following the successful launch of this campaign in Turkey earlier this year. Turkey and Jordan benefited from the successful Ramadan promotions in September.

Our consistent growth through the first and second quarters has been sustained in the third quarter."

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Accounting Principles

Functional and reporting currency of the Group is the New Turkish Lira ("YTL"). The attached unaudited Consolidated Interim Financial Statements comprising the income statement for the nine month period ending September 30, 2006 and September 30, 2005 as well as the balance sheets as of September 30, 2006 and December 31, 2005, together with the detailed notes to unaudited consolidated interim financial statements in this announcement are prepared in accordance with International Financial Reporting Standards ("IFRS").

CCI acquired Efes Sınai Yatırım Holding A.Ş. ("Efes Invest") on November 14, 2005 and consolidated the balance sheet of Efes Invest as of December 31, 2005. However, the consolidated income statement for the year ended December 31, 2005 includes the results of Efes Invest for the period between November 15 and December 31, 2005.

The attached unaudited consolidated interim financial statements are composed of CCI and its wholly owned subsidiaries of Coca-Cola Satış Dağıtım A.Ş. ("CCSD") (sales & distribution company in Turkey) and Mahmudiye Kaynak Suyu Limited Şirketi ("Mahmudiye") (natural source water production company in Turkey), and Efes Invest (international bottling operations). CCI acquired Mahmudiye on March 16, 2006 and therefore consolidated Mahmudiye income statement only for the period between March 17 and September 30, 2006 in the September 30,2006 consolidated income statement.

The unaudited consolidated interim financial statements of Efes Invest as of September 30, 2006 and 2005, prepared in accordance with IFRS, are also included in this release. The functional and reporting currency of Efes Invest is U.S Dollars and unaudited consolidated interim financial statements of Efes Invest are prepared in U.S. Dollars. The narrative discussions of our international business in this announcement are all based on U.S. Dollars in the Efes Invest financials. New Turkish Lira amounts shown in the consolidated financial statements of Efes Invest have been included solely for the convenience of the reader. The amounts shown in the balance sheet for the nine month period ended September 30, 2006 and for the year ended December 31, 2005 are translated from U.S. Dollars, at the official YTL exchange rate for purchases of U.S. Dollars announced by the Central Bank of the Republic of Turkey on September 30, 2006 and the amounts shown in the income statement are translated from U.S. Dollars with the nine months average exchange rate. Such translation should not be interpreted as a representation that the U.S. Dollar amounts have been or could be converted to YTL at this or any other rate.

Since Efes Invest acquired 90% of Coca-Cola Bottling Company of Jordan ("CCBCJ") on December 29, 2005, the income statement of CCBCJ is not consolidated in the comparable nine months period ended September 30, 2005.

Pro-forma sales volume was prepared with the assumption that the acquisitions of Efes Invest by CCI and CCBCJ by Efes Invest were completed at January 1, 2005 and includes the consolidated results of the three companies for the period ended September 30, 2005.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Sales

Consolidated

- Volume increased by 38.8% to 342.9 million unit cases in 9M2006, on a pro-forma basis, volume rose by 14.7%.

- Net sales increased by 44.6% to YTL1,363.2 million in 9M2006. Of the increase, YTL230.8 million is attributable to the inclusion of international operations.

Turkey

- Volume increased by 13.0% to 279.2 million unit cases in the first nine months of 2006.

- Net sales increased by 20.2%, to YTL1,133.1 million in 9M2006 due to the sales volume increase referred to above, as well as an increase in net sales per unit case owing to an increase in New Turkish Lira selling prices.

International

- Volume increased by 63.8% to 63.7 million unit cases in 9M2006. On a pro-forma basis, volume increased by 22.7%, to 51.9 million unit cases in 2006.

- Net sales increased by 73.0%, to USD162.2 million in 9M2006, due to very strong volume improvement and inclusion of Jordan operation's figures. Striping out Jordan operations, international operations' sales have grown by 41.9%.

- Kazakhstan generated 57.1% of total net sales in the nine months period ended September 30, 2006, followed by Jordan contributing 18.8% of total sales. USD29.5 million (YTL42.1 million) of this amount was generated by Jordan operations. Azerbaijan and Kyrgyzstan provided 18.3% and 5.8% of Efes Invest's consolidated revenues, respectively, in the first nine month of 2006.

Cost of Sales and Gross Profit Margin

Consolidated

- Cost of sales increased by 40.0% to YTL917.5 million in 9M2006. Of the increase, YTL155.9 million is attributable to the inclusion of international operations. The improvement in cost of sales as a percentage of net sales in Turkey more than offset the decrease in international operations as a result of which cost of sales as a percentage of net sales decreased to 67.3% in 9M2006, from 69.5% in 9M2005.

- Gross profit increased by 55.3% to YTL445.8 million in 9M2006, resulting in a gross profit margin increase from 30.5% to 32.7% in 2006.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Turkey

- Cost of sales increased by 16.4% to YTL762.6 million in 9M2006, primarily due to increased sales volume.
- Cost of sales as a percentage of net sales decreased from 69.5% to 64.3% in the same period.
- Gross profit increased by 29.0% to YTL370.5 million in 9M2006, resulting in a gross profit margin increase from 30.5% to 32.7%, primarily to due to increasing in volume thus benefiting from economies of scale.

International

- Cost of sales increased by 79.2% to USD109.5 million in 9M2006, primarily due to the first time consolidation of Jordan operations, and increased sales volume. Excluding Jordan operations, cost of sales increased by 39.6% compared to the same period in 2005.
- Cost of sales as a percentage of net sales increased from 65.0% in the first nine months of 2005 to 67.5%, which is 64.3% excluding Jordan operations.
- Gross profit increased by 60.2%, to USD52.7 million in 9M2006; increased by 30.7% excluding Jordan operations.
- By excluding Jordan operations, gross profit margin realized by 35.7% is nearly the same when compared with the same period of 2005.

EBIT

Consolidated

- Operating expenses increased by 46.4% to YTL266.3 million in 9M2006, due to increase in sales volume.
- EBIT increased by 70.6%, to YTL179.5 million in 9M2006.
- EBIT margin increased from 11.6% to 13.2% in the same period.

Turkey

- Operating expenses increased 21.1% to YTL220.3 million in 9M2006, primarily due to the increase in sales volume.
- EBIT increased by 42.9% to YTL150.3 million in 9M2006.
- EBIT margin reached 13.3% from 11.2% in the same period last year.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

International

- Operating expenses increased from USD15.8 million in 9M2005, to USD32.6 million in 9M2006, due to inclusion of Jordan operations and also strong growth in sales volume.
- EBIT increased by 17.5% to USD20.1 million in 9M2006.
- EBIT margin decreased from 18.3% to 12.4% in the same period due to consolidation of Jordan operations.

EBITDA

- Consolidated EBITDA increased by 56.8% to YTL248.9 million in 9M2006, as a result of the increased EBIT and depreciation expense related to the inclusion of international operations in 2006. EBITDA margin increased from 16.8% to 18.3% in the same period.
- Turkish operations' EBITDA increased by 30.4% to YTL207.1 million in 2006. EBITDA margin increased from 16.8% in to 18.3% in 9M2006.
- International operations' EBITDA increased by 37.4% to USD29.4 million in 9M2006. EBITDA margin declined from 22.9% in 9M2005 to 18.1% in 9M2006, having 22.2% EBITDA margin excluding Jordan operations.

Net Income

- CCI recorded a net income of YTL95.9 million in 9M2006, despite F/X losses of YTL59.6 million resulting from 11.6% devaluation of YTL between December 31, 2005 and September 30, 2006. While Turkish operations' net income was YTL82.2 million, international operations recorded a net income of YTL15.4 million.
- Turkish operations' net income increased only by 13.1% to YTL82.2 million in 9M2006. The increase in the net income level was limited due to F/X losses mainly calculated over foreign-currency-denominated bank borrowings.
- In international operations, 9M2006 net income is amounting to USD 10.8 million. Excluding the net loss effect of the Jordan operation, consolidated net income is USD 14.5 million.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Special Note Regarding Forward-Looking Statements

This press release includes forward-looking statements including, but not limited to, statements regarding CCI's plans, objectives, expectations and intentions and other statements that are not historical facts. Forward-looking statements can generally be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "target," "believe" or other words of similar meanings. These forward-looking statements reflect the current views and assumptions of management and are inherently subject to significant business, economic and other risks and uncertainties. Although management believes the expectations reflected in the forward-looking statements are reasonable at this time, you should not place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from CCI's expectations include, without limitation: changes in CCI's relationship with The Coca-Cola Company and its exercise of its rights under our bottler's agreements; CCI's ability to maintain and improve its competitive position in its markets; CCI's ability to obtain raw materials and packaging materials at reasonable prices; changes in CCI's relationship with its significant shareholders; the level of demand for its products in its markets; fluctuations in the value of the New Turkish Lira or the level of inflation in Turkey; other changes in the political or economic environment in Turkey or CCI's other markets; adverse weather conditions during the summer months; changes in the level of tourism in Turkey; CCI's ability to successfully implement its strategy; and other factors. Should any of these risks and uncertainties materialize, or should any of management's underlying assumptions prove to be incorrect, CCI's actual results of operations or financial condition could differ materially from that described herein as anticipated, believed, estimated or expected. Forward-looking statements speak only as of the date of this press release and CCI has no obligation to update those statements to reflect changes that may occur after that date.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

CCI – Consolidated IFRS Income Statement (including Efes Invest)

(YTL million)	30.09.2006 (unaudited)	30.09.2005 (unaudited)
Sales	1,363.2	942.5
Cost of Sales	-917.4	-655.4
Gross Profit	**445.8**	**287.1**
Operating Expenses	-266.3	-181.9
Operating Profit	**179.5**	**105.2**
Financial Expense	-66.0	-9.3
Other (Expense)/Income	-5.2	0.8
Monetary (Loss)/Gain	-	5.0
Income Before Tax	**108.4**	**101.7**
Income Taxes	-8.3	-29.0
Minority Interest	4.2	-
Net Income	**95.9**	**72.7**
EBITDA	**248.9**	**158.7**
Sales Volume (million uc)	342.9	247.0

CCI – Consolidated IFRS Balance Sheet (including Efes Invest)

(YTL million)	30.09.2006 (unaudited)	31.12.2005 (audited)	(YTL million)	30.09.2006 (unaudited)	31.12.2005 (audited)
Cash	138.8	44.1	ST Borrowings	268.3	320.5
Trade Receivables, net	243.0	121.4	Current portion of LT Borrowings	5.9	10.8
Investments in Securities	5.4	4.4	Trade and Other Payables	253.5	107.7
Inventories	157.6	112.2	Income Tax Payable	18.9	9.1
Prepayments and other current assets	62.4	13.1	Provisions	2.9	3.0
Prepaid income taxes	4.7	20.7	**Total Current Liab.**	**549.5**	**451.1**
Total Current Assets	**611.9**	**316.0**			
			LT Borrowings	175.0	8.7
Investment in Associate	2.6	2.6	Deferred Tax Liability	5.1	23.9
Property, Plant and Equipment	704.1	613.8	Provisions	19.8	17.2
Intangible Assets	328.4	286.6	**Total Non-Current Liab.**	**199.9**	**49.8**
Deferred Tax Assets	-	-			
Prepayments and other non-current assets	17.9	15.3	**TOTAL EQUITY**	**915.5**	**733.3**
Total Current Assets	**1,053.0**	**918.3**			
			TOTAL LIAB. AND S.HOLDER'S LIAB.	**1,664.9**	**1.234,2**
TOTAL ASSETS	**1,664.9**	**1.234,2**			

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

CCI –Turkey IFRS Income Statement

(YTL million)	30.09.2006 (unaudited)	30.09.2005 (unaudited)
Sales	1.133,1	942.5
Cost of Sales	762,6	-655.4
Gross Profit	**370,5**	**287.1**
Operating Expenses	220.2	-181.9
Operating Profit	**150,3**	**105.2**
Financial Expense	- 62,3	-9.3
Other (Expense)/Income	-4,5	0.8
Monetary (Loss)/Gain	0,0	5.0
Income Before Tax	**83,4**	**101.7**
Income Taxes	-1,3	-29.0
Minority Interest	0,0	-
Net Income	**82,2**	**72.7**
EBITDA	**207,1**	**158.7**
Sales Volume (million uc)	279,2	247,0

CCI –Turkey IFRS Balance Sheet

(YTL million)	30.09.2006 (unaudited)	31.12.2005 (unaudited)
Cash	111.2	33.0
Trade Receivables, net	223.4	111.9
Investments in Securities	5.0	3.9
Inventories	111.7	85.3
Prepayments and other current assets	58.5	9.3
Prepaid income taxes	-	16.5
Total Current Assets	**509.8**	**259.9**
Investment in Associate	330.8	330,8
Property, Plant and Equipment	522.0	480,2
Intangible Assets	11.3	2,3
Deferred Tax Assets	-	-
Prepayments and other non-current assets	17.9	15.0
Total Current Assets	**882.0**	**828.3**
TOTAL ASSETS	**1,391.9**	**1.088,2**

(YTL million)	30.09.2006 (unaudited)	31.12.2005 (unaudited)
ST Borrowings	195.0	276.1
Current portion of LT Borrowings	5.3	10.4
Trade and Other Payables	202.5	75,1
Income Tax Payable	14.4	7,9
Provisions	2.8	3.0
Total Current Liab.	**420.0**	**372.5**
LT Borrowings	157.0	-
Deferred Tax Liability	5.7	25.9
Provisions	19.6	17.0
Total Non-Current Liab.	**182.3**	**42.9**
TOTAL EQUITY	**789.5**	**672.6**
TOTAL LIAB. AND S.HOLDER'S LIAB.	**1,391.9**	**1.088,2**

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

Efes Invest – Consolidated IFRS Income Statement

	30.09.2006 (USD million) (unaudited)	30.09.2006 (YTL million)	30.09.2005 (USD million) (unaudited)	30.09.2005 (YTL million)
Sales	162.2	230.8	94.0	125.6
Cost of Sales	109.5	155.9	61.1	81.7
Gross Profit	**52.7**	**75.0**	**32.9**	**43.9**
Operating Expenses	32.6	46.4	15.8	21.1
Operating Profit	**20.1**	**28.6**	**17.1**	**22.8**
Other Income	1.2	1.7	1.1	1.4
Other Expense	-1.0	-1.4	-0.8	-1.1
Financial Expense	-2.8	-4.0	-1.1	-1.4
Operating Income	**17.5**	**24.9**	**16.3**	**21.7**
Monetary Gain/Loss	-0.2	-0.2	0.9	1.3
Minority Interest	-1.6	-2.3	-1.3	-1.8
Profit Before Tax	**15.7**	**22.4**	**15.9**	**21.2**
Taxes	-4.9	-7.0	-3.2	-4.2
Net Income	**10.8**	**15.4**	**12.7**	**17.0**
EBITDA	**29.4**	**41.8**	**21.4**	**28.6**
Sales Volume (million uc)	63.7		38.9	

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Efes Invest – Consolidated IFRS Balance Sheet

	30.09.2006 (USD million) (unaudited)	30.09.2006 (YTL million)	31.12.2005 (USD million) (audited)	31.12.2005 (YTL million)
Cash	18.5	27.6	8.3	12.4
Marketable Securities	0.3	0.5	0.4	0.6
Trade Receivables. net	10.3	15.4	5.5	8.2
Due from related parties	2.8	4.3	1.7	2.5
Other Receivables	0.1	0.2	0.1	0.2
Inventories	36.1	54.1	26.0	38.9
Other	5.7	8.4	5.8	8.7
Total Current Assets	**73.8**	**110.5**	**47.8**	**71.6**
Financial Assets	1.7	2.6	2.0	2.9
Fixed Assets	120.1	179.8	97.8	146.5
Intangible Assets	2.4	3.6	2.4	3.6
Other	0.0	0.0	0.2	0.3
Total Non-Current Assets	**124.2**	**186.0**	**102.4**	**153.3**
TOTAL ASSETS	**198.0**	**296.5**	**150.2**	**224.9**

	30.09.2006 (USD million) (unaudited)	30.09.2006 (YTL million)	31.12.2005 (USD million) (audited)	31.12.2005 (YTL million)
ST Borrowings	48.9	73.2	33.1	49.6
Current portion of LT Borrowings	0.4	0.6	0.3	0.5
Trade Payables	23.7	35.6	16.3	24.4
Due to Related Parties	2.6	3.9	2.5	3.8
Provisions	0.1	0.1	0.0	0.0
Other	10.9	16.3	6.3	9.4
Total Current Liab.	**86.6**	**129.7**	**58.6**	**87.7**
LT Borrowings	11.9	18.0	6.5	9.7
Provisions	0.2	0.2	0.1	0.2
Deferred Tax Liab.	5.8	8.7	5.5	8.2
Total Non-Current Liab.	**18.0**	**26.9**	**12.1**	**18.1**
Minority Interest	12.0	17.9	8.9	13.3
TOTAL EQUITY	**81.5**	**122.0**	**70.6**	**105.7**
TOTAL LIAB. AND S.HOLDER'S LIAB.	**198.0**	**296.5**	**150.2**	**224.9**

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

(No English translation available.)

Coca-Cola İçecek

12 May 2006

The announcement made pursuant to CMB's Communiqué Serial no VIII/39 CMB

Coca-Cola İçecek decided to be a guarantor for Coca-Cola Almaty Bottlers Limited Liability Partnership's (located in Kazakhstan and owned by our affiliate Efes Invest) borrowing of 12 million USD loan, for its working capital requirements. As a result, the ratio of guarantees given to our direct and indirect affiliates to our assets reached 16%, as of our most recent financials dated December 31, 2005.

We hereby confirm that the above mentioned explanations are furnished as per the provision of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that we are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

About Coca-Cola İçecek

CCI's vision is to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. We also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, we are party to a joint venture that has the exclusive distribution rights for brands of the Coca Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, we expanded our bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest which acquired a 90.0% interest in CC Jordan.

We offer a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands that we sell in all of our markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Coca-Cola İçecek

6 June 2006

The announcement made pursuant to CMB's Communiqué Serial no VIII/39 CMB

In the context of merger with Efes Invest, the Extraordinary General Assembly of Coca-Cola İçecek (CCI) will be held on June 29, 2006, at 2:00 p.m., at Esenşehir Mahallesi, Erzincan Caddesi No: 36 Ümraniye 34776, İstanbul. The major item in the agenda is to authorize the Board of Directors to conduct all procedures for the merger of CCI and Efes Invest, in which CCI has an 87.63% shareholding.

We hereby confirm that the above mentioned explanations are furnished as per the provision of the Capital Markets Board Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that we are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

About Coca-Cola İçecek

CCI's vision is to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. We also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, we are party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, we expanded our bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest which acquired a 90.0% interest in CC Jordan.

We offer a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands that we sell in all of our markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Coca-Cola İçecek

29 June 2006

The announcement made pursuant to CMB's Communiqué Serial no VIII/39 CMB

In the Extraordinary General Assembly of Coca-Cola İçecek (CCI), held on June 29, 2006, the Board of Directors is authorized to conduct all procedures for the merger of CCI and Efes Invest, in which CCI has an 87.63% shareholding. In addition, John P. Sechi' s appointment as a Board Member, replacing Mustafa Uysal, is approved by the General Assembly. Finally, Mustafa Uysal was assigned as the Auditor replacing Elif Buluç.

We hereby confirm that the above mentioned explanations are furnished as per the provision of the Capital Markets Board Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that we are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

About Coca-Cola İçecek

CCI's vision is to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. We also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, we are party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, we expanded our bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest which acquired a 90.0% interest in CC Jordan.

We offer a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands that we sell in all of our markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
July 19, 2006

STRONG SALES VOLUME GROWTH IN 1H2006

Coca-Cola İçecek's (CCI) 1H2006 sales volume data, in comparison with the same period of the previous year, is summarized below.


Turkey Volume
(Unit cases in millions) (1)
11,2%
144,0
160,0
1H2005
1H2006
International Volume
(Unit cases in millions) (1)
57,3%
21,7
34,1
1H2005
1H2006
Consolidated Volume
(Unit cases in millions) (1)
11,9%
173,6 (2)
194,2
144,0
160,0
1H2005
1H2006

[1] *A calculated measure of volume represented by one case of 24 Servings, and which is equivalent of 5.678 liters or 192 American standard fluid ounces.*

[2] *Pro Forma combined Efes Invest and CCI figures for the first half on 2005. CCI acquired Efes Invest on November 14, 2005 and consolidated Efes Invest income statement for the period between November 15 and December 31, 2005 in December 31,2005 consolidated income statement. As a result, January 1, 2005-June 30, 2005 consolidated sales volume data of Coca-Cola İçecek does not include Efes Invest figures.*

Consolidated Sales Volume

Unit case sales volume increased by 50.2 million unit cases, or 34.9%, from 144 million unit cases in the first half of 2005 to 194.2 million unit cases in 2006. On a proforma basis, unit case sales volume increased by 20.6 million unit cases, from 173.6 million unit cases (including Efes Invest with Jordan operations) in the first half of 2005 to 194.2 million unit cases in 2006, indicating a 11.9% growth. The combined effect of 11.2% and 57.3% increase in unit case sales volume in Turkey and international operations, respectively, has led to this significant increase on a consolidated basis.

Turkey Sales Volume

Sales volume increased by 16 million unit cases or 11.2% from 144 million unit cases in the first half of 2005 to 160 million unit cases in 2006 primarily due to the strong growth in fruit juice and CSD categories. Schweppes Apple was launched into the market in the second quarter.

International Sales Volume

Sales volume increased by 12.4 million unit cases or 57.3% from 21.7 million unit cases in the first half of 2005 to 34.1 million unit cases in 2006. The sales volume excluding Jordan, on an organic

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

basis, increased by 5.8 million unit cases or 26.7%, from 21.7 million unit cases in the first half of 2005 to 27.5 million unit cases in 2006. There was significant volume growth in all markets..

Jordan operations (CCBJ) significantly contributed to our international sales volume growth in the first half of 2006, as CCBCJ generated 19% of the total sales volume of Efes Invest in the stated period. Likewise, Kazakhstan, Azerbaijan and Kyrgyzstan operations delivered 50%, 25% and 6% of the consolidated sales volume, respectively.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
August 18, 2006

Fitch Upgraded CCI's Foreign Currency Issuer Default Rating

Fitch Ratings has upgraded Coca-Cola İçecek's Foreign Currency Issuer Default Rating ("FC IDR"). Accordingly, FC IDR of Coca-Cola İçecek is upgraded to 'BB' from 'BB-' (BB minus) and Fitch remained on "Outlook Positive". In addition, Coca-Cola İçecek's Local Currency Issuer Default Rating (LC IDR) of 'BBB' was affirmed with "Outlook Stable".

Our local currency rating remains at four notches above the sovereign rating and our foreign currency rating is upgraded to one notch above the sovereign.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
September 25, 2006

Merger with Efes Invest

The Board of Directors of Coca-Cola İçecek ("CCI") has resolved the following matters within the context of the merger of CCI and Efes Sınai Yatırım Holding A.Ş.("Efes Invest"), in which CCI is 87.63% shareholder.

CCI Board of Directors decided to use the method of "restructuring transaction valuation", which takes into consideration all related Board of Directors resolutions as well as ISE announcements by Efes Invest. Thus this method is the most consistent method for the shareholders of both entities, as the merger intention of both companies is acknowledged by the investment community and both companies have traded so far based on this information.

The merger and exchange ratios according to both the equity and restructuring transaction valuations methods are calculated by an independent court expert. The amount of capital increase required in CCI and the calculation principles of the capital increase are determined.

Accordingly, the merger and exchange ratios will be 97.7514% and 1.73839, respectively. In addition, CCI's share capital will be increased by YTL5,741,370 from YTL249,589,770 to YTL255,331,140. In this respect, the CCI's Articles of Association's 6th and 7th articles will be amended accordingly.

CCI Board of Directors further decided to call an extraordinary General Assembly to approve the new Articles of Association following the approval of the merger by the Capital Markets Board, and furthermore authorize the Company management to carry the merger process.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
October 12, 2006

The Capital Markets Board required Coca-Cola İçecek ("CCI") to make an announcement regarding a law suit taken against CCI and covered by the media.

Two seperate associations, namely the "Tüketici Haklarını Koruma Derneği" and "Noel Baba Barış Konseyi Derneği", have filed a law suit against CCI in the Antalya Court of Consumer Rights, stating that there is a lack of information about the contents of Coca-Cola product on the product label. All approvals and information on our product labels are fully in line with the requirements of the Laws. We believe the stated claims will not create any harm to CCI according to Turkish Food Codex, Consumer Rights Law and other related Laws, as well as International Laws.

CCI has evaluated the issue and decided not to provide any provisions related to this legal case, based on IAS 37 paragraph 14.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
October 19, 2006

According to the notice sent by the Capital Markets Board ("CMB"), the merger and exchange ratios to be used in the merger of Coca-Cola İçecek ("CCI") and Efes Sınai Yatırım Holding A.Ş.("Efes Invest") that are calculated according to the restructuring transaction valuation method are not accepted by the CMB.

The CMB stated that according to the Communiqué Serial No: I/31, the selected method does not reflect the current values of both entities, mentioning specifically that the financial statements used during the acquisition exceed the six months guidance. The CMB stated that the selected method uses the valuations utilised in the transaction of Efes Invest shares and CCI's premium capital increase completed at the end of 2005.

The CMB requires CCI to select another method for determining the merger and exchange ratios.

Accordingly, the required studies will be completed and submitted to CMB in order to finalize the merger process at an earliest schedule. The public will be informed immediately about the developments regarding the process.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
October 20, 2006

Merger with Efes Invest

The Board of Directors of Coca-Cola İçecek ("CCI") has resolved the following matters within the context of the merger of CCI and Efes Sınai Yatırım Holding A.Ş.("Efes Invest"), in which CCI is 87.63% shareholder.

As announced on September 25, 2006, CCI Board of Directors decided to use the method of "restructuring transaction valuation", which takes into consideration all related Board of Directors resolutions as well as ISE announcements by Efes Invest. However, according to the notice sent by the Capital Markets Board ("CMB") on October 18, 2006, which was announced to the market on October 19, 2006, the merger and exchange ratios to be used in the merger of CCI and Efes Invest that are calculated according to the "restructuring transaction valuation" method are not accepted by the CMB.

The CMB stated that according to the Communiqué Serial No: I/31, the selected method does not reflect the current values of both entities, mentioning specifically that the selected financial statements used during the acquisition exceed the six months guidance. The CMB stated that the selected method uses the valuations utilised in the purchase transaction of Efes Invest shares and CCI's premium capital increase completed at the end of 2005. Following the notice sent by the CMBAs a result, CCI Board of Directors in its board meeting today haverecently decided to use the "equity method" based on June 30, 2006 audited financial statements.

The merger and exchange ratios according to the equity method are calculated and the amount of capital increase required in CCI and the calculation principles of the capital increase are determined. Accordingly, the merger and exchange ratios will be 98.1205% and 1.4476, respectively. In addition, CCI's share capital will be increased by YTL4,781,012 from YTL249,589,770 to YTL254,370,782. In this respect, 6th and 7th articles of the CCI's Articles of Association's 6th and 7th articles will be amended accordingly.

CCI Board of Directors further decided to call an extraordinary General Assembly to approve the new Articles of Association following the approval of the merger by the CMBapital Markets Board, and furthermore authorize CCIthe Company management to carry the merger process.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
October 31, 2006

Announcement About Alternatifbank

This disclosure is being made in response to a letter from Istanbul Stock Exchange numbered 4/GİD-1067/MÇ/10232 and dated October 31, 2006.

Istanbul Stock Exchange requested a disclosure from our Company based on the news published in Reuters news agency on October 31, 2006, concerning the reaching of agreement in two weeks time in the partnership discussions relating to Alternatifbank A.Ş. There is not a partnership relation between our Company and Alternatifbank A.Ş., which is subject of the news. Therefore, our Company does not have any information about the partnership negotiations as mentioned in the news.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır	*Oya Gür*	*Ayşe Dirik*
Chief Financial Officer	Group Investor Relations & Treasury Manager	Investor Relations Specialist
Telephone: +90 216 528 4432	Telephone: +90 216 528 4446	Telephone: +90 216 528 4480
Fax: +90 216 365 8457	Fax: +90 216 365 8457	Fax: +90 216 365 8457
burak_basarir@cci.com.tr	oya_gur@cci.com.tr	ayse_dirik@cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
November 10, 2006

Merger with Efes Invest

As announced on October 20, 2006, CCI Board of Directors have decided to use the "equity method" based on June 30, 2006 audited financial statements. Accordingly, the merger and exchange ratios will be 98.1205% and 1.4476, respectively. In addition, CCI's share capital will be increased by YTL4,781,012 from YTL249,589,770 to YTL254,370,782.

In the context of merger with Efes Invest, the Capital Markets Board ("CMB") approved CCI's application in its meeting yesterday. In addition, approval was also granted to amend both the 6th and 7th articles of CCI's Articles of Association, relating to the amount of capital increase required in CCI.

The dates of the extraordinary General Assemblies of both CCI and Efes Invest, to approve the amendments in the Articles of Association and the merger agreement, will be announced separately.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
November 13, 2006

Announcement About Financials

On November 10, 2006, we have errenously sent the financial tables of Coca-Cola Satis ve Dagitim A.S. annexed to the provisional tax return for the first 9 months period of 2006 to Istanbul Stock Exchange and we kindly requested the Istanbul Stock Exchange to disregard the financial tables of Coca-Cola Satıs ve Dagitim A.S.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also have an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr

www.cci.com.tr

Coca-Cola İçecek

FOR GENERAL RELEASE TO THE PUBLIC
November 24, 2006

Merger with Efes Invest

The Board of Directors decided to invite the General Assembly of Coca-Cola İçecek (CCI) for an extraordinary meeting, to be held on December 18, 2006, at Esenşehir Mahallesi, Erzincan Caddesi No: 36 Ümraniye 34776, İstanbul address in order to approve the merger agreement, articles 6 and 7 of the Articles of Association, the capital increase and other issues related to the merger with Efes Invest. While the extraordinary General Assembly will be held on 2:30 p.m., the extraordinary General Assembly of A and B type shares will be held on 3:30 p.m. and 4:00 p.m., respectively.

About Coca-Cola İçecek

Coca-Cola İçecek (CCOLA.IS) is a listed company in İstanbul Stock Exchange, has a vision to be one of the leading bottlers of alcohol free beverages in Southern Eurasia (which we define as Turkey, the Caucasus and Central Asia) and the Middle East. Our business is to produce, sell and distribute carbonated soft drinks ("CSDs") and noncarbonated beverages ("NCBs"), primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has an effective 28.9% interest in the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to a joint venture that has the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and has the option to become the sole Coca-Cola bottler in Iraq.

In the fourth quarter of 2005, CCI expanded its bottling operations beyond Turkey with the acquisition of an 87.63% interest in Efes Invest (EFES.IS) which acquired a 90.0% interest in CC Jordan.

CCI offers a wide range of beverages, including CSDs as well as an expanding selection of NCBs (a category that includes juices, waters, sports drinks, energy drinks, iced tea and iced coffee). The core brands in all markets are Coca-Cola, Coca-Cola light, Fanta and Sprite.

Burak Başarır
Chief Financial Officer
Telephone: +90 216 528 4432
Fax: +90 216 365 8457
burak_basarir@cci.com.tr

Oya Gür
Group Investor Relations & Treasury Manager
Telephone: +90 216 528 4446
Fax: +90 216 365 8457
oya_gur@cci.com.tr

Ayşe Dirik
Investor Relations Specialist
Telephone: +90 216 528 4480
Fax: +90 216 365 8457
ayse_dirik@cci.com.tr